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As filed with the Securities and Exchange Commission on April 7, 2004

Registration No. 333-112682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Playboy Enterprises, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-4249478 (I.R.S. Employer Identification Number)

680 North Lake Shore Drive
Chicago, Illinois 60611
(312) 751-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Howard Shapiro, Esq.
Executive Vice President, Law and Administration,
General Counsel and Secretary
Playboy Enterprises, Inc.
680 North Lake Shore Drive
Chicago, Illinois 60611
(312) 751-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois (312) 407-0700	Thomas E. Constance Kramer, Levin, Naftalis & Frankel LLP 919 Third Avenue New York, New York 10022 (212) 715-9100

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 7, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

5,235,948 shares

Playboy Enterprises, Inc.

Class B Common Stock

              This is a public offering of Class B common stock of Playboy Enterprises, Inc. Of the 5,235,948 shares being offered, we are selling 3,600,000 shares and the selling shareholders referred to in this prospectus are selling 1,635,948 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our Class B common stock is listed on The New York Stock Exchange under the symbol "PLA." Our Class B common stock has no voting rights, except as provided in our Amended and Restated Certificate of Incorporation and by Delaware law. The last reported sale price of our Class B common stock on the New York Stock Exchange on April 5, 2004 was $14.10 per share.

See "Risk Factors" beginning on page 9 to read about risks you should consider before buying shares of our Class B common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before expenses, to us	$	$
Proceeds, Before expenses, to the selling shareholders	$	$

              We have granted the underwriters a 30-day option to purchase from us up to 785,392 additional shares of Class B common stock to cover any over-allotments.

Delivery of shares will be made on or about                      , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Banc of America Securities LLC

The date of this prospectus is                      , 2004.

50
NOW IS
THE TIME FOR
PLAYBOY
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CHUCK PALAHNIUK

THE NEW PLAYBOY BACHELOR PAD

50

Playboy Enterprises is a brand-driven, international multimedia entertainment company that publishes editions of *Playboy* magazine the Playboy and Spice trademarks internationally for a range of consumer products and services; and operates a network of Websites

ONLINE

PLAYBOY
HARD NEWS
Answer the Damn Question!
cyber girl
PLAYBOYSTORE.COM

LICENSING

ine around the world; operates Playboy and Spice television networks and distributes programming via home video and DVD globally; licenses ites including *Playboy.com*, a leading men's lifestyle and entertainment Website.

 PROSPECTUS SUMMARY

        This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that is important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" and our consolidated financial statements and related notes and other information included elsewhere and incorporated herein by reference, before making an investment decision. In this prospectus, "Playboy," "our company," "we," "us" and "our" refer to Playboy Enterprises, Inc. and its subsidiaries unless the context otherwise requires. Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters. In this prospectus, the term "common stock" includes both our Class A common stock and Class B common stock.

Our Business

        We are a worldwide leader in the development and distribution of multi-media entertainment for adult audiences. The Playboy brand is one of the most widely recognized and popular brands in the world. The strength of our brand drives our entertainment, publishing, online and licensing businesses, all of which hold leadership positions in their respective market segments. We are the largest U.S. provider of adult pay television content. In addition, we are the only provider of adult content whose programming is carried by all six of the major cable multiple system operators, or MSOs, in the U.S. and by all four of the largest satellite direct-to-home, or DTH, operators in the U.S. and Canada. Playboy magazine, celebrating its 50th Anniversary, is the best-selling monthly men's magazine in the world, with a worldwide paid monthly circulation of over four million copies. Our online operations consist of a highly-trafficked network of websites that have an established and growing membership and e-commerce base. Our licensing businesses leverage the Playboy name, the Rabbit Head Design and our other trademarks with minimal capital investment in the worldwide manufacture, sale and distribution of a wide variety of consumer products.

        The appeal of the Playboy brand is global. Our Playboy TV and movie network programming is distributed internationally through 25 networks. Additionally, we license programming that airs on other networks in more than 25 countries. We sell the U.S. edition of Playboy magazine in 69 countries and territories and also license 17 international editions. We offer Playboy-branded online sites featuring local content in four countries through license agreements with local partners. Our trademarks are licensed for consumer products in more than 100 countries and territories.

        We operate in four groups: Entertainment, Publishing, Online and Licensing. In 2003, these groups generated revenues of $136.9, $120.7, $38.8 and $19.4 million, respectively, and segment income of $28.1, $5.2, $2.8 and $10.3 million, respectively.

Entertainment Group

        Our Entertainment Group develops, produces and distributes a wide range of high-quality adult television programming. Our programming is easily adapted from television to DVD/home video formats, as well as for online and international television audiences, enabling us to spread our relatively fixed programming costs over multiple revenue streams. Our television network offerings in the U.S. include Playboy TV and Playboy TV en Español, for which we create a wide range of original content, and seven Spice-branded movie networks, which primarily air content we license on an exclusive basis from third parties. We occupy the majority of channel space in the U.S. dedicated to adult programming. We believe that our original programming, combined with our multiple, high quality movie networks with differentiated content, allows distributors to tailor network offerings to local standards and tastes and expands consumers' viewing and purchase options. In addition, the mainstream acceptance of the Playboy brand allows distributors to directly promote our networks by name. We believe these factors increase the likelihood that distributors and consumers will choose Playboy-owned networks over our competitors.

        Our programming is available to customers on a pay-per-view, or PPV, monthly subscription, video-on-demand, or VOD, or monthly subscription video on demand, or SVOD basis. In 2003, we had over 47 million buys in PPV alone on our U.S. networks. As of December 31, 2003, Playboy TV was available in the U.S. and Canada in approximately 43.0 million household units. Playboy TV en Español was available domestically in approximately 11.4 million household units. Our Spice-branded movie networks were available domestically in approximately 91.9 million household units. A household unit is one household carrying one network per carrier platform. A single household can represent multiple household units if more than one of our networks or multiple platforms are available to a household.

        We currently own and operate or license 18 Playboy, Spice and locally branded movie networks in Europe and the Pacific Far East. Through joint ventures, we have equity interests in seven additional networks in Japan, Latin America and Iberia. At December 31, 2003, our international TV networks were available in approximately 37.0 million household units. These networks primarily carry U.S.-originated content, which is subtitled or dubbed, complemented by local content. We also derive revenues by licensing programming rights from our extensive library of content to broadcasters internationally. We further leverage our proprietary Playboy programming by releasing content on DVD/home video formats in the U.S. and 50 other countries.

        Playboy TV and Playboy TV en Español air a variety of original programming that we currently produce at our state-of-the-art production facility. Our proprietary productions include reality-based and dramatic series, documentaries, live events, entertainment news and celebrity and Playmate features. We have an extensive library of original Playboy movies and TV programs. Our 2003 programming expenditures totaled $44.7 million, approximately two-thirds of which were used to create 268 hours of original programming for Playboy TV.

Publishing Group

        Playboy magazine is the best selling monthly men's magazine in the U.S. and in the world. The U.S. edition of Playboy is sold in 69 countries and territories worldwide and has had a monthly circulation of approximately 3.1-3.4 million for the past 18 years. In the U.S., Playboy is read by approximately one in every seven men aged 18 to 34 and approximately 85% of the magazine's circulation is by subscription. We also license 17 international editions of Playboy to local partners. These international editions have an aggregate monthly circulation of approximately 1.1 million.

        Playboy magazine plays a key role in driving the continued popularity and recognition of the Playboy brand. We have a vast photographic library, which we believe contains over 12 million images, as well as an extensive editorial library. We repurpose these libraries to create other publishing products, including pictorially focused special editions and calendars, as well as books and other ancillary products. We also repurpose our magazine editorial content and photography to supplement our entertainment and online original programming.

Online Group

        Our Online Group provides a wide range of web-based entertainment experiences under the Playboy and Spice brand names. Our online businesses generate multiple revenue streams, primarily fees for subscription services and e-commerce, and, to a smaller extent, advertising, the licensing of international sites, wireless services and license fees from online gaming. We currently operate seven subscription-based sites, including two that feature VOD content and appeal primarily to broadband customers. Our sites offer premium content available exclusively online as well as video and editorial content from both our recently produced programming and publications and our extensive libraries.

Our e-commerce sites include a Playboy store, which offers Playboy-branded fashions, accessories, DVDs, collectibles and other products. Our print catalogs supplement our online e-commerce offerings. Our licensed international websites largely mirror our domestic multiple revenue stream model. Playboy.com, our free domestic website, generates advertising revenues and directs visitors to our various revenue-generating sites.

Licensing Group

        We license the Playboy name, the Rabbit Head Design and other images, trademarks and artwork, as well as the Spice name and trademarks, for the worldwide manufacture, sale and distribution of a variety of consumer products. Our licensed product lines include men's and women's apparel, accessories, collectibles and home fashions. We also license and, from time to time, sell art and art-related products, most of which were commissioned as illustrations for Playboy magazine. We recently expanded our activities into entertainment licensing, including branded slot machines and electronic games. Our licensed products are sold through multiple channels, including department and specialty stores as well as online and by print catalogs.

Competitive Strengths

        Strong Brand Franchise.    Playboy is one of the most widely recognized brands in the world. Over our 50-year history, we expanded from a domestic magazine publisher into an international multi-media entertainment enterprise, and our brand today is able to reach more people than at any time in our history. We believe that the strength of our brand allows us to implement our strategy more efficiently and with fewer resources. Specifically, we believe that our strong brand recognition drives consumer demand for our products, improves our position with distributors and licensees, facilitates the creation of alliances and partnerships and reduces marketing expenditures.

        Leading Market Positions.    We are a market leader in our pay television, publishing and online subscription businesses. We are the only provider of adult content whose television programming is aired on all six of the major MSOs in the U.S. and all four of the largest DTH services in the U.S. and Canada. Playboy is the best selling monthly men's magazine in the world. Our network of websites includes Playboy.com, a leading men's lifestyle and entertainment website.

        Commitment to Original Content and In-House Production Capabilities.    We believe that providing proprietary, branded content and having in-house production capabilities are important advantages in the television programming industry. We have developed a large and valuable library of video content, consisting of approximately 2,500 hours of exclusive Playboy-branded original programming, which we believe has enduring appeal and enables us to generate recurring revenues from our programming investments. Our domestic programming is now produced in high-definition format at Andrita Studios, our state-of-the-art production facility. The facility allows us to produce a wide array of programming designed to appeal to a broad audience and provides flexibility to respond effectively to changing trends and consumer tastes. Our online sites also offer significant amounts of premium, original content not available elsewhere, a portion of which is produced at Andrita.

        Efficiencies Achieved Through Multiple Distribution Platforms.    We leverage our strong brand and valuable content libraries across multiple distribution platforms, allowing us to generate incremental revenue without a commensurate increase in cost. Playboy magazine's photo library provides content for other print products as well as our websites. In turn, our websites often expand on content originally produced for our magazine or television networks. In addition, we are able to cross-promote our various products without the marketing costs that would be necessary for competitors that do not possess our diversity of media platforms.

        Financial Flexibility.    We currently intend to use a portion of the proceeds from the offering to reduce our outstanding indebtedness by approximately $35.0 million. This debt reduction will benefit our cash flow by eliminating $3.9 million in annual cash interest payments. In addition, our cash flow will benefit from the elimination of the $1.3 million in annual dividend payments on our outstanding Series A preferred stock, or the Playboy preferred stock, which will be converted into Class B common stock and sold in this offering. As a result, the offering will provide us with additional financial flexibility to make selective investments in our high growth, high margin businesses and to pursue other opportunities to leverage our brand.

Growth Strategy

        We will continue to leverage our leading market positions and strong brand recognition established over the last 50 years. The principal elements of our growth strategy include the following:

        Increase Distribution and Penetration of Our Domestic Television Networks.    We continually seek to increase the number of households that have access to our programming, primarily through three strategic initiatives:

  •
  Multiple Offerings.    Our nine domestic television networks provide a wide range of options that allow distributors to select programming they believe will appeal to their customers. We believe we also can drive distribution of our existing networks by offering additional networks, launching on new MSO and affiliate systems and continuing to provide marketing and promotional services to operators.

  •
  Original, Branded Content.    We believe that by offering original, high quality programming, consumers will increasingly select our networks. Our proprietary programming differentiates us from our competitors and leverages the strength of our brands. Producing original content also allows us to respond effectively to emerging trends and consumer tastes. In 2004, we expect to spend approximately $46 million on original and acquired programming, including an increase in the production of original content.

  •
  Capitalize on New Distribution Technologies.    We intend to capitalize on new distribution technologies as they become more widely available and as consumers increasingly utilize them. The conversion to digital technology allows MSOs to expand the number of networks they can offer. Services such as VOD and SVOD offer consumers increased control over their viewing options and enhance the attractiveness of monthly subscriptions. According to Paul Kagan Associates, Inc., or Kagan, an independent media research firm, at the end of 2003, VOD services were available in 17 million, or 25% of all, cable households and are projected to be available in 31 million, or 47% of all, cable households by the end of 2006.

        Expand Our International Television Business.    We seek to grow our television business internationally. Having recently reacquired our international television rights outside of Latin America and Iberia, we expect to increase distribution of our networks through growth in the number of households that have access to cable, as digital technology becomes more widely available, and through new agreements with additional cable and DTH operators. We also plan to add new Spice and local movie services to complement Playboy TV. We intend to leverage our strong global brands and high quality programming to continue our expansion into additional countries through the launch of new networks. We will provide our programming to other channels in territories that cannot yet support a network because of technological or economic limitations.

        Grow Our Online Business.    We intend to grow our online business by increasing the subscriber base of our existing branded websites, developing or acquiring additional sites, expanding internationally through license agreements with local partners and optimizing our e-commerce and print catalog offerings. We develop websites with exclusive, compelling and customized content, which we believe will enable us to attract and retain additional subscribers. We seek opportunities to capitalize on technological advances, such as the increased global availability of wireless and broadband services, thereby allowing us to develop, promote and sell new products. We selectively use partnership and affiliate agreements with other leading online businesses to offer features and technologies that enhance our customers' online experience and drive traffic flow to and awareness of our sites.

        Enhance and Extend our Licensing Businesses.    We currently generate license fee revenue across all of our businesses and continually seek new opportunities to further leverage our brand. This revenue stream generally carries high margins and requires minimal, if any, capital investment by us. Our international magazine editions and international websites operate under license agreements principally with the same local partners. We plan to expand our licensed products business through additional product lines, through penetration into new markets and through additional retail and new distribution channels, such as standalone Playboy concept retail stores funded and operated by our licensees. We are also exploring several potential location-based entertainment opportunities which may include night club and retail components, as well as casino gaming on a licensed basis, funded and operated by local partners.

Company Information

        Our common stock trades on the New York Stock Exchange under the symbols PLAA, for our Class A (voting) shares, and PLA, for our Class B (non-voting) shares.

        We were founded in 1953. Our principal executive offices are located at 680 North Lake Shore Drive, Chicago, Illinois 60611, and our telephone number is (312) 751-8000. Our corporate website is located at www.playboyenterprises.com. Information contained on our website is not a part of this prospectus.

 The Offering

Class B common stock offered by us	3,600,000 shares
Class B common stock offered by selling shareholders	1,635,948 shares
Total shares of Class B common stock offered	5,235,948 shares
Total shares of Class B common stock to be outstanding after the offering	27,724,099 shares
Total shares of Class A and Class B common stock to be outstanding after the offering	32,588,201 shares
Use of proceeds
To redeem $35 million aggregate principal amount of the 11% senior secured notes due 2010, or senior secured notes, issued by our wholly-owned subsidiary, PEI Holdings, Inc., at a redemption price of 111.0%, plus accrued and unpaid interest; to pay accrued and unpaid dividends on the outstanding Playboy preferred stock prior to conversion; and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders. See "Use of Proceeds."
Exchange listing	Our Class B common stock is listed on the New York Stock Exchange under the symbol "PLA."

        The number of shares of common stock outstanding after this offering is based upon the number of shares outstanding as of February 29, 2004 and includes the conversion of all of the outstanding shares of Playboy preferred stock into 1,485,948 shares of our Class B common stock and the sale of those shares in this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing from Related Party." The number of shares of Class B common stock outstanding after this offering does not include the following:

  •
  167,500 shares of Class B common stock subject to restricted stock units outstanding at February 29, 2004, none of which were vested;

  •
  3,324,019 shares of Class B common stock issuable upon exercise of options outstanding at February 29, 2004, with a weighted average exercise price of $16.00 per share; and

  •
  1,489,578 shares of Class B common stock reserved for future issuance under our stock option plans.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        The summary information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and other information included elsewhere and incorporated by reference in this prospectus.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share amounts)
Selected income statement data(1):
Net revenues
Entertainment	$136,891	$121,639	$113,833	$100,955	$125,783
Publishing	120,678	111,802	124,496	135,508	133,289
Online	38,844	30,964	27,499	25,291	16,104
Licensing	19,431	13,217	10,769	9,246	8,533
Catalog	—	—	10,986	32,360	60,335

Total net revenues	315,844	277,622	287,583	303,360	344,044
Costs and expenses
Cost of sales	(229,216)	(204,616)	(237,048)	(261,007)	(273,675)
Selling and administrative expenses	(56,826)	(58,117)	(58,050)	(55,385)	(56,390)
Restructuring expenses	(350)	(6,643)	(3,776)	(3,908)	(1,091)

Total costs and expenses	(286,392)	(269,376)	(298,874)	(320,300)	(331,156)

Gain (loss) on disposals	—	442	(955)	(2,924)	1,728

Operating income (loss)	29,452	8,688	(12,246)	(19,864)	14,616
Interest expense	(16,309)	(15,147)	(13,970)	(9,148)	(7,977)
Loss before income taxes and cumulative effect of change in accounting principle	(2,590)	(8,591)	(28,327)	(31,399)	(6,430)
Income tax benefit (expense)	(4,967)	(8,544)	(996)	(16,227)	862
Net loss	(7,557)	(17,135)	(33,541)	(47,626)	(5,335)
Basic and diluted earnings per common share
Net loss	(0.31)	(0.67)	(1.37)	(1.96)	(0.23)
	As of December 31, 2003
	Actual	As Adjusted(2)
	(in thousands)
Selected balance sheet data:
Cash and cash equivalents	$31,332	$38,304
Total assets	418,060	422,814
Long-term financing obligations	115,000	80,000
Shareholders' equity	106,636	147,524

(Footnotes appear on following page)

	As of December 31,
	2003	2002	2001	2000	1999
	(in thousands, except number of ad pages)
Other financial statement data:
Cash investments in Company-produced and licensed entertainment programming	$44,727	$41,717	$37,254	$33,061	$35,262
Amortization of investments in Company-produced and licensed entertainment programming	(40,603)	(40,626)	(37,395)	(33,253)	(34,341)
Operating income (loss)	29,452	8,688	(12,246)	(19,864)	14,616
Depreciation of property and equipment	(3,698)	(3,781)	(3,897)	(3,561)	(2,055)
Amortization of intangible assets	(5,257)	(7,212)	(10,612)	(8,097)	(6,295)
Restructuring expenses	(350)	(6,643)	(3,776)	(3,908)	(1,091)
Gains (loss) on disposals	—	442	(955)	(2,924)	1,728
Selected operating data:
Household units(3)
Playboy TV networks
DTH	21,600	19,200	18,100	15,400	12,400
Digital cable	16,900	14,000	10,300	3,200	1,300
Analog addressable cable	4,500	5,700	7,800	11,000	11,700
Playboy TV en Español(4)
DTH	8,100	7,000	—	—	—
Digital cable	3,300	2,700	—	—	—
Movie networks(5)
DTH	42,200	38,400	35,300	—	—
Digital cable	42,800	36,900	25,300	8,400	3,900
Analog addressable cable	6,900	10,800	17,000	16,200	18,300
International TV households	37,000	30,900	29,500	25,700	13,200
Playboy magazine ad pages	555	515	618	674	640
Online subscribers	163	148	102	67	40

(1)
Certain amounts reported for prior periods have been reclassified to conform to the current year's presentation.

(2)
The as adjusted balance sheet data gives effect to the following transactions as if they had occurred on December 31, 2003: (a) the conversion of the outstanding Playboy preferred stock into 1,485,948 shares of Class B common stock in connection with this offering; and (b) the sale of the 3,600,000 shares of Class B common stock offered by us in this offering at an assumed offering price of $14.10 per share, the last reported sale price of our Class B common stock on the New York Stock Exchange on April 5, 2004, after deducting the underwriting discount and our estimated offering expenses and after giving effect to the application of the estimated net proceeds received by us as described in the section of this prospectus entitled "Use of Proceeds."

(3)
Each household unit is defined as one household carrying one given network per carriage platform. A single household can represent multiple household units if two or more of our networks and/or multiple platforms (i.e., digital and analog) are available to that household.

(4)
We obtained 100% distribution rights of Playboy TV en Español in the U.S. Hispanic market in December 2002 in connection with the restructuring of the ownership of our international TV joint ventures. Prior to the restructuring, this network was included in international TV's household units.

(5)
In March 1999 we acquired two Spice networks and in July 2001 we acquired The Hot Network, The Hot Zone and the related television assets of Califa Entertainment Group, Inc. and the Vivid TV network and related television assets of V.O.D., Inc.

 RISK FACTORS

        An investment in shares of our Class B common stock involves risks. You should carefully consider the risks described below in addition to the other information contained in or incorporated by reference into this prospectus before buying shares of our Class B common stock in this offering. We believe the risks and uncertainties described below and in "Special Note Regarding Forward-Looking Statements" are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected, and the trading price of our Class B common stock could decline.

We may not be able to protect our intellectual property rights.

        We believe that our trademarks, particularly the Playboy name and Rabbit Head Design, and other proprietary rights are critical to our success, potential growth and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. Our actions to establish and protect our trademarks and other proprietary rights, however, may not prevent imitation of our products or control piracy by others or prevent others from claiming violations of their trademarks and proprietary rights by us. Any infringement or related claims, even if not meritorious, may be costly and time-consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant financial and managerial resources, which could harm our business, financial condition or operating results. Product imitation and piracy could negatively affect our revenues. These concerns are particularly relevant with regard to those international markets, such as China, in which it is especially difficult to control piracy and enforce intellectual property rights.

Failure to maintain our agreements with multiple system operators and DTH operators on favorable terms could adversely affect our business, financial condition or results of operations.

        Our networks and other product offerings are carried by all six of the major MSOs in the U.S. and all four of the largest DTH operators in the U.S. and Canada. Our agreements with these operators are renewed or renegotiated from time to time in the ordinary course of business. In some cases, following the expiration of an agreement, we and the respective operator continue to perform in accordance with the terms of the expired agreement until a new agreement is negotiated. In any event, our agreements with MSOs and DTH operators generally may be terminated on short notice without penalty. If one or more multiple system operators or DTH operators terminate or do not renew these agreements, or do not renew them on terms as favorable as current agreements, our business, financial condition or results of operations could be materially adversely affected.

        In addition, competition among television programming providers is intense for both channel space and viewer spending. Our competition varies in both the type and quality of programming offered, but consists primarily of other premium pay services, such as general-interest premium channels and other adult movie pay services. We compete with the other pay services as we attempt to obtain or renew carriage with MSOs and DTH operators, negotiate fee arrangements with these operators and market our programming through these operators to consumers. The competition with programming providers has intensified as a result of consolidation in the DTH and cable systems industry, which has resulted in larger, but fewer operators. The impact of industry consolidation, any decline in our access to, and acceptance by, DTH and/or cable systems and the possible resulting deterioration in the terms, cancellation of fee arrangements or pressure on margin splits with operators of these systems could adversely affect our business, financial condition or results of operations.

Limits on our access to satellite transponders could adversely affect our business, financial condition or results of operations.

        Our cable television and DTH operations require continued access to satellite transponders to transmit programming to cable or DTH operators. Material limitations on our access to these systems or alternative satellite transponder capacity could materially adversely affect our business, financial condition or results of operations. Our access to transponders may be restricted or denied if:

  •
  we or the satellite owner is indicted or otherwise charged as a defendant in a criminal proceeding;

  •
  the FCC issues an order initiating a proceeding to revoke the satellite owner's authorization to operate the satellite;

  •
  the satellite owner is ordered by a court or governmental authority to deny us access to the transponder;

  •
  we are deemed by a governmental authority to have violated any obscenity law;

  •
  our satellite transponder providers fail to provide the required services; or

  •
  a governmental authority commences an investigation concerning the content of our transmissions.

We are subject to risks resulting from our operations outside the U.S., and we face additional risks and challenges as we continue to expand internationally.

        The international scope of our operations may contribute to volatile financial results and difficulties in managing our business. For the year ended December 31, 2003, we derived approximately 20% of our consolidated revenues from countries outside the U.S. Our international operations expose us to numerous challenges and risks, including, but not limited to, the following:

  •
  adverse political and economic conditions in various jurisdictions;

  •
  costs of complying with varying governmental regulations;

  •
  fluctuations in currency exchange rates;

  •
  difficulties in developing, acquiring or licensing programming and products that appeal to a variety of different audiences and cultures;

  •
  scarcity of attractive licensing and joint venture partners;

  •
  the potential need for opening and managing distribution centers abroad; and

  •
  difficulties in protecting intellectual property rights in foreign countries.

        In addition, important elements of our business strategy, including capitalizing on advances in technology, expanding distribution of our products and content and leveraging cross-promotional marketing capabilities, involve a continued commitment to expanding our business internationally. This international expansion will require considerable management and financial resources.

        We cannot assure you that one or more of these factors or the demands on our management and financial resources would not harm any current or future international operations and our business as a whole.

Any inability to identify, fund investment in and commercially exploit new technology could have an adverse impact on our business, financial condition or results of operations.

        We are engaged in a business that has experienced significant technological change over the past several years and is continuing to undergo technological change. Our ability to implement our business plan and to achieve the results projected by management will depend on management's ability to anticipate technological advances and implement strategies to take advantage of technological change. Any inability to identify, fund investment in and commercially exploit new technology or the commercial failure of any technology that we pursue, such as VOD, could result in our business becoming burdened by obsolete technology and could have an adverse impact on our business, financial condition or results of operations.

Our Online Group may be adversely affected by failure on our part to implement our business model, to satisfy consumers, by the impact of free content and by any decline in use of the Internet.

        Business Model.    We do not have long-term experience operating the subscription portion of our Internet business model for our Online Group. Although we have experienced increasing subscription revenue in each of the last four years, there can be no assurance that we will be able to provide the pricing and content necessary to attract new or retain existing subscribers and operate the online business profitably.

        Consumer Satisfaction.    The Internet industry is highly competitive. If we fail to continue to develop and introduce new content, features, functions or services effectively or fail to improve the consumer experience, our business, financial condition or results of operations could be materially adversely affected.

        Availability of free content.    To the extent free adult content on the Internet continues to be available or increases, it may negatively affect our ability to attract subscribers and other fee-paying customers.

        Internet use growth.    If use of the Internet declines, we may not realize the expected benefits of our investments in the Online Group. Internet usage may be inhibited by, among other factors:

  •
  inadequate Internet infrastructure;

  •
  unwillingness of customers to shift their purchasing to online vendors;

  •
  security and privacy concerns;

  •
  lack of compelling content;

  •
  problems relating to the development of the required technology infrastructure; and

  •
  the unavailability of cost-effective, high-speed service.

Our online operations are subject to security risks and systems failures.

        Security risks.    Online security breaches could materially adversely affect our Online Group business, financial condition or results of operations. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers' transaction data. In addition, experienced programmers or "hackers" may attempt to misappropriate proprietary information or cause interruptions in our services which could require us to expend significant capital and resources to protect against these problems.

        Other system failures.    The uninterrupted performance of our computer systems is critical to the operations of our Internet sites. Our computer systems are located at Level 3 Communications in Chicago, Illinois and may be vulnerable to fire, power loss, telecommunications failures and other similar catastrophes. In addition, we may have to restrict access to our Internet sites to solve problems caused by computer viruses or other system failures. Our customers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our content. Repeated system failures could substantially reduce the attractiveness of our Internet sites and/or interfere with commercial transactions, negatively affecting our ability to generate revenues. Our Internet sites must accommodate a high volume of traffic and deliver regularly updated content. Our sites have, on occasion, experienced slower response times and network failures. These types of occurrences in the future could cause users to perceive our websites as not functioning properly and therefore induce them to frequent Internet sites other than ours. In addition, our customers depend on their own Internet service providers for access to our sites. Our revenues could be negatively affected by outages or other difficulties customers experience in accessing our Internet sites due to Internet service providers' system disruptions or similar failures unrelated to our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our Internet systems or the systems of our customers' Internet service providers.

Piracy of our television networks, programming and photographs could materially reduce our revenues and adversely affect our business, financial condition or results of operations.

        The distribution of our subscription programming by MSOs and DTH operators requires the use of encryption technology to assure that only those who pay can receive programming. It is illegal to create, sell or otherwise distribute mechanisms or devices to circumvent that encryption. Nevertheless, theft of subscription television programming has been widely reported. Theft of our programming reduces future potential revenue. In addition, theft of our competitors' programming can also increase our churn. Although MSOs and DTH operators continually review and update their conditional access technology, there can be no assurance that they will be successful in developing or acquiring the technology needed to effectively restrict or eliminate signal theft.

        Additionally, the development of emerging technologies, including the Internet and online services, poses the risk of making piracy of our intellectual property more prevalent. Digital formats are easier to copy and download. As a result, users can download and distribute unauthorized copies of copyrighted programming and photographs over the Internet. As long as pirated content is available to download digitally, many consumers could choose to download pirated intellectual property rather than pay to subscribe to our services.

If we experience a significant decline in our magazine circulation rate base, our results could be adversely affected.

        According to the Audit Bureau of Circulations, an independent audit agency, with a circulation rate base (the total newsstand and subscription circulation guaranteed to advertisers) of 3.15 million at December 31, 2003, Playboy magazine was the 13th highest-ranking U.S. consumer publication. Our circulation is primarily subscription driven, with subscription copies comprising approximately 85% of total copies sold. Although Playboy magazine's circulation rate base has remained stable over the last eight years, if we experience a significant decline in subscriptions, either because we lose existing subscribers or do not attract new subscribers, our results could be adversely affected.

National consolidation of the single-copy magazine distribution system may adversely affect our ability to obtain favorable terms on the distribution of Playboy magazine and special editions and may lead to declines in profitability and circulation.

        In the past decade, the single-copy magazine distribution system has undergone dramatic consolidation. According to an economic study released by Magazine Publishers of America in October 2001, the number of magazine wholesalers has declined from more than 180 to just four large wholesalers that handle 90% of the single-copy distribution business. Currently, we rely on a single national distributor, Warner Publisher Services, Inc., or Warner, for the distribution of Playboy magazine and special editions to newsstands and other retail outlets. As a result of this industry consolidation, we face increasing pressure to lower the prices we charge to wholesalers and increase our sell-through rates. If we are forced to lower the prices we charge wholesalers, we may experience declines in revenues. If we are unable to meet targeted sell-through rates, we may incur greater expenses in the distribution process. The combination of these factors could negatively impact the profitability and newsstand circulation for Playboy magazine.

If we are unable to generate revenues from advertising and sponsorships, or if we were to lose our large advertisers or sponsors, our business would be harmed.

        If companies perceive Playboy magazine or Playboy.com to be a limited or ineffective advertising medium, they may be reluctant to advertise in our products or sponsor the events we produce. Our ability to generate significant advertising and sponsorship revenues depends upon several factors, including, among others, the following:

  •
  our ability to maintain a large, demographically attractive subscriber base for Playboy magazine and Playboy.com;

  •
  our ability to maintain attractive advertising rates;

  •
  our ability to attract advertisers and sponsors; and

  •
  our ability to provide effective advertising delivery and measurement systems.

        Our advertising revenues are also dependent on the level of spending by advertisers, which is impacted by a number of factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers.

We rely on third parties to service our Playboy magazine subscriptions and print and distribute the magazine and special editions. If these third parties fail to perform, our business could be harmed.

        We rely on Communications Data Services, Inc., or CDS, to service Playboy magazine subscriptions. The magazine and special editions are printed at Quad/Graphics, Inc., at a single site located in Wisconsin, which ships the product to subscribers and wholesalers. We rely on a single national distributor, Warner, for the distribution of Playboy magazine and special editions to newsstands and other retail outlets. If either CDS, Quad/Graphics or Warner is unable to or does not perform, and we are unable to find alternative services in a timely fashion, our business could be adversely affected.

Increases in paper prices or postal rates could adversely affect our operating performance.

        Paper costs are a substantial component of the manufacturing expenses of our publishing business and the direct marketing expenses of our online business. The market for paper has historically been cyclical, resulting in volatility in paper prices. An increase in paper prices could materially adversely affect our operating performance unless we could pass any increases through to the consumer.

        The cost of postage also affects the profitability of Playboy magazine and our online business. An increase in postage rates could materially adversely affect our operating performance unless and until we can pass the increase through to the consumer.

We may not realize the expected benefits of the restructuring of the ownership of our international TV joint ventures.

        In December 2002, we completed the restructuring of the ownership of Playboy TV International, LLC, or PTVI, our international TV joint venture outside of Latin America and Iberia,

and Playboy TV-Latin America, LLC, or PTVLA, our Latin America and Iberia television joint venture. Our joint venture partner, Claxson Interactive Group Inc., or Claxson, has encountered significant financial difficulties. We cannot be certain that Claxson's financial condition will not adversely affect our remaining joint venture or subject our recently concluded joint venture ownership restructuring to challenge. As a result, we cannot be certain that we will realize the expected benefits from the restructuring.

We may not be able to successfully compete with direct competitors or with other forms of entertainment.

        We derive a significant portion of our revenue from PPV and subscriber-based fees, advertising and licensing, for which we compete with various other media, including magazines, newspapers, television, radio and Internet websites that offer customers information and services similar to what we provide. We also compete with providers of alternative leisure time activities and media. Competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

        We face competition on both country and regional levels. In addition, each of our businesses competes with companies that deliver content through the same platforms and with companies that operate in different media businesses. We cannot assure you that we can remain competitive with companies that have greater resources or that offer alternative entertainment and information options.

Government regulations could adversely affect our business, financial condition or results of operations.

        Our businesses are regulated by governmental authorities in the countries in which we operate. Because of our international operations, we must comply with diverse and evolving regulations. Regulation relates to, among other things, licensing, access to satellite transponders, commercial advertising, subscription rates, foreign investment, Internet gaming and content, including standards of decency/obscenity. Changes in the regulation of our operations or changes in interpretations of existing regulations by courts or regulators or our inability to comply with current or future regulations could adversely affect us by reducing our revenues, increasing our operating expenses and exposing us to significant liabilities. While we are not able to reliably predict particular regulatory developments that could affect us adversely, those regulations related to adult content, the Internet and commercial advertising illustrate some of the potential difficulties we face.

        Adult content.    Regulation of adult content could prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition or results of operations. The governments of some countries like China and India have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or "immoral" influences.

        Internet.    Various governmental agencies are considering a number of legislative and regulatory proposals which may lead to laws or regulations concerning various aspects of the Internet, including online content, intellectual property rights, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Regulation of the Internet could materially adversely affect our business, financial condition or results of operations by reducing the overall use of the Internet, reducing the demand for our services or increasing our cost of doing business.

        Regulation of commercial advertising.    We receive a significant portion of our advertising revenues from companies selling tobacco and alcohol products. For the year ended December 31, 2003, beer/wine/liquor and tobacco represented 20% and 19%, respectively, of the total ad pages of Playboy magazine. Significant limitations on the ability of those companies to advertise in Playboy magazine or on our Internet sites either because of legislative, regulatory or court action could materially adversely affect our business, financial condition or results of operations. In August 1996, the Food & Drug Administration, or FDA, announced regulations which prohibited the publication of tobacco advertisements containing drawings, colors or pictures. These regulations were later held to be unconstitutional by the U.S. Supreme Court. Nevertheless, future attempts may be made by other federal agencies to impose similar or other types of advertising limitations.

Our business involves risks of liability claims for media content, which could adversely affect our business, financial condition or results of operations.

        As a distributor of media content, we may face potential liability for:

  •
  defamation;

  •
  invasion of privacy;

  •
  negligence;

  •
  copyright or trademark infringement; and

  •
  other claims based on the nature and content of the materials distributed.

        These types of claims have been brought, sometimes successfully, against broadcasters, publishers, online services and other disseminators of media content. We could also be exposed to liability in connection with material available through our Internet sites. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on us. In addition, measures to reduce our exposure to liability in connection with material available through our Internet sites could require us to take steps that would substantially limit the attractiveness of our Internet sites and/or their availability in various geographic areas, which would negatively affect their ability to generate revenue.

Private advocacy group actions targeted at our content could result in limitations on our ability to distribute our products and programming and negatively impact our brand acceptance.

        Our ability to operate successfully depends on our ability to obtain and maintain distribution channels and outlets for our products. From time to time, private advocacy groups have sought to exclude our programming from local pay television distribution because of the adult-oriented content of the programming. In addition, from time to time, private advocacy groups have targeted Playboy magazine and its distribution outlets and advertisers, seeking to limit the magazine's availability because of its adult-oriented content. In addition to possibly limiting our ability to distribute our products and programming, negative publicity campaigns, lawsuits, boycotts and other actions by private advocacy groups could negatively affect our brand acceptance and cause additional financial harm by requiring that we incur significant expenditures to defend our business or discouraging investors from investing in our securities.

Our level of indebtedness could adversely affect our business, results of operations and our growth strategy.

        We have now and will continue to have a significant amount of debt. As of December 31, 2003, we had $31.3 million in cash and cash equivalents and $115.0 million of total financing obligations outstanding. In addition, we have a $20.0 million revolving credit facility. At December 31, 2003, there were no borrowings and $9.6 million in letters of credit outstanding under this facility. We currently intend to use a portion of our net proceeds from this offering to redeem $35.0 million aggregate principal amount of the outstanding 11% senior secured notes due 2010 at a redemption price of 111.0%, plus accrued and unpaid interest. As a result, following the completion of this offering and the redemption, we expect to have $80.0 million of total financing obligations outstanding. Under the indenture governing the senior secured notes, we have the right to redeem up to $40.25 million of senior secured notes from the net proceeds from this offering. The actual amount of senior secured notes we elect to redeem could be higher or lower than the $35.0 million principal amount we currently estimate based on the actual amount of net proceeds that we receive from this offering. See "Use of Proceeds." To the extent capital resources are required by us, there can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our shareholders. The unavailability of funds could have a material adverse effect on our financial condition, results of operations and the ability to expand our operations.

        Our level of indebtedness could adversely affect us in a number of ways, including the following:

  •
  we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  a significant portion of our cash flow from operations must be dedicated to debt service, which reduces the amount of cash we have available for other purposes;

  •
  we may be disadvantaged as compared to our competitors, such as in our ability to adjust to changing market conditions, as a result of the significant amount of debt we owe; and

  •
  we may be restricted in our ability to make strategic acquisitions and to exploit business opportunities.

        Our ability to borrow under our principal credit facility is subject to our continued compliance with applicable financial ratios and covenants which may be beyond our control.

We may not have a sufficient number of authorized shares of Class B common stock to satisfy our current obligations and provide financial flexibility in the future.

        Our Amended and Restated Certificate of Incorporation, or charter, authorizes a maximum of 30,000,000 shares of Class B common stock. As of February 29, 2004, we had 22,638,151 shares of Class B common stock issued and outstanding, 3,491,519 shares of Class B common stock reserved in the aggregate for issuance for outstanding restricted stock unit and option awards and 1,485,948 shares of Class B common stock reserved for issuance upon the conversion of the outstanding Playboy preferred stock. Upon consummation of this offering, including the sale of Class B shares that are issuable upon the conversion of Playboy preferred stock, we will not have enough shares of Class B common stock to satisfy all of our outstanding restricted stock unit and option awards if they all vested and were in-the-money. As a consequence, we would be required to settle the values of those awards in cash or in some other form of consideration. In addition, we would not have available any shares of Class B common stock for other purposes. At the 2004 Annual Meeting of Shareholders, we intend to seek the approval of our shareholders for an amendment to our charter to increase our authorized Class B common stock to 75,000,000 shares, but we cannot assure you that we will obtain such approval. If the charter amendment is not approved, our financial flexibility would be limited, including our ability to use Class B shares to satisfy our existing obligations under our employee benefit plans, to make future payments in connection with the Califa acquisition in Class B shares or to use Class B shares for other purposes, including for future acquisitions or employee benefit awards. Any required cash payments could substantially reduce our cash balances and adversely affect our financial condition.

Future sales or issuances of equity or convertible securities could depress the market price of our Class B common stock and be dilutive and affect our ability to raise funds through equity issuances.

        If our shareholders sell substantial amounts of our common stock or we issue substantial additional amounts of our equity securities, or there is a belief that such sales or issuances could occur, the market price of our common stock could fall. These factors could also make it more difficult for us to raise funds through future offerings of equity securities. In July 2001, we acquired The Hot Network, The Hot Zone and the related television assets of Califa Entertainment Group, Inc., or Califa, and the Vivid TV network and related television assets of V.O.D., Inc., or VODI, which we refer to as the

Califa acquisition. In connection with the Califa acquisition, after giving effect to the $7.0 million payment that we made on March 1, 2004, we are obligated to make remaining payments totaling approximately $35.5 million over the next eight years. We have the option to pay up to $21.0 million of these scheduled payments in cash or shares of our Class B common stock. In addition, we may be obligated to pay cash or issue additional shares to the sellers in the Califa acquisition as make-whole payments or as interest on unpaid portions of the purchase price. The obligation to make these payments would arise in the event that we opt to make scheduled payments by issuing shares of our Class B common stock and the shares are not registered under the Securities Act of 1933, as amended, or the Securities Act, in a timely fashion or the proceeds from the sale of the shares to the sellers in the Califa acquisition are less than the aggregate value of those shares at the time of their issuance. The number of shares issued in satisfaction of each payment will be based on the market price of Class B common stock surrounding the payment dates. In addition, in the event that Playboy.com does not satisfy its obligations to redeem its Series A Preferred Stock for an amount equal to its original issue price of $10.0 million, which increases 8% per annum, compounded annually, from the date of issuance in August 2001 until its redemption at the option of the holder at any time after August 2006, Playboy is obligated to satisfy these obligations, at its election, in cash, shares of Class B common stock or any combination of the two.

        As a result of the potential issuance of shares pursuant to the Califa acquisition and the contingent redemption obligations or surrender of the Playboy.com Series A Preferred Stock, each as described above, a substantial number of additional shares of Class B common stock could be issued in the future. We are obligated to register these shares upon issuance and they would therefore become freely tradable, subject to our right to suspend sales in certain circumstances, and in the case of shares issued to the former owners of Califa and VODI, on contractual volume limitations.

Ownership of Playboy Enterprises, Inc. is concentrated.

        Mr. Hefner beneficially owned approximately 69.53% of our Class A common stock as of February 29, 2004. As a result, given that our Class B common stock is non-voting, Mr. Hefner possesses significant influence over Playboy on all matters, including the election of directors. The concentration of our share ownership may:

  •
  delay or prevent a change in control;

  •
  impede a merger, consolidation, takeover, or other transaction involving Playboy; or

  •
  discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Playboy.

Our ownership structure may reduce the liquidity of our Class B common stock compared to the equity securities of other companies listed on the NYSE.

        Our Class B common stock has no voting rights, except as provided in our charter and by Delaware law. Holders of our Class B common stock have no right to vote in the election of directors. Our Class A common stock and Class B common stock have equal rights with respect to dividends, and our charter includes provisions intended for the benefit of holders of our Class B common stock. See "Description of Capital Stock" for more information about the rights and limitations associated with our Class B common stock. These limitations may reduce the liquidity of our Class B common stock.

We are subject to contractual limitations on our ability to pay cash dividends on our Class B common stock.

        The terms of the indenture governing the senior secured notes and our senior credit facility contain covenants that, among other things, restrict our ability to pay cash dividends on our Class B common stock. We do not currently intend to pay any cash dividends on our Class B common stock for the foreseeable future.

We depend on our key personnel.

        We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of some of our senior management team. If these members of the management team become unable or unwilling to continue in their present positions, our business, financial condition or results of operations could be materially adversely affected.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. We use words such as "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" and other similar terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause our actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The following are some of the important factors that could cause our actual results, performance or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  Foreign, national, state and local government regulation, actions or initiatives, including:

  •
  attempts to limit or otherwise regulate the sale, distribution or transmission of adult-oriented materials, including print, video and online materials,

  •
  limitations on the advertisement of tobacco, alcohol and other products which are important sources of advertising revenue for us, or

  •
  substantive changes in postal regulations or rates which could increase our postage and distribution costs;

  •
  Risks associated with our foreign operations, including market acceptance and demand for our products and the products of our licensees and our ability to manage the risk associated with our exposure to foreign currency exchange rate fluctuations;

  •
  Changes in general economic conditions, consumer spending habits, viewing patterns, fashion trends or the retail sales environment which, in each case, could reduce demand for our programming and products and impact our advertising revenues;

  •
  Our ability to protect our trademarks, copyrights and other intellectual property;

  •
  Risks as a distributor of media content, including our becoming subject to claims for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement, and other claims based on the nature and content of the materials we distribute;

  •
  Dilution from any potential issuance of additional common or convertible preferred stock in connection with financings or acquisitions;

  •
  Competition for advertisers from other publications, media or online providers or any decrease in spending by advertisers, either generally or with respect to the adult male market;

  •
  Competition in the television, men's magazine, Internet and product licensing markets;

  •
  Attempts by consumers or private advocacy groups to exclude our programming or other products from distribution;

  •
  Our television and Internet businesses' reliance on third parties for technology and distribution, and any changes in that technology and/or unforeseen delays in its implementation which might affect our plans and assumptions;

  •
  Risks associated with losing access to transponders and competition for transponders and channel space;

  •
  The impact of industry consolidation, any decline in our access to, and acceptance by, DTH and/or cable systems and the possible resulting deterioration in the terms, cancellation of fee arrangements or pressure on margin splits with operators of these systems;

  •
  Risks that we may not realize the expected increased sales and profits and other benefits from acquisitions and the restructuring of our international TV joint ventures;

  •
  Risks associated with the financial condition of Claxson Interactive Group Inc., our Playboy TV-Latin America, LLC joint venture partner;

  •
  Increases in paper or printing costs;

  •
  Effects of the national consolidation of the single-copy magazine distribution system; and

  •
  Uncertainty of the viability of our primarily subscription- and e-commerce-based Internet model.

        You should also consider carefully the statements set forth in the section entitled "Risk Factors" and other sections of this prospectus, and in other documents that we have incorporated by reference in this prospectus, which address additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward looking statements.

 USE OF PROCEEDS

        We expect to receive net proceeds of approximately $47.2 million from the sale of Class B common stock by us in this offering after deducting the underwriting discount and estimated offering expenses payable by us, based on an assumed offering price of $14.10 per share, the last reported sale price of our Class B common stock on the New York Stock Exchange on April 5, 2004. If the underwriters' over-allotment option is exercised in full, our estimated net proceeds will be approximately $57.6 million. We will not receive any of the net proceeds from the sale of shares by the selling shareholders.

        We intend to use our net proceeds from this offering to redeem a portion of the outstanding 11% senior secured notes due 2010, to pay accrued but unpaid dividends on the Playboy preferred stock prior to conversion and for general corporate purposes. Under the terms of the indenture governing the senior secured notes, we have the right to redeem up to $40.25 million of aggregate principal amount of the notes at a redemption price of 111.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon, with the net cash proceeds of any qualifying equity securities offering, including this offering. We currently intend to redeem $35.0 million aggregate principal amount of senior secured notes for a redemption price of $38.9 million, plus approximately $0.5 million of accrued and unpaid interest. In addition, the amount of accrued and unpaid dividends on the Playboy preferred stock at the time of conversion is expected to be approximately $0.7 million. The actual amount of senior secured notes that we redeem could be higher or lower than the $35.0 million principal amount we currently estimate, based on the actual amount of net proceeds that we receive from this offering.

        Our management will have significant flexibility in applying the net proceeds of this offering that are not used to redeem the senior secured notes and pay the accrued and unpaid dividends on the Playboy preferred stock. Pending use, we intend to invest our net proceeds from this offering in short term, interest-bearing investment grade securities.

PRICE RANGE OF OUR CLASS B COMMON STOCK

        Our Class B common stock is listed under the symbol "PLA" on the New York Stock Exchange and The Pacific Exchange.

        The table below sets forth for the periods indicated the per share range of the high and low closing sales prices of our Class B common stock on the New York Stock Exchange.

	High	Low
Year Ended December 31, 2002
First Quarter	$17.47	$14.25
Second Quarter	16.65	12.45
Third Quarter	13.05	8.93
Fourth Quarter	10.64	7.79
Year Ended December 31, 2003
First Quarter	$11.80	$8.06
Second Quarter	13.60	8.69
Third Quarter	15.11	12.99
Fourth Quarter	16.88	14.80
Year Ended December 31, 2004
First Quarter	$16.14	$13.10
Second Quarter (through April 5, 2004)	14.15	14.10

        On April 5, 2004, the last reported sale price of our Class B common stock on the NYSE was $14.10. As of February 29, 2004, there were approximately 8,880 shareholders of record of our Class B common stock.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock in more than ten years. We plan to retain our earnings to finance future growth. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Further, the terms of the indenture governing the senior secured notes and our senior credit facility contain covenants that, among other things, restrict our ability to pay cash dividends on our common stock. Our board's decision to pay future dividends will depend on general business conditions, the effect on our financial condition and other factors our board may consider to be relevant.

 CAPITALIZATION

        The following table shows our capitalization as of December 31, 2003:

  •
  on an actual basis; and

  •
  as adjusted to give effect to the following events as if each had occurred on December 31, 2003:

  •
  the conversion of the outstanding Playboy preferred stock into 1,485,948 shares of Class B common stock in connection with this offering; and

  •
  the sale of the 3,600,000 shares of Class B common stock offered by us in this offering at an assumed offering price of $14.10 per share, the last reported sale price of our Class B common stock on the New York Stock Exchange on April 5, 2004, after deducting the underwriting discount and our estimated offering expenses and after giving effect to the application of the estimated net proceeds received by us as described in the section of this prospectus entitled "Use of Proceeds."

	As of December 31, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$31,332	$38,304

Debt:
Credit facility(1)	—	—
11% Senior Secured Notes due 2010	115,000	80,000

Total debt	115,000	80,000
Shareholders' equity:
Preferred stock, $10,000 par value—10,000,000 shares authorized; 1,674 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted(2)	16,959	—
Common stock, $0.01 par value
Class A common stock—7,500,000 shares authorized; 4,864,102 issued and outstanding, actual and as adjusted	49	49
Class B common stock—30,000,000 shares authorized; 22,579,363 shares issued and outstanding, actual; 27,665,311 shares issued and outstanding, as adjusted	226	277
Capital in excess of par value	152,969	216,833
Accumulated deficit	(62,510)	(68,578)
Accumulated and other comprehensive loss	(1,057)	(1,057)

Total shareholders' equity(2)	106,636	147,524

Total capitalization	$221,636	$227,524

(1)
The credit facility provides for borrowings of up to $20.0 million on a revolving basis. At December 31, 2003, there were $9.6 million in letters of credit outstanding under the credit facility.

(2)
Excludes minority interests of $11.1 million.

        The number of shares of common stock outstanding after this offering is based upon the number of shares outstanding as of December 31, 2003, but does not include the following: 2,843,886 shares of Class B common stock issuable upon exercise of outstanding options with a weighted average exercise price of $16.22 per share; and 2,195,896 shares of Class B common stock reserved for future issuance under our stock option plans.

 DILUTION

        Purchasers of our Class B common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of our Class B common stock to be sold in this offering exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the book value is determined.

        Our net tangible book value as of December 31, 2003 was approximately $(107,839) million, or $(3.73) per share of common stock, after deducting the liquidation preference of the outstanding Playboy preferred stock. After giving effect to adjustments relating to this offering as if they had occurred on December 31, 2003, our pro forma net tangible book value as of December 31, 2003 would have been $(51,126) or $(1.57) per common share. This represents an immediate increase in net tangible book value of $2.16 per common share to the existing shareholders and an immediate dilution of $15.67 per common share to new investors purchasing shares in this offering. The adjustments made to determine pro forma net tangible book value per share are:

  •
  the conversion of the outstanding Playboy preferred stock into 1,485,948 shares of Class B common stock in connection with this offering; and

  •
  the sale of 3,600,000 shares of Class B common stock by us in this offering at an assumed public offering price of $14.10 per share, the last reported sale price of our Class B common stock on the New York Stock Exchange on April 5, 2004, after deducting the underwriting discount and our estimated offering expenses and after giving effect to the application of the estimated net proceeds received by us as described in the section of this prospectus entitled "Use of Proceeds."

        The following table illustrates the pro forma increase in net tangible book value per common share to the existing shareholders and the dilution per common share to new investors:

Assumed public offering price per share		$14.10
Net tangible book value per common share as of December 31, 2003	$(3.73)
Increase in net tangible book value per share attributable to new investors	2.16

Pro forma net tangible book value per common share as of December 31, 2003, after giving effect to the offering		($1.57)

Dilution per common share to new investors in this offering		$15.67

        In the discussion and table above, we assume no exercise of outstanding options or vesting of outstanding restricted stock unit awards. To the extent outstanding options have been or will be exercised or restricted stock units vest, there will be further dilution to new investors.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Since our inception in 1953 as the publisher of Playboy magazine, we have become a worldwide leader in the development and distribution of multi-media entertainment for adult audiences. Today, our businesses are classified into four reportable segments: Entertainment, Publishing, Online and Licensing. We formerly operated a Catalog segment, which we exited in 2001.

        We operate in competitive industries and seek to differentiate ourselves from our competition by leveraging our worldwide brand strength into multiple media and by developing and delivering unique, high-quality content which becomes part of our extensive libraries of photo images, print and Internet editorial content and original movies and television programs. Another important aspect of our businesses consists of the licensing of our trademarks for the worldwide manufacture, sale and distribution of various consumer products and services. Our trademarks, which are renewable periodically and which can be renewed indefinitely, include Playboy, the Rabbit Head Design, Playmate and Spice. We also own numerous domain names related to our online business.

        Our Entertainment Group represents the largest portion of our operating income, our Online Group is the fastest growing group and the brand is driven by our Licensing Group as well as Playboy magazine domestically and worldwide.

        Our strategic focus has not changed over the last several years. We develop unique Playboy-style content that can be leveraged across our various media platforms and across geographic boundaries. Utilizing multiple technology and distribution channels, we will seek to extend our audience reach and related revenues primarily in our high-margin electronic businesses of television and the Internet. Our 50th Anniversary and the new look of our magazine has developed momentum in our Publishing group via advertising and newsstand sales and we will make efforts to continue that momentum in order to increase profitability and brand equity. We continue to face a number of challenges in our efforts to profitably grow our businesses and to realize our strategies, including the continued industry consolidation of cable and satellite distributors, piracy and theft of service in the television arena, free Internet content, as well as consolidation of newsstand wholesalers, all of which have the potential to exert pressure on our margins.

Revenues

        We generate most of our Entertainment Group revenues from PPV and subscription fees for our television network offerings, including Playboy TV and Spice branded domestic and international networks. Our network revenues are affected by marketing and retail price, which are controlled by the distributors, our revenue splits with distributors, which are negotiated, and the demand for our programming. A small portion of the Entertainment Group revenue is from the sale of DVDs and home videos, which stem primarily from our network programming.

        The majority of our Publishing Group revenues are derived from consumers via subscription and newsstand sales of Playboy magazine and special editions. Additionally, the group generates advertising sales, as well as royalties on circulation and advertising, from our 17 licensed international editions. Our subscription revenues are fairly consistent, while newsstand sales fluctuate and are typically higher for issues containing celebrity pictorials or other special content, such as articles or interviews. The group's revenues fluctuate with the general condition of the local and national economy, which impacts newsstand sales as well as advertising buying patterns. Revenue can also fluctuate when we increase the price of issues containing major celebrities, holiday or other special issues such as our 50th Anniversary issue.

        The principal sources of our Online Group revenues are subscription revenues from our multiple club websites, which offer unique Playboy or Spice branded content, and from e-commerce sales of Playboy-branded and other consumer products both online and through direct mail. We also generate revenue through licensing fees from Playboy.com websites outside of the U.S. as well as from advertising and online gaming. E-commerce revenues are typically higher during the holiday buying season and subscription revenues are lower during the summer months due to decreased Internet traffic.

        Licensing Group revenues are principally generated from royalties received for the international and domestic licensing of our branded consumer products plus periodic auction sales of small portions of our art and memorabilia collection.

        In 2003, revenues from all of our groups by type of revenue as a percentage of our total net revenues of $315.8 million were as follows: PPV and subscription revenues, which include revenues from our domestic and U.K. television networks, the U.S. edition of Playboy magazine and domestic online subscriptions, were 58.2%; advertising revenues were 11.9%; licensing fees, which include revenues from our international television networks (other than the U.K.), international editions of Playboy magazine, international online sites and international and domestic licensed consumer products, were 11.3%; and retail sales and other, which include e-commerce from our domestic online sites, newsstand and worldwide DVD/home video sales, were 18.6%.

Costs and Operating Expenses

        Entertainment Group expenses include programming amortization, network distribution, sales and marketing and general and administrative expenses. Amortization expenses relate primarily to the expenditures associated with the creation of Playboy programming and licensing of third-party programming for our movie networks.

        Publishing Group expenses include manufacturing, subscription promotion, editorial, shipping and general and administrative expenses. Manufacturing expenses, which include the production of the magazine, represent the largest operating expense of the group and fluctuate by issue due mainly to the cost of paper and the size of the magazine. Postage is also a major cost.

        Online Group expenses consist of trademark license and administrative fees to the parent company, content, product fulfillment, sales and marketing, hosting and general and administrative expenses.

        Licensing Group expenses include promotional expenses and general and administrative expenses.

        Corporate Administration and Promotion expenses include general corporate costs such as technology, legal, security, human resources, finance, investor relations and Company-wide marketing, communications and promotion, including the expenses related to the Playboy Mansion.

Results of Operations

        The following table represents our results of operations for the periods indicated:

	Fiscal Year Ended December 31,
	2003	2002	2001
	(in millions, except per share amounts)
NET REVENUES
Entertainment
Domestic TV networks	$95.3	$94.4	$86.6
International TV	35.5	16.4	17.0
Worldwide DVD/home video	5.5	10.5	9.6
Other	0.6	0.3	0.6

Total Entertainment	136.9	121.6	113.8

Publishing
Playboy magazine	102.0	94.7	100.8
Other domestic publishing	13.0	11.7	13.8
International publishing	5.7	5.4	9.9

Total Publishing	120.7	111.8	124.5

Online
Subscriptions	18.2	11.0	6.6
E-commerce	16.8	14.4	17.6
Other	3.8	5.6	3.3

Total Online	38.8	31.0	27.5

Licensing	19.4	13.2	10.8

Catalog	—	—	11.0

Total Net Revenues	$315.8	$277.6	$287.6

NET LOSS
Entertainment
Before programming expenses	$68.7	$72.9	$67.3
Programming expense	(40.6)	(40.6)	(37.4)

Total Entertainment	28.1	32.3	29.9

Publishing	5.2	2.7	1.8

Online	2.8	(8.9)	(21.7)

Licensing	10.3	4.6	2.6

Catalog	—	—	(0.4)

Corporate Administration and Promotion	(16.6)	(15.8)	(19.7)

Total segment income (loss)	29.8	14.9	(7.5)

Restructuring expenses	(0.3)	(6.6)	(3.8)

Gain (loss) on disposals	—	0.4	(0.9)

Operating income (loss)	29.5	8.7	(12.2)

Nonoperating income (expense)
Investment income	0.4	0.1	0.8
Interest expense	(16.3)	(15.1)	(14.0)
Amortization of deferred financing fees	(1.4)	(1.0)	(0.9)
Minority interest	(1.7)	(1.7)	(0.7)
Equity in operations of investments	(0.1)	0.3	(0.7)
Litigation settlement	(8.5)	—	—

Debt extinguishment expenses	(3.3)	—	—
Vendor settlement	—	0.7	—
Other, net	(1.2)	(0.6)	(0.6)

Total nonoperating expense	(32.1)	(17.3)	(16.1)

Loss before income taxes and cumulative effect of change in accounting principle	(2.6)	(8.6)	(28.3)
Income tax expense	(5.0)	(8.5)	(1.0)

Loss before cumulative effect of change in accounting principle	(7.6)	(17.1)	(29.3)
Cumulative effect of change in accounting principle (net of tax)	—	—	(4.2)

Net loss	$(7.6)	$(17.1)	$(33.5)

Net Loss	$(7.6)	$(17.1)	$(33.5)
Dividend requirements of preferred stock	(0.9)	—	—

Loss applicable to common shareholders	$(8.5)	$(17.1)	$(33.5)

Basic and diluted earnings per common share
Loss before cumulative effect of change in accounting principle	$(0.31)	$(0.67)	$(1.20)
Cumulative effect of change in accounting principle (net of tax)	—	—	(0.17)

Net loss	$(0.31)	$(0.67)	$(1.37)

2003 Compared to 2002

        Our revenues increased approximately $38.2 million, or 14%, compared to the prior year largely due to the restructuring of our international TV joint ventures and the resulting consolidation of certain of these businesses in our operating results. Higher newsstand and advertising revenues for the 50th Anniversary issue, higher online subscription and e-commerce, and higher licensing revenues also contributed to the overall increase.

        Operating income improved $20.8 million, more than double the prior year, largely due to the swing to profitability of the Online Group as a result of growth in high-margin subscription revenues. Increased Playboy magazine revenues also contributed to the improvement. The positive performance in the Publishing, Online and Licensing Groups was partially offset by expected lower revenues and operating income from our worldwide DVD/home video business. Also affecting the comparison was a $6.6 million restructuring charge taken in 2002 compared to a $0.3 million restructuring charge in the current year.

        Net loss for the current year included an $8.5 million charge related to a litigation settlement with Logix Development Corporation, or Logix, as well as $3.3 million of debt extinguishment expenses in connection with financing obligations, which were repaid upon completion of our debt offering in the first quarter of 2003. The prior year included a $5.8 million non-cash income tax charge related to our adoption of Statement 142, Goodwill and Other Intangible Assets.

  Entertainment Group

        The following discussion focuses on the profit contribution of each of our Entertainment Group businesses before programming expense.

        Revenues from our domestic TV networks business increased $0.9 million, or 1%, for the year. The increase was due, in part, to increases in digital home coverage; however, we believe that revenues continue to be negatively impacted by theft of service, which we also believe is an area of focus for the

DTH and cable operators. We also believe that revenues have been impacted by customer resistance to increases in total prices for services and the resulting dissatisfaction with the overall value of digital service. In general, our networks are digital services, carried by DTH and cable operators, and we are therefore negatively affected by customer churn in digital cable. The year reflects higher revenues related to Playboy TV en Español, which we now own and operate as part of our domestic television operation.

        Profit contribution for our domestic TV networks increased $1.1 million, or 2%, for the year, which was impacted by lower amortization of intangibles acquired in the 2001 acquisition described below, offset in part by higher distribution costs and overhead related to our first year in our new production facility. In 2004, we anticipate growth opportunities in our domestic TV business, from expected increases in digital home coverage, from technologies like SVOD and VOD combined with marketing, in spite of the difficult negotiating environment with the cable and satellite distributors resulting from industry consolidation. We are also utilizing our studio to provide playback, production control and origination services for third parties, which helps bring efficiencies and allows us to spread our fixed costs to operate the facility. In July 2001, we acquired The Hot Network, the Hot Zone and the related television assets of Califa and the Vivid TV network and related television assets of VODI in the Califa acquisition.

        The following table illustrates certain information regarding approximate household units for our networks in the U.S. and Canada:

	December 31, 2003	December 31, 2002
	(household units in millions)(1)
Playboy TV
DTH	21.6	19.2
Digital cable	16.9	14.0
Analog addressable cable	4.5	5.7
Playboy TV en Español
DTH	8.1	7.0
Digital cable	3.3	2.7
Movie Networks
DTH	42.2	38.4
Digital cable	42.8	36.9
Analog addressable cable	6.9	10.8

(1)
Each household unit is defined as one household carrying one given network per carriage platform. A single household can represent multiple household units if two or more of our networks and/or multiple platforms (i.e. digital and analog) are available to that household.

        In December 2002, we completed the restructuring of the ownership of our international TV joint ventures with Claxson. The restructuring resulted in our acquiring full ownership of Playboy TV and movie networks outside of the U.S. and Canada, other than Latin America, Iberia and Japan. The operating results of these networks are now consolidated in our operating results. Prior to the restructuring, we recorded only revenues from licensing and other fees in our operating results. Under the terms of the restructuring transaction, we increased our equity interest in networks in Europe and the Pacific Far East. We retained our existing 19% ownership interest in the Playboy TV and Spice branded networks in Latin America and Iberia and acquired the 19.9% equity in two Japanese networks previously owned by PTVI. Profit contribution from our international TV business increased on revenue increases of $19.1 million due to the impact of revenue consolidation from the restructuring. The prior year included $16.3 million in licensing fees from the PTVI joint venture, in which we held a minority interest. We believe growth in our international TV business will come from both existing markets and new territories as the number of available household units and technology available to deliver television programming grows.

        Profit contribution from our worldwide DVD/home video business decreased, as expected, on a revenue decrease of $5.0 million, or 47%. The year reflected a decrease of $3.4 million in domestic revenues due to fewer titles released in the current year, reduced distribution outlets, the absence of a continuity series and a large sale of backlist titles in the prior year. International revenue from DVD/home video sales decreased $1.6 million primarily due to the absence of revenues from a large Korean contract, which were recorded in the prior year.

        The group's administrative expenses increased mainly due to higher legal expenses related to the litigation with Logix in the current year that were incurred prior to the settlement.

  Publishing Group

        Playboy magazine revenues increased $7.3 million, or 8%, for 2003 due to higher newsstand and advertising revenues. Newsstand revenues increased $4.1 million, from $11.7 million in the prior year to $15.8 million for the current year, principally due to a 12% increase in the number of U.S. and Canadian newsstand copies sold in the current year. Advertising revenues increased $3.7 million, or 12%, from $32.4 million in 2002 to $36.1 million in 2003, due to the sale of more ad pages, primarily from our 50th Anniversary issue, combined with higher average net revenue per page. Advertising sales for the 2004 first quarter magazine issues are closed, and we expect to report 3.5% more ad pages and 4.5% higher ad revenues compared to the 2003 first quarter. Subscription revenues of $50.1 million in 2003 were essentially flat compared to $50.6 million in 2002.

        Other domestic publishing revenues increased $1.3 million, or 11%, for 2003 compared to the prior year primarily due to higher revenues from sales of special editions resulting from the full-year impact of the 2002 price increases, which more than offset a decline in average copies sold per issue.

        The group's segment income nearly doubled from $2.7 million in 2002 to $5.2 million in 2003. Partially offsetting the revenue increases stated above were higher magazine editorial costs due to celebrity pictorials and higher advertising and promotion costs related to the 50th Anniversary issue, combined with the costs associated with moving Playboy's editorial functions from Chicago to New York. In 2004, we intend to capitalize on the momentum from the redesign of the magazine and the 50th Anniversary.

        Our circulation rate base (the total newsstand and subscription circulation guaranteed to advertisers) was 3.15 million at December 31, 2003. According to the Audit Bureau of Circulations, our actual circulation was 1.6% below our circulation rate base for 2003. We had an increase in newsstand circulation in 2003, at a time when our principal competitors reported decreases in newsstand circulation. Also, our renewals, direct mail, newsstand insert cards and advertising on Playboy.com continue to generate magazine subscriptions. We, like all magazines, continually analyze our circulation business to make certain that the circulation rate base is appropriate for our business strategy, but have no current plans to adjust the rate base at this time.

  Online Group

        Online Group revenues for 2003 increased $7.8 million, or 25%, to $38.8 million. Subscription revenues represented the largest growth area, which increased $7.2 million, or 65%, due to growth in members, higher pricing of our various clubs, as well as the launch of new clubs. E-commerce revenues increased $2.4 million, or 17%, partly due to increased catalog circulation and an improved marketing strategy for the Spice catalog, combined with increased email campaigns and special offers for PlayboyStore.com. Other revenues were down $1.8 million, or 32%, primarily as a result of lower advertising revenues, partially caused by our decision to internally utilize the premium advertising space to drive traffic to our revenue generating sites. The group's segment performance increased $11.7 million mainly due to the higher revenues. In accordance with an agreement, the group's results included trademark fees paid to the parent company of $6.6 million in 2003 and 2002. The group will pay the same amount in 2004.

  Licensing Group

        Segment income for 2003 from the Licensing Group increased $5.7 million, or 126%, on a revenue increase of $6.2 million, or 47%. Licensing Group revenues from international licensing, domestic licensing, entertainment licensing, artwork sales and marketing events, represented 41.2%, 16.0%, 7.2%, 20.1% and 15.5%, respectively, of our total Licensing Group revenues of $19.4 million in 2003. Higher brand licensing royalties from our international and entertainment products businesses contributed to the revenue increase. Revenues of $1.9 million from the fourth quarter 50th Anniversary auctions of a portion of our collection of art, manuscripts, cartoons, photographs and memorabilia, and of $1.9 million from the first quarter auction of an original painting by Salvador Dali, resulted in combined higher art revenues in 2003 compared to $0.9 million in 2002. We intend to grow our royalty revenues in 2004 by expanding our product lines and distribution outlets, including the opening of additional retail stores through licensing arrangements, and continuing to partner with new companies to reach our targeted younger audience. We do not expect significant art revenues in 2004 and, as a result, we expect profitability for the group to be lower in 2004.

  Corporate Administration and Promotion

        Corporate Administration and Promotion expenses for 2003 increased $0.8 million, or 5%. We expect Corporate Administration and Promotion expenses to be approximately 20% higher in 2004 than in 2003, reflecting additions in services and business development to support our growth.

  Restructuring Expenses

        In 2003, primarily due to excess space in our Chicago office, we recorded unfavorable adjustments of $0.1 million and $0.2 million to the previous estimates related to the 2002 and 2001 restructuring plans, respectively. Of the total costs related to these restructuring plans, approximately $7.1 million was paid by December 31, 2003, with most of the remainder to be paid in 2004 and some payments continuing through 2007.

        In 2002, we announced a Company-wide restructuring initiative in order to reduce our ongoing operating expenses. The restructuring resulted in a workforce reduction of approximately 11%, or 70 positions. In connection with the restructuring, we reported a $5.7 million charge in 2002, of which $2.9 million related to the termination of 53 employees. The remaining positions were eliminated through attrition. The initiative also involved consolidation of our office space in Los Angeles and Chicago, resulting in a charge of $2.8 million.

        In 2001, we implemented a restructuring plan in anticipation of a continuing weak economy. The plan included a reduction in workforce coupled with vacating portions of certain office facilities by combining operations for greater efficiency, refocusing sales and marketing, outsourcing some operations and reducing overhead expenses. Total restructuring charges of $4.6 million were recorded, including $0.9 million recorded in 2002 as an unfavorable adjustment to the original estimate. The adjustment was due primarily to a change in sublease assumptions. The restructuring resulted in a workforce reduction of approximately 15%, or 104 positions, through Company-wide layoffs and attrition. Approximately half of these employees were in the Online Group. Of the $4.6 million charge, $2.6 million related to the termination of 88 employees. The remaining positions were eliminated through attrition. The charge also included $2.0 million related to the excess space in our Chicago and New York offices.

        In 2000, we realigned senior management and made staff reductions, which led to a restructuring charge of $3.7 million. There was $0.5 million in payments made in 2000 and the remaining amount was paid in 2001.

        The following table displays the activity and balances of the restructuring reserve account for the years ended December 31, 2003, 2002 and 2001:

	Workforce Reduction	Consolidation of Facilities and Operations	Total
	(in thousands)
Balance at December 31, 2000	$3,243	$—	$3,243
Additional reserve recorded	2,453	1,239	3,692
Adjustment to previous estimate	84	—	84
Cash payments	(4,201)	(97)	(4,298)

Balance at December 31, 2001	1,579	1,142	2,721
Additional reserve recorded	2,938	2,799	5,737
Write-off leasehold improvements	—	(437)	(437)
Adjustment to previous estimate	100	806	906
Cash payments	(1,845)	(505)	(2,350)

Balance at December 31, 2002	2,772	3,805	6,577
Additional reserve recorded	—	—	—
Adjustment to previous estimate	(168)	518	350
Cash payments	(1,974)	(1,760)	(3,734)

Balance at December 31, 2003	$630	$2,563	$3,193

  Gain on Disposals

        In 2002, we sold our remaining 20% interest in VIPress, our Polish publishing joint venture, resulting in a gain of $0.4 million.

  Nonoperating Income (Expenses)

        In 2003, we recorded total nonoperating expense of $32.1 million compared to $17.3 million in the prior year. The most significant component was interest expense of $16.3 million, a $1.2 million increase from the prior year due primarily to an overall increase in our debt at a higher interest rate, partially offset by additional cash on our balance sheet as a result of the senior secured note issuance. We also recorded an $8.5 million expense related to the settlement with Logix and $3.3 million of debt extinguishment expenses in connection with outstanding financing obligations, which were paid upon completion of our senior secured note offering in the first quarter of 2003.

2002 Compared to 2001

        Our revenues for 2002 decreased $10.0 million, or 3%, compared to the prior year principally as a result of three transaction-related changes: (a) the absence of Catalog Group revenues due to the sale of our Collectors' Choice Music business in November 2001, (b) no library license fees received from PTVI in 2002 due to the restructuring of the ownership of our international TV joint ventures as discussed in more detail below and (c) the sale of a majority of our equity interest in the Polish edition of Playboy magazine in July 2001. See also, Note (C) Restructuring of Ownership of International TV Joint Ventures of Notes to the Consolidated Financial Statements. In addition, Playboy magazine revenues were also lower as the mix of revenues continued to shift away from print to higher margin businesses. Partially offsetting the above were higher domestic TV networks revenues as a result of the

Califa acquisition in July 2001, and higher Online and Licensing Group revenues due in part to their global expansion.

        Operating performance improved $20.9 million compared to the prior year due to better performance from all of our operating groups, primarily Online, combined with lower Corporate Administration and Promotion expenses. In 2002, we recorded a $6.6 million restructuring charge compared to a $3.8 million charge in the prior year. The charge in both periods included workforce reductions and consolidation of office space.

        The lower net loss for 2002 included a $5.8 million noncash income tax charge related to our adoption of Statement 142, Goodwill and Other Intangible Assets. The prior year included a $4.2 million noncash charge representing a "Cumulative effect of change in accounting principle" related to the adoption of Statement of Position, or SOP, 00-2, Accounting by Producers or Distributors of Films.

  Entertainment Group

        In December 2002, we completed the restructuring of the ownership of our international TV joint ventures with Claxson. The restructuring significantly expanded our ownership of Playboy TV and movie networks outside of the U.S. and Canada. Under the terms of the restructuring transaction, we increased our equity interest in networks in Europe and the Pacific Far East and retained our existing 19.9% ownership interest in the Playboy TV and Spice branded networks in Latin America and Iberia.

        The following discussion focuses on the profit contribution of each of our Entertainment Group businesses before programming expense.

        Profit contribution from domestic TV networks for 2002 increased $7.2 million on a revenue increase of $7.8 million, or 9%, primarily due to the addition of the movie networks from the Califa acquisition.

        Our networks in the U.S. and Canada were available as follows:

	December 31, 2002	December 31, 2001
	(household units in millions)(1)
Playboy TV
DTH	19.2	18.1
Digital cable	14.0	10.3
Analog addressable cable	5.7	7.8
Playboy TV en Español (2)
DTH	7.0	—
Digital cable	2.7	—
Movie Networks
DTH	38.4	35.3
Digital cable	36.9	25.3
Analog addressable cable	10.8	17.0

(1)
Each household unit is defined as one household carrying one given network per carriage platform. A single household can represent multiple household units if two or more of our networks and/or multiple platforms (i.e. digital and analog) are available to that household.

(2)
We obtained 100% distribution rights of Playboy TV en Español in the U.S. Hispanic market in December 2002 in connection with the restructuring of the ownership of our international TV joint ventures. Prior to the restructuring, this network was included in international TV's household units.

        Revenues and profit contribution from the international TV business decreased $0.6 million and $1.1 million, respectively, due to our not receiving the September 2002 library license fee payment of $7.5 million from PTVI under the old joint venture agreement. Partially offsetting the above were higher sales of output programming to PTVI. As previously discussed, in December 2002, we restructured the ownership of our international TV joint ventures with Claxson. We accounted for this transaction as an unwinding of the PTVI joint venture and final payment under the original sale of assets and licensing agreement, which resulted in the recognition of $0.5 million in additional revenues. In return for our increased ownership in PTVI and the other terms of the restructuring transaction, among other things, (a) we forgave approximately $12.3 million in current programming and other receivables due from PTVI, (b) we would no longer receive the library or output agreement payments that we were scheduled to receive under the original agreement and (c) Claxson was released from its remaining funding obligations to PTVI.

        Profit contribution from our worldwide DVD/home video business increased $0.7 million on a revenue increase of $0.9 million, or 10%, mainly due to the absence of a domestic distributor in the prior year third quarter. The contract with our previous distributor expired in June 2001, and the contract with our current distributor became effective in October 2001. Partially offsetting the above were higher revenues in the prior year of $1.6 million related to a change in accounting in accordance with SOP 00-2, Accounting by Producers or Distributors of Films, which primarily impacted the domestic business.

        Programming amortization expense increased $3.2 million compared to the prior year as a result of a higher number of original programs premiering on domestic Playboy TV and the addition of licensed programming for the movie networks from the Califa acquisition.

        The group incurred expenses in 2002 of $1.0 million related to relocating its California office space and moving to its new studio production facility during the year.

  Publishing Group

        Playboy magazine revenues decreased $6.1 million, or 6%, for 2002 due mostly to lower advertising and newsstand revenues. In spite of this, the Publishing Group reported improved performance for 2002 of $0.9 million. Advertising revenues decreased $4.6 million, or 12%, due to fewer ad pages, partially offset by higher average net revenue per page. Newsstand revenues were $2.8 million lower principally due to 13% fewer U.S. and Canadian newsstand copies sold in 2002. Subscription revenues were 3% higher.

        Other domestic publishing revenues decreased $2.1 million, or 15%, for 2002 compared to the prior year primarily due to lower newsstand sales of special editions.

        International publishing revenues decreased $4.5 million, or 45%, due to the sale in July 2001 of the majority of our equity interest in VIPress. As a result, we no longer consolidate its results. We sold our remaining equity interest in the joint venture in October 2002.

        The group's segment performance for 2002 increased due in part to cost-reduction measures implemented in the fourth quarter of the prior year. Additionally, manufacturing costs decreased $4.5 million, driven by lower paper prices combined with fewer printed pages in Playboy magazine largely as a result of the fewer ad pages. Significantly lower editorial costs of $3.8 million also favorably impacted the comparison. The lower Playboy magazine and special editions newsstand revenues and the lower advertising revenues partially offset the lower costs and expenses.

  Online Group

        Online Group revenues for 2002 increased $3.5 million, or 13%, to $31.0 million. Subscription revenues increased $4.4 million, or 66%, due to growth in members, the up pricing of Playboy Cyber

Club and the launch of new clubs. Other revenues increased $2.3 million, or 69%, primarily as a result of licensing fees generated by international website deals, including in Germany, Korea, the Netherlands and Taiwan. E-commerce revenues were down $3.2 million, or 18%, mostly due to the sale of our Collectors' Choice Music business in November 2001 combined with the continuation of the strategy to increase profit margins with more targeted circulation. The group's segment loss decreased $12.8 million mainly due to a combination of the higher revenues plus cost-saving initiatives implemented in the fourth quarter of 2001. In accordance with an agreement, the group paid trademark fees to the parent company of $6.6 million in 2002 compared to $4.6 million in 2001.

  Licensing Group

        Segment income for 2002 from the Licensing Group increased $2.0 million, or 75%, on a revenue increase of $2.4 million, or 23%. Higher royalties from our international licensed branded products business of $1.3 million, revenues of $0.9 million related to an auction held with Butterfields Auctioneers and eBay in June 2002 of a small portion of our art and memorabilia collection and the favorable impact of cost-reduction measures implemented in the fourth quarter of 2001 were responsible for the improved performance.

  Catalog Group

        In November 2001, we sold our Collectors' Choice Music business, ending our presence in the nonbranded print catalog business.

  Corporate Administration and Promotion

        Corporate Administration and Promotion expenses for 2002 decreased $3.9 million, or 20%, compared to the prior year. This improvement was primarily a result of no longer amortizing trademarks in 2002 due to the adoption of Statement 142, Goodwill and Other Intangible Assets, lower marketing expenses and a greater reduction of expenses related to the higher trademark fees from the Online Group. Partially offsetting the above were expenses related to the addition of a President and Chief Operating Officer position in 2002.

  Restructuring Expenses

        As previously discussed, in 2002, we announced a Company-wide restructuring initiative in order to reduce our ongoing operating expenses, which resulted in a $5.7 million charge in 2002. Also in 2002, a $0.9 million unfavorable adjustment was made to the 2001 restructuring charges discussed below primarily due to a change in sublease assumptions.

        In 2001, we implemented a restructuring plan in anticipation of a continuing weak economy. The plan included a reduction in workforce coupled with vacating portions of certain office facilities by combining operations for greater efficiency, refocusing sales and marketing, outsourcing some operations and reducing overhead expenses. Restructuring charges of $3.7 million related to this plan were recorded in 2001, of which $2.5 million related to the termination of 88 employees. The charges also included $1.2 million related to the excess space in our Chicago and New York offices.

  Gain (Loss) on Disposals

        In 2001, we recorded a loss of $1.3 million related to the sale of our Collectors' Choice Music business. Also in 2001, we sold a majority of our equity interest in VIPress, resulting in a gain of $0.4 million. In 2002, we sold our remaining 20% interest in VIPress resulting in a gain of $0.4 million.

Liquidity and Capital Resources

        At December 31, 2003, we had $31.3 million in cash and cash equivalents and $115.0 million in total financing obligations compared to $4.1 million in cash and cash equivalents and $92.5 million in total financing obligations at December 31, 2002. The financing obligations at December 31, 2002 included $27.2 million in obligations payable to Mr. Hefner, our Editor-in-Chief, by Playboy.com. As discussed below, in 2003, we and Mr. Hefner agreed to exchange his $27.2 million of promissory notes issued by Playboy.com for cash and our equity securities.

        Our liquidity requirements are being provided by the cash generated from our offering of $115.0 million in aggregate principal amount of 11% senior secured notes due 2010 through one of our wholly-owned subsidiaries, PEI Holdings, Inc., or Holdings. In addition, we have a $20.0 million revolving credit facility. At December 31, 2003, there were no borrowings and $9.6 million in letters of credit outstanding under this facility.

        We expect to receive net proceeds of approximately $47.2 million from the sale of Class B common stock by us in this offering after deducting the underwriting discount and estimated offering expenses, based on an assumed offering price of $14.10 per share, the last reported sale price of our Class B common stock on the New York Stock Exchange on April 5, 2004. We currently intend to redeem $35.0 million aggregate principal amount of senior secured notes for a redemption price of $38.9 million, plus approximately $0.5 million of accrued and unpaid interest, out of the proceeds from this offering. We intend to use the balance to pay approximately $0.7 million of accrued and unpaid dividends on the Playboy preferred stock prior to conversion, and for general corporate purposes. The actual amount of senior secured notes that we redeem could be higher or lower than the $35.0 million principal amount we currently estimate, based on the actual amount of net proceeds that we receive from this offering. See "Use of Proceeds."

  Debt Financings

        On March 11, 2003, we completed the offering of $115.0 million in aggregate principal amount of senior secured notes of our subsidiary, Holdings. On September 17, 2003, the senior secured notes were exchanged for new registered senior secured notes. The form and terms of the new senior secured notes are identical in all material respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the form and terms of the old notes. The new senior secured notes mature on March 15, 2010 and bear interest at the rate of 11.00% per annum, with interest payable on March 15th and September 15th of each year, beginning September 15, 2003.

        The notes are guaranteed on a senior secured basis by us and by substantially all of our domestic subsidiaries, referred to as the guarantors, excluding Playboy.com and its subsidiaries. The senior secured notes and the guarantees rank equally in right of payment with our and the guarantors' other existing and future senior debt. The notes and the guarantees are secured by a first-priority lien on our and each guarantor's trademarks, referred to as the primary collateral, and by a second-priority lien, junior to a lien for the benefit of the lenders under the new credit facility, as described below, on (a) 100% of the stock of substantially all of our domestic subsidiaries, excluding the subsidiaries of Playboy.com, (b) 65% of the capital stock of substantially all of our indirect first-tier foreign subsidiaries, (c) substantially all of our and each guarantor's domestic personal property, excluding the primary collateral and (d) the Playboy Mansion, or collectively, the secondary collateral. Our ability to pay cash dividends on our common stock is limited under the terms of the senior secured notes.

        On March 11, 2003, we used $73.3 million of the proceeds from the offering of the senior secured notes to repay $73.0 million in outstanding principal and $0.3 million in accrued interest and fees on our previously existing credit facility. Effective with this repayment, that credit facility was terminated. In connection with the termination of the credit facility, we also terminated our existing interest rate swap agreement for $0.4 million, which was scheduled to mature in May 2003. On March 14, 2003, we paid $17.3 million to the Califa principals in satisfaction of substantially all of our 2003 acquisition payment obligations, which are discussed below. The remaining $24.0 million of the proceeds were used to pay fees and expenses associated with the senior secured notes offering and to provide liquidity for general corporate purposes, including the payment of the 2004 Califa obligation.

        On March 11, 2003, Holdings also entered into a new revolving credit facility, under which we are permitted to borrow up to $20.0 million in revolving borrowings, issue letters of credit or a combination of both. For purposes of calculating interest, revolving loans made under the new credit facility will be designated at either the offshore dollar inter bank rate, or IBOR, plus a borrowing margin based on our adjusted EBITDA or, in certain circumstances, at a base rate plus a borrowing margin based on our adjusted EBITDA. Letters of credit issued under the new credit facility bear fees at IBOR plus a borrowing margin based on our adjusted EBITDA. All amounts outstanding under the new credit facility will mature on March 11, 2006. Our obligations under the new credit facility are guaranteed by us and each of the guarantors of the notes. The obligations of us and each of the guarantors under the new credit facility are secured by a first-priority lien on the secondary collateral and a second-priority lien on the primary collateral that supports the obligations under the senior secured notes.

  Financing from Related Party

        At December 31, 2002, Playboy.com had an aggregate of $27.2 million of outstanding indebtedness to Mr. Hefner in the form of three promissory notes. Upon the closing of the senior secured notes offering on March 11, 2003, Playboy.com's debt to Mr. Hefner was restructured. One promissory note, in the amount of $10.0 million, was extinguished in exchange for shares of Series A preferred stock of Holdings, which we refer to as the Holdings Series A Preferred Stock, with an aggregate stated value of $10.0 million. The two other promissory notes, in a combined principal amount of $17.2 million, were extinguished in exchange for $0.5 million in cash and shares of Series B preferred stock of Holdings, which we refer to as Holdings Series B Preferred Stock, with an aggregate stated value of $16.7 million. Pursuant to the terms of an exchange agreement between us, Holdings, Playboy.com and Mr. Hefner and certificates of designation governing the Holdings Series A and Series B Preferred Stock, we were required to exchange the Holdings Series A Preferred Stock for shares of Playboy Class B common stock and to exchange the Holdings Series B Preferred Stock for shares of Playboy preferred stock.

        In order to issue the Playboy preferred stock, we were required to amend our certificate of incorporation to authorize the issuance, which we refer to as the certificate amendment. In accordance with applicable law, Mr. Hefner, the holder of more than a majority of our outstanding Class A voting common stock, approved the certificate amendment by written consent. As a result, on May 1, 2003, we filed an amendment to our certificate of incorporation and exchanged the Holdings Series A Preferred Stock plus accumulated dividends for 1,122,209 shares of Playboy Class B common stock and exchanged the Holdings Series B Preferred Stock for 1,674 shares of Playboy preferred stock. The Playboy preferred stock accrues dividends at a rate of 8.00% per annum, which are paid semi-annually.

        The Playboy preferred stock is convertible at the option of Mr. Hefner, the holder, into shares of our Class B common stock at a conversion price of $11.2625, which is equal to 125% of the weighted average closing price of our Class B common stock over the 90-day period prior to the exchange of Holdings Series B Preferred Stock for Playboy preferred stock. Beginning May 1, 2006, if at any time the weighted average closing price of our Class B common stock for 15 consecutive trading days equals or exceeds 150% of the conversion price, or $16.89, we will have the option, by delivering a written notice to the holder of shares of Playboy preferred stock, to convert any or all shares of Playboy preferred stock into the number of shares of Class B common stock determined by dividing (a) the sum of the aggregate stated value of such Playboy preferred stock and the amount of accrued and unpaid dividends by (b) the conversion price.

        On September 15, 2010, we will be required to redeem all shares of Playboy preferred stock that are then outstanding at a redemption price equal to $10,000 per share plus the amount of accrued and unpaid dividends. The final redemption price may be paid, at our option, in either cash or shares of our Class B common stock or any combination of cash and shares of Class B common stock. If we elect to pay the final redemption price in shares of our Class B common stock, the number of such shares to which a holder of shares of Playboy preferred stock will be entitled will be determined by dividing (a) the sum of the aggregate stated value of such Playboy preferred stock and the amount of accrued and unpaid dividends by (b) the weighted average closing price of our Class B common stock over the 90-day period prior to September 15, 2010.

        In connection with this offering, Mr. Hefner will convert all of his Playboy preferred stock into 1,485,948 Class B shares, in accordance with the terms of the Playboy preferred stock, and those shares will be sold in the offering.

  Califa Acquisition

        In connection with the Califa acquisition, we have the option of paying up to $71 million of the purchase price in cash or Class B common stock through 2007. We have notified the sellers that the base consideration of $7.0 million and the performance-based payment of $7.0 million that are due in 2004 will be paid in cash. Under the terms of the agreement, the performance-based payment was paid in full on March 1, 2004 and the base consideration will be paid in two equal installments of $3.5 million on May 1, 2004 and November 1, 2004. See the Contractual Obligations table below for the future cash obligations related to our acquisitions.

  Cash Flows from Operating Activities

        Net cash provided by operating activities was $4.9 million for 2003, a decrease of $9.4 million from 2002. The decrease in the net loss of $9.6 million, which included non-cash charges of $8.5 million for the Logix litigation settlement and $3.3 million for the debt extinguishment, was partially offset by a $10.0 million increase in receivables, net of allowances. Net cash provided by operating activities in 2002 was $14.3 million and included $5.2 million of cash received as part of the PTVI restructuring and also included the non-cash forgiveness of approximately $12.3 million in current programming and other receivables due from PTVI. In 2003, we spent $44.7 million in Company-produced and licensed programming as compared to $41.7 million in 2002. We expect to invest approximately $46 million in 2004, which could vary based on, among other things, the timing of completing productions.

  Cash Flows from Investing Activities

        Net cash used for investing activities was $2.0 million for 2003 primarily due to $2.3 million of additions to property and equipment. In 2003, we also entered into leases of furniture and equipment totaling $15.6 million.

  Cash Flows From Financing Activities

        Net cash provided by financing activities was $24.4 million for 2003 primarily due to proceeds of $115.0 million related to the issuance of senior secured notes, partially offset by payment of $9.2 million of related financing fees, repayment of former financing obligations of $65.8 million and payment of $14.9 million of acquisition liabilities.

  Contractual Obligations

        The following table reflects a summary of our contractual obligations and commercial commitments as further discussed in the notes to consolidated financial statements as of December 31, 2003:

	2004	2005	2006	2007	2008	Thereafter	Total
	(in thousands)
Long Term Financing Obligations	$12,650	$12,650	$12,650	$12,650	$12,650	$133,975	$197,225
Operating Leases	11,718	9,755	9,032	8,415	7,140	31,033	77,093
Purchase Obligations:
Licensed Programming Commitments(1)	9,923	8,323	5,996	3,891	5,224	13,177	46,534
Other(2):
Acquisition Liabilities(3)	17,148	8,000	8,000	8,000	1,000	2,750	44,898
Transponder Service Agreements	5,424	5,123	4,634	3,480	3,480	13,195	35,336
Litigation Settlement	6,500	1,000	1,000	—	—	—	8,500

(1)
Licensed Programming Commitments represents our non-cancelable obligations to license adult programming from other studios. Typically, the licensing of the programming allows us access to specific titles or in some cases the studio's entire library over an extended period of time. We broadcast this programming on our networks throughout the world, as appropriate.

(2)
We have obligations of $4.2 million recorded in "Other noncurrent liabilities" under two nonqualified deferred compensation plans, which permit certain employees and all nonemployee directors to annually elect to defer a portion of their compensation. These amounts have not been included in the table as the dates of payment are not known at the balance sheet date.

(3)
We have $5.9 million recorded in the noncurrent portion of "Acquisition liabilities" that have not been included in the table because, per the agreement, the timing of the payments is not known at the balance sheet date.

  Income Taxes

        In 2003, we increased the valuation allowance by $3.3 million, of which $1.5 million was due to the deferred tax treatment of certain acquired intangibles and the remainder was primarily due to the deferred tax asset related to the 2003 net operating loss. Of the $14.6 million increase in the valuation allowance in 2002, $7.1 million was due to the deferred tax treatment of certain acquired intangibles as a result of the adoption of Statement 142, Goodwill and Other Intangible Assets, and the remainder was primarily due to the deferred tax asset related to the 2002 net operating loss.

Critical Accounting Policies

        Our financial statements are prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We believe that of our significant accounting policies, the following are the more complex and critical areas. For additional information about our accounting policies, see Note (A) Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements.

  Revenue Recognition

          Playboy Magazine

        Our Playboy magazine revenues were $102.0 million and $94.7 million for the years ended December 31, 2003 and 2002, respectively, of which 15.5% and 12.3% were derived from newsstand sales in the respective year. Our print run, which is developed with input from Warner, varies each month based on expected sales. Our expected sales are based on historical analyses of demand based on a number of variables, including content, time of year and the cover price. We record our revenue for each month's issue utilizing our expected sales. Our revenues are recorded net of a provision for estimated returns. Substantially all of the magazines to be returned are returned within 90 days of the date that the subsequent issue goes on sale. We adjust our provision for returns based on actual returns of the magazine. Historically, our annual adjustments to Playboy magazine newsstand revenues have not been material and are driven by differences in consumer demand as compared to expected sales. At any point, our exposure to a material adjustment to revenue is mitigated because generally only the most recent two to three months would not have been fully adjusted to actual based on actual returns received.

          Domestic Television

        Our domestic television network revenue for the years ended December 31, 2003 and 2002 was $95.3 million and $94.4 million, respectively. In order to record our revenues, we estimate the number of PPV buys and monthly subscriptions. We base our estimate of revenue on a number of factors including, but not exclusively, the average number of buys and subscriptions in the prior three months based on actual payments received and historical data by geographic location. Upon recording the revenue, we also record the related receivable. We have reserves for uncollectible receivables based on our experience and monitor these reserves on an ongoing basis. At December 31, 2003 and 2002, we had receivables of $17.0 million and $13.9 million related to domestic television. We record adjustments to revenue on a monthly basis as we obtain actual payments from the providers. Actual subscriber information and payment is generally received within three months. Historically, our adjustments have not been material. At any point, our exposure to a material adjustment to revenue is mitigated because generally only the most recent two to three months would not have been fully adjusted to actual based on payments received.

  Trademarks

        Our trademarks are critical to the success and potential growth of all of our businesses. We actively protect and defend our trademarks throughout the world and monitor the marketplace for counterfeit products. Consequently, we initiate legal proceedings from time to time to prevent their unauthorized use, and we incur costs associated with acquisition, defense, registration and/or renewal of our trademarks. Prior to the implementation of Statement 142, Goodwill and Other Intangible Assets, in 2002, trademark acquisition costs were capitalized and amortized using the straight-line method over 40 years, and trademark defense, registration and/or renewal costs were capitalized and amortized using the straight-line method over 15 years. Beginning in 2002, trademark-related costs are no longer being amortized, since our trademarks have indefinite lives, but are subject to annual impairment tests in accordance with the new accounting standard. For periods after 2001, capitalized amounts related to our trademarks are generally higher than they would have been had the old accounting standards continued to apply.

  Deferred Revenues

        As of December 31, 2003, $41.8 million and $5.4 million of deferred revenues related to Playboy magazine subscriptions and online subscriptions, respectively. Sales of Playboy magazine and online subscriptions, less estimated cancellations, are deferred and recognized as revenues proportionately over the subscription period. Our estimates of cancellations are based on historical experience and current marketplace conditions and they are adjusted monthly on the basis of actual results. We have not experienced significant deviations between estimated and actual results.

 BUSINESS

Overview

        We are a worldwide leader in the development and distribution of multi-media entertainment for adult audiences. The Playboy brand is one of the most widely recognized and popular brands in the world. The strength of our brand drives our entertainment, publishing, online and licensing businesses, all of which hold leadership positions in their respective market segments. We are the largest U.S. provider of adult pay television content. In addition, we are the only provider of adult content whose programming is carried by all six of the major MSOs in the U.S. and by all four of the largest DTH operators in the U.S. and Canada. Playboy magazine, celebrating its 50th Anniversary, is the best-selling monthly men's magazine in the world, with a worldwide paid monthly circulation of over four million copies. Our online operations consist of a highly-trafficked network of websites that have an established and growing membership and e-commerce base. Our licensing businesses leverage the Playboy name, the Rabbit Head Design and our other trademarks with minimal capital investment in the worldwide manufacture, sale and distribution of a wide variety of consumer products.

        The appeal of the Playboy brand is global. Our Playboy TV and movie network programming is distributed internationally through 25 networks. Additionally, we license programming that airs on other networks in more than 25 countries. We sell the U.S. edition of Playboy magazine in 69 countries and territories and also license 17 international editions. We offer Playboy-branded online sites featuring local content in four countries through license agreements with local partners. Our trademarks are licensed for consumer products in more than 100 countries and territories.

        We operate in four groups: Entertainment, Publishing, Online and Licensing. In 2003, these groups generated revenues of $136.9, $120.7, $38.8 and $19.4 million, respectively, and segment income of $28.1, $5.2, $2.8 and $10.3 million, respectively. Our multiple media platforms are complementary. We realize both revenue enhancements and cost efficiencies across these groups by leveraging our strong brands and our various video, photographic and editorial content libraries, and by cross-marketing products and services to our targeted audiences.

Competitive Strengths

        Strong Brand Franchise.    Playboy is one of the most widely recognized brands in the world. Building on the 50-year history and success of Playboy magazine, we expanded from a domestic publishing company into an international multi-media entertainment enterprise for adult audiences. Our brand today is able to reach more people than at any time in our history. We believe that the strength of our brand allows us to implement our strategy more efficiently and with fewer resources. Specifically, we believe the popularity of our brand and our unique, original content drive consumer demand for our television programming, thereby improving our position with distributors in negotiating carriage of our networks. We also believe that our strong brand recognition enables us not only to build our existing business lines, but also to enter new geographic and product markets, both independently and by facilitating the creation of alliances and partnerships, without significant marketing expenditures.

        Leading Market Positions.    We are a market leader in our pay television, publishing and online subscription businesses. We are the only provider of adult content whose television programming is aired on all six of the major MSOs in the U.S. and all four of the largest DTH services in the U.S. and Canada. We are currently the sole provider of adult content to DirecTV, the largest of these DTH operators. Playboy is the best selling monthly men's magazine in the world, based on total monthly circulation of approximately 4.2 million. Our network of websites includes Playboy.com, a leading men's lifestyle and entertainment website. We launched our first fee-based site in 1997 and have since expanded our online offerings to include seven sites with monthly membership fees currently ranging from $19.95 to $29.95 and VOD viewing packages ranging from $3.95 to $29.95.

        Commitment to Original Content and In-House Production Capabilities.    We believe that providing proprietary, branded content and having in-house production capabilities are important advantages in the television programming industry. Approximately two-thirds of our annual television programming expenditures are used to create proprietary programming for Playboy TV. Through our ongoing investment, we have developed a large and valuable library of video content consisting of approximately 2,500 hours of exclusive Playboy-branded original programming. We believe that the content in our libraries has enduring appeal, enabling us to generate recurring revenues from our programming investments. All of our original domestic programming is now produced in high-definition format at Andrita Studios, our state-of-the-art production facility in Los Angeles. The Andrita facility allows us to produce a wide array of programming designed to appeal to a broad audience and provides flexibility to respond effectively to changing trends and consumer tastes. In 2003, we produced 268 hours of new, original programming for Playboy TV. In 2004, we will increase the amount of original programming we produce for our Spice-branded channels, which we believe will enhance their appeal. Our online sites also offer significant amounts of premium, original content not available elsewhere, a portion of which is produced at Andrita Studios.

        Efficiencies Achieved Through Multiple Distribution Platforms.    We leverage our strong brand and valuable content libraries across multiple distribution platforms, allowing us to generate incremental revenue without a commensurate increase in cost. Our international TV operations and worldwide DVD/home video business utilize our domestically-produced video library. Special editions of Playboy magazine and other print products include pictorials taken in part from Playboy magazine's photo library. Our websites and wireless services include editorial and pictorial features from Playboy magazine, and the magazine, in turn, often expands on content originally produced for our websites or television networks. In addition, we are able to cross-promote our various products without the marketing costs that would be necessary for competitors that do not possess our diversity of media platforms. For example, we are able to drive traffic to our websites and television networks by promoting them in Playboy magazine while also selling Playboy magazine subscriptions on our website.

        Financial Flexibility.    We currently intend to use a portion of the proceeds from the offering to reduce our outstanding indebtedness by approximately $35.0 million. This debt reduction will benefit our cash flow by eliminating $3.9 million in annual cash interest payments. In addition, our cash flow will benefit from the elimination of the $1.3 million annual dividend payments on the Playboy preferred stock, which will be converted into Class B common stock and sold in this offering. As a result, the offering will provide us with additional financial flexibility to make selective investments in our high growth, high margin businesses and to pursue other opportunities to leverage our brand.

Growth Strategy

        We will continue to leverage our leading market positions and strong brand recognition established over the last 50 years. The principal elements of our growth strategy include the following:

        Increase Distribution and Penetration of Our Domestic Television Networks.    We continually seek to increase the number of households to which our programming is available, primarily through three strategic initiatives:

  •
  Multiple Offerings.    Through our nine domestic television networks, we offer a wide range of alternatives that allow distributors to select programming they believe will appeal to their customers. We leverage the scope of our product offerings by negotiating with existing distributors to offer additional networks on their systems and with potential new MSOs and affiliates to begin carrying our programming. We believe we can also drive distribution of our existing networks by continuing to provide marketing and promotional services to MSOs and DTH operators.

  •
  Original, Branded Content.    We believe that by offering original, high quality programming, consumers will increasingly select our networks. Our proprietary programming differentiates us from our competitors and leverages the strength of the Playboy and Spice brands. Producing original content also allows us to respond effectively to emerging trends and consumer tastes, ensuring our programming remains popular with viewers. In 2004, we expect to spend approximately $46 million on programming, including an increase in the production of original content, which we believe will enhance the appeal of our offerings and thereby increase penetration of our services.

  •
  Capitalize on New Distribution Technologies.    We intend to capitalize on new distribution technologies as they become more widely available and as consumers increasingly utilize them. The conversion to digital technology, which allows MSOs to expand the number of networks they can offer in each household, creates opportunities for us to offer additional networks. Services such as VOD and SVOD, which effectively provide viewers with 24-hour "on demand" availability and DVD-like functionality, offer consumers increased control over their viewing options and enhance the attractiveness of monthly subscription services. The availability of this functionality is expected to grow rapidly. According to Kagan, at the end of 2003, VOD services were available in 17 million, or 25% of all, cable households and are projected to be available in 31 million, or 47% of all, cable households by the end of 2006.

        Expand Our International Television Business.    We seek to grow our television business internationally. Having recently reacquired our international television rights outside of Latin America and Iberia, we expect to increase distribution of our networks through growth in the number of households that have access to cable, as digital technology becomes more widely available, and through new agreements with additional cable and DTH operators. In 2003, we increased the number of television households in which our networks were available outside the U.S. and Canada to 37.0 million from 30.9 million at the end of 2002, largely through growth in existing countries. In addition, we are working with distributors in these countries to further increase carriage of our programming by tailoring content to local tastes and preferences and by offering Spice and local movie services to complement Playboy TV. We are also actively pursuing opportunities to continue our expansion into additional countries. There are many television markets worldwide in which pay television and/or digital technologies, and related enhanced services, are not yet available to consumers. As distribution infrastructure proliferates and legacy systems are upgraded to digital, we intend to leverage our strong global brands and high quality programming to expand into new markets through the launch of new networks. We will provide our programming to other channels in territories that cannot yet support a network because of technological or economic limitations.

        Grow Our Online Business.    We intend to grow our online business by increasing the subscriber base of our existing branded websites, developing or acquiring additional sites, expanding internationally through license agreements with local partners and optimizing our e-commerce and print catalog offerings. We develop websites with exclusive, compelling and customized content, which we believe will enable us to attract and retain additional subscribers. We seek opportunities to capitalize on technological advances, such as the increased global availability of wireless and broadband services, which allow us to develop, promote and sell new products. Broadband users, for example, are able to receive streaming video and interactive programming over the Internet, enabling us to generate high-margin revenue from our recently produced original content as well as content repurposed from our libraries, and also to entice these users to make related e-commerce purchases. In 2004, we plan to launch wireless services in additional European markets as well as new broadband services in Europe and Asia. We selectively use partnership and affiliate agreements with other leading online businesses to offer features and technologies that will enhance our customers' online experience and to drive traffic flow to and awareness of our sites.

        Enhance and Extend our Licensing Businesses.    We currently generate license fee revenue across all of our businesses and continually seek new opportunities to further leverage our brand. This revenue stream generally carries high margins and requires minimal, if any, capital investment by us. We publish the 17 international editions of Playboy magazine through license agreements with local partners and intend to expand the distribution of Playboy internationally through additional license agreements. We also operate our international websites through license agreements with local partners. We currently have four international sites and plan to license several new sites in 2004. We will continue to capitalize on the Playboy brand's increased presence abroad by expanding our licensed products business through additional product lines, penetration into new markets and through additional retail and distribution channels, such as standalone Playboy concept retail stores funded and operated by our licensees. We are also exploring several potential location-based entertainment opportunities which may include night club and retail components, as well as casino gaming on a licensed basis, funded and operated by local partners.

Business Segments

        Following is a discussion of our four groups: Entertainment, Publishing, Online and Licensing.

Entertainment Group

        Our Entertainment Group operations include the production and marketing of adult television programming for our domestic and international TV networks and worldwide DVD/home video products.

  Programming

        Our Entertainment Group develops, produces and distributes a wide range of high-quality adult television programming. Our programming is easily adapted from television to DVD/home video formats, as well as for online and international television audiences, enabling us to spread our relatively fixed programming costs over multiple revenue streams. Our proprietary productions feature stylized eroticism in a variety of entertaining formats for men and women and include feature films, magazine format shows, reality-based and dramatic series, documentaries, live events, entertainment news and celebrity and Playmate features. We have produced a number of shows which air on the domestic and international Playboy TV networks and are also distributed internationally in countries where we do not have networks. Additionally, some of our programming has been released as DVD/home video titles and/or has been licensed to other networks, such as HBO and Showtime. In 2003, we premiered Totally Busted, a "Candid Camera"-like show, and in 2002 we premiered The Weekend Flash, a provocative news show. Some of our other series include Women: Stories of Passion, Passion Cove, Sexy Urban Legends, The Extreme Truth and 7 Lives Xposed, Playboy TV's first venture into reality-based television.

        We invest in high-quality adult-oriented programming to support both our television and Internet businesses. We invested $44.7 million, $41.7 million and $37.3 million in entertainment programming in 2003, 2002 and 2001, respectively. Approximately two-thirds of these expenditures were used to create proprietary programming for Playboy TV, resulting in the domestic production of 268, 243 and 232 hours of original programming, respectively. At December 31, 2003, our domestic library of primarily exclusive, Playboy-branded original programming totaled approximately 2,500 hours. The remaining amounts of our programming expenditures were used to acquire high-quality adult movies, as the majority of the programming that airs on our movie networks is licensed, on an exclusive basis, from third parties. In 2004, we expect to invest approximately $46 million in Company-produced and licensed programming, which could vary based on, among other things, the timing of completing productions.

        We believe that our original programming, combined with our multiple, high quality movie networks with differentiated content, allows distributors to tailor network offerings to local tastes and provides consumers with expanded purchase options. In addition, the mainstream acceptance of the Playboy brand allows distributors to directly promote our networks by name. We believe these factors increase the likelihood that distributors and consumers will choose Playboy-owned networks over our competitors.

        Our programming is delivered to DTH and cable operators through communications satellite transponders. We currently have three transponder service agreements related to our domestic networks, the terms of which currently extend through 2006, 2010 and 2015. We also have four international transponder service agreements, the terms of which currently extend through 2004 and 2006. These service agreements contain protections typical in the industry against transponder failure, including access to spare transponders, and conditions under which our access may be denied. Major limitations on our access to DTH or cable systems or satellite transponder capacity could materially adversely affect our operating performance. There have been no instances in which we have been denied access to transponder service.

        In 2002, we moved to a new state-of-the-art studio facility in Los Angeles where we now have a centralized digital, technical and programming facility for both the Entertainment and Online Groups. The new facility enables us to produce more original programs in a more efficient and cost effective operating environment. In 2003, we upgraded our production capabilities so that the programming we create is now available in high definition format. We are also utilizing our studio to provide playback, production control and origination services for third parties, which helps bring efficiencies and allows us to spread our fixed costs to operate the facility.

  Domestic TV Networks

        Our television network offerings in the U.S. include Playboy TV and Playboy TV en Español, for which we create a wide range of original content, and seven Spice-branded movie networks, which primarily air content we license on an exclusive basis from third parties. We occupy the majority of channel space in the U.S. dedicated to adult programming. Playboy TV is offered through the DTH market and on cable on a PPV, monthly subscription, VOD and monthly SVOD basis. Playboy TV en Español is offered on cable on a PPV basis and on DTH as part of EchoStar's Dish Latino subscription package. Our movie networks are offered via cable and satellite on a PPV or VOD basis. We also recognize royalty revenues from the license of our Playboy programming to other pay networks.

        The following table illustrates certain information regarding approximate household units and current average retail rates for our networks in the U.S. and Canada:

	Household Units(1)			Average Retail Rates
	December 31, 2003	December 31, 2002	December 31, 2001	Pay-Per-View	Monthly Subscription
	(in millions, except retail rates)
Playboy TV
DTH	21.6	19.2	18.1	$8.00	$15.15
Cable digital	16.9	14.0	10.3	9.90	11.95
Cable analog addressable	4.5	5.7	7.8	7.90	10.15
Playboy TV en Español(2)
DTH	8.1	7.0	—	—	—	(3)
Digital cable	3.3	2.7	—	9.40	—
Movie Networks
DTH	42.2	38.4	35.3	10.00	—
Cable digital	42.8	36.9	25.3	9.50-11.90	—
Cable analog addressable	6.9	10.8	17.0	9.20-9.90	—

(1)
Each household unit is defined as one household carrying one given network per carriage platform. A single household can represent multiple household units if two or more of our networks and/or multiple platforms (i.e., digital and analog) are available to that household.

(2)
We obtained 100% distribution rights of Playboy TV en Español in the U.S. Hispanic market in December 2002 in connection with the restructuring of the ownership of our international TV joint ventures. Prior to the restructuring, this network was included in international TV's household units.

(3)
An average retail rate is not available as Playboy TV en Español is offered with various other Spanish-speaking networks as part of EchoStar's Dish Latino subscription package.

        Most of our networks are provided through the DTH market in households with small dishes receiving a Ku-band medium or high power digital signal, or DBS, such as those currently offered by DirecTV and EchoStar. Playboy TV is the only adult service to be available on all four of the largest DTH services in the U.S. and Canada. It is currently available on DirecTV and EchoStar in the U.S. and ExpressVu and Star Choice in Canada. As previously mentioned, Playboy TV en Español is offered as part of EchoStar's Dish Latino subscription package. The Hot Network, The Hot Zone and Spice Platinum networks are all available on DirecTV and, in 2001, The Hot Zone network also was launched on EchoStar. Kagan projects an average annual increase of approximately 7% in DBS households from 2004 through 2006. Our revenues reflect our contractual share of the amounts received by the DTH operators, which are based on both the retail rates set by the DTH operators and the number of buys and/or subscribers.

        Our networks are also available to consumers through cable providers. Most cable service in the U.S. is distributed through MSOs and their affiliated cable systems, or cable affiliates. Once arrangements are made with an MSO, we are able to negotiate channel space for our networks with the cable affiliates. Individual cable affiliates determine the retail price of both PPV, which can be dependent on the length of the block of programming, and monthly subscription services, which can be dependent on the number of premium services to which a household subscribes. Our revenues reflect our contractual share of the amounts received by the cable affiliates, which are based on both the retail rates set by the cable affiliates and the number of buys and/or subscribers.

        PPV programming can be delivered through any number of delivery methods, including (a) DTH, (b) digital and analog cable television, (c) wireless cable systems and (d) technologies such as cable modem and the Internet. In 2003, we had over 47 million buys in PPV alone on our U.S. networks. Growth in the cable PPV market is expected to result principally from cable system upgrades, utilizing digital compression and other bandwidth expansion methods that provide cable operators additional channel capacity. In recent years, cable operators have been shifting from analog to digital technology in order to upgrade their cable systems and to counteract competition from DBS operators. Digital cable television has several advantages over analog cable television, including more channels, better audio and video quality, advanced set-top boxes that are addressable, a secure, fully scrambled signal, integrated program guides and advanced ordering technology. Kagan projects average annual increases of less than 1% in total cable households and 14% in digital cable households through December 31, 2006. During this same period, Kagan projects an average annual decrease of approximately 28% in analog addressable cable households, as customers upgrade from older analog systems to the digital or DBS platforms.

        Additionally, recent technology advances have begun to allow digital consumers to not only order programs on a PPV basis, but also to choose VOD. VOD differs from traditional PPV in that it allows viewers to purchase a specific movie or program for a period of time with DVD-like functionality. The basic premise is that consumers have a menu of options and can choose to buy a program "on demand" without having to adhere to the schedule of a programmed network. We are seeking to obtain a leading position in this new phase of technology by leveraging the power of our brand names, our large library of original programming and the VOD rights contained in most of our agreements with leading major adult movie producers. Currently we are distributing VOD programming through four operators and are in the process of negotiating agreements with other major operators. Growth of this technology will be dependent on a number of factors, including, but not limited to, operator investment, server/bandwidth capacity, availability of a two-way communication path, programmer rights issues and consumer acceptance. Kagan projects an average annual increase of approximately 24% in VOD households from 2004 through 2006.

        Our networks and other product offerings are carried by all six of the major MSOs in the U.S. and by all four of the largest DTH operators in the U.S. and Canada. Our agreements with these operators are renewed or renegotiated from time to time in the ordinary course of business. In some cases, following the expiration of an agreement, we and the respective operator continue to perform in accordance with the terms of the expired agreement until a new agreement is negotiated. In any event, our agreements with MSOs and DTH operators generally may be terminated on short notice without penalty.

        Competition among television programming providers is intense for both channel space and viewer spending. Our competition varies in both the type and quality of programming offered, but consists primarily of other premium pay services, such as general-interest premium channels and other adult movie pay services. We compete with the other pay services as we (a) attempt to obtain or renew carriage with DTH operators and individual cable affiliates, (b) negotiate fee arrangements with these operators and (c) market our programming through these operators to consumers. Over the past several years, we have been adversely impacted by all of the competitive factors described above and, in addition, by consolidation in the cable industry, which has resulted in larger, but fewer operators. The availability and price pressure from more explicit content on the Internet and pay television also presents a significant competitive challenge.

        While there can be no assurance that we will be able to maintain our current DTH and cable carriage or fee structures or maintain or grow our viewership in the face of this competition, we believe that strong Playboy and Spice brand recognition, the quality of our original programming and our ability to appeal to a broad range of adult audiences are critical factors which differentiate our networks from other providers of adult programming. Also, to optimize revenue potential, we are encouraging DTH and cable operators to market the full range of PPV, VOD, SVOD and monthly subscription options to consumers and to offer our services in high definition format. From time to time, private advocacy groups have sought to exclude our programming from pay television distribution because of the adult-oriented content of the programming. Management does not believe that any such attempts will materially affect our access to DTH and cable systems, but the nature and impact of any such limitations in the future cannot be determined.

  International TV

        In December 2002, we completed the restructuring of the ownership of our international TV joint ventures with Claxson. The current scope of our international television business reflects the significant expansion of our ownership of Playboy TV and movie networks outside of the U.S. and Canada that occurred with this restructuring. See Note (C) Restructuring of Ownership of International TV Joint Ventures of Notes to Consolidated Financial Statements for more information regarding the restructuring.

        We currently own and operate or license 18 Playboy, Spice and locally branded movie networks in Europe and the Pacific Far East. Through joint ventures, we have equity interests in seven additional networks in Japan, Latin America and Iberia. At December 31, 2003, our international TV networks were available in approximately 37.0 million household units outside of the U.S. and Canada, compared to approximately 30.9 million household units at December 31, 2002. The increase in household units is primarily due to growth in existing markets. These networks primarily carry U.S.-originated content, which is subtitled or dubbed, complemented by local content. We also derive revenues by licensing programming rights from our extensive library of content to broadcasters internationally.

        In Europe, we own and operate television networks in the United Kingdom, which are further distributed through DTH and cable television throughout greater Europe. We license networks to local partners in Scandinavia, France, Turkey, Poland, Taiwan, Hong Kong, South Korea, Israel and New Zealand that are programmed for the cultural sensitivities of each country. Through a joint venture with Tohokushinsha Film Corp., we hold a 19.9% ownership interest in Playboy Channel Japan and a local adult service, The Ruby Channel. These international networks are generally available on both a PPV and monthly subscription basis.

        We own a 19% interest in PTVLA, a joint venture with Claxson that operates Playboy TV networks and a local adult service, Venus, in Latin America and Iberia. In these markets, PTVLA operates four networks, distributes Spice Live and exploits the Playboy library by licensing content to broadcasters in the territory. Under the terms of our amended PTVLA operating agreement, Claxson maintains management control of PTVLA, although we have significant management influence. We now provide programming and use of our trademarks directly to PTVLA in return for 17.5% of its net revenues with a guaranteed annual minimum. The term of the program supply and trademark agreement for PTVLA is ten years, unless terminated earlier in accordance with the terms of the agreement. PTVLA provides the feed for Playboy TV en Español and we pay PTVLA a 20% distribution fee for that feed based on the network's net revenues in the U.S. Hispanic market. Neither we nor Claxson are obligated to make any additional capital contributions to the PTVLA venture. If the management committee of PTVLA determines that additional capital is necessary for the conduct of PTVLA's business, we would have the option to contribute our pro rata share of additional capital. We have an option to purchase up to 49.9% of PTVLA at fair market value over the next ten years. In addition, we have the option to purchase the remaining 50.1% of PTVLA at fair market value, exercisable at any time during the period beginning December 23, 2007 and ending December 23, 2008, so long as we have previously or concurrently exercised the 49.9% buy-up option. We have the option to pay the purchase price for the 49.9% buy-up option in cash, shares of our Class B common stock, or a combination of cash and Class B common stock. However, if we exercise both options concurrently, then we must pay the entire purchase price for both options in cash.

        We seek the most appropriate and profitable manner in which to build on the powerful Playboy and Spice brands in each international market. In addition, we seek to generate synergies among our networks by combining operations where practicable, through innovative programming and scheduling, through joint programming acquisitions and by coordinating and sharing marketing activities and materials efficiently throughout the territories in which our programming is aired. We expect the benefits of these synergies to improve operating margins in the future as new territories are added to the growing list of our networks.

        We believe we can grow our international television business through (a) expanding the distribution reach of existing networks, (b) expanding the number of countries into which we launch and operate new networks, (c) the continued rollout in digital addressable television households in our existing international markets and (d) increasing PPV buy rates driven by new programming and scheduling tactics as well as more targeted marketing activity.

        While there are several similar domestic and international competitive challenges, a few exist solely within the international marketplace. The availability and price pressure from more explicit content on the Internet and pay television presents a significant competitive challenge. Competition abroad derives from both the availability of less explicit adult content on free television that is much more prevalent, specifically in Europe, than in the U.S., and competitive pay services. In the U.K., our two networks compete with a total of 26 other adult networks and in Japan our two channels compete with 24 adult networks. There are often low barriers to entry, which yield increasing competition, especially from companies in Asia and parts of Europe providing "home grown" content as opposed to dubbed American programs. However, we have used our vast content library and acquisitions to create additional channels (The Adult Channel, Spice, Spice 2, Spice Platinum and Venus), which complement the flagship Playboy TV brand in markets with demand for quality English language adult programming.

  Worldwide DVD/Home Video

        We also distribute our original programming domestically in the home video market on both DVD and VHS, which are sold in video and music stores and other retail outlets, through direct mail, including Playboy magazine, and online, including PlayboyStore.com. We offer the following three distinct product lines: Playboy Home Video, which features Playmate, celebrity and specials product; Playboy TV, which features TV shows from our premium pay television network, and Playboy Exposed, which features content drawn from adult reality-based programming. The following table summarizes the number of titles released under each product line:

	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002	Fiscal Year Ended December 31, 2001
Playboy Home Video	11	14	11
Playboy TV	7	9	2
Playboy Exposed	9	11	2

Total	27	34	15

        We also distribute various non-Playboy branded movies and we continue to re-release titles on DVD, which were previously only released on VHS.

        Since October 2001, Image Entertainment, Inc., or Image, has distributed our DVD and VHS products in the U.S. and Canada. We are responsible for manufacturing the product for sale and for certain marketing and sales functions. We receive advances from Image on all new release titles in the Playboy Home Video and Playboy TV lines, while we receive no advance on Playboy Exposed titles or miscellaneous releases. Image receives a distribution fee on sales of all products, which varies depending on the product line, and remits a net amount to us.

        Internationally, we release our proprietary Playboy programming on DVD and home video formats in 50 countries. Since 2002, our products have been distributed internationally under a master licensing agreement with Modern Entertainment, Ltd., or Modern. These products are based on the videos produced for the U.S. market, with the licensee dubbing or subtitling into the local language where necessary.

        Our agreements with Image and Modern are renewed or renegotiated from time to time in the ordinary course of business. We may, following the expiration of an agreement, continue to perform in accordance with the terms of the expired agreement until a new agreement is negotiated.

Publishing Group

        Our Publishing Group operations include the publication of Playboy magazine, other domestic publishing businesses and the licensing of international editions of Playboy magazine.

  Playboy Magazine

        Founded by Hugh M. Hefner, in 1953, Playboy magazine, now in its 50th Anniversary year, continues to be the best-selling monthly men's magazine in the U.S. and in the world, based on the combined circulation of the U.S. and international editions. The U.S. edition of Playboy is sold in 69 countries and territories worldwide and has had a monthly circulation of approximately 3.1 - 3.4 million for the past 18 years. Combined average circulation of the 17 licensed international editions is approximately 1.1 million copies monthly. According to Fall 2003 data published by Mediamark Research, Inc., or MRI, an independent market research firm, the U.S. edition of Playboy magazine is read by approximately one in every seven men in the U.S. aged 18 to 34. Approximately 85% of the magazine's circulation is by subscription.

        Playboy magazine plays a key role in driving the continued popularity and recognition of the Playboy brand. Playboy magazine is a general-interest magazine targeted to men, with a reputation for editorial excellence founded on providing high-quality photography, entertainment and articles on current issues, interests and trends. Playboy consistently includes in-depth, candid interviews with high profile political, business, entertainment and sports figures; pictorials of famous women; and content by leading authors. Examples of each of these include the following:

Interviews	Pictorials	Leading Authors
Ben Affleck	Pamela Anderson	William F. Buckley
Halle Berry	Drew Barrymore	Ethan Coen
Jim Carrey	Cindy Crawford	Michael Crichton
George Clooney	Carmen Electra	David Halberstam
John Cusack	Daryl Hannah	William Kennedy
Bill Gates	Rachel Hunter	Jay McInerney
Tommy Hilfiger	Elle Macpherson	Joyce Carol Oates
Michael Jordan	Madonna	George Plimpton
Jimmy Kimmel	Jenny McCarthy	Scott Turow
Jack Nicholson	Anna Nicole Smith	John Updike
O.J. Simpson	Katarina Witt	Kurt Vonnegut

        Playboy magazine has long been known for its quality of photography, editorial content and illustration in publishing the work of top photographers, writers and artists. In addition, Playboy magazine features cartoons, essays, reviews and lifestyle articles on consumer products, fashion, automobiles and consumer electronics. In 2003, Playboy magazine underwent a redesign, including a series of editorial changes. The goal of these changes is to make the magazine more appealing to young readers by being more contemporary while remaining consistent with its heritage of sophisticated journalism, literature and photography. The front of book sections have been reconfigured with the addition of many new entry points and regular franchise items. The feature well has more photographs and a greater focus on must-read topical articles, focusing on timely, long-form investigative pieces. Writers, ranging from rising young talents to the nation's most accomplished fiction and nonfiction authors, are being featured. And a new, eight-page fashion well has been introduced, spotlighting the best of modern fashion for young men.

        The net circulation revenues of the U.S. edition of Playboy magazine for 2003, 2002 and 2001 were $65.9 million, $62.3 million and $63.6 million, respectively. Net circulation revenues are gross revenues less commissions, discounts and provisions for newsstand returns and display costs and unpaid subscriptions. Circulation revenue comparisons may be materially impacted with respect to newsstand sales in any period based on whether or not there are issues featuring major celebrities.

        According to the Audit Bureau of Circulations, an independent audit agency, at December 31, 2003, Playboy magazine was the 13th highest-ranking U.S. consumer publication, with a circulation rate base (the total newsstand and subscription circulation guaranteed to advertisers) of 3.15 million. Playboy magazine's circulation rate base at December 31, 2003 was larger than each of Newsweek, Cosmopolitan and Maxim and was larger than the combined rate bases of Stuff, FHM and GQ.

        Playboy magazine has historically generated approximately two-thirds of its revenues from subscription and newsstand circulation, with the remainder primarily from advertising. Subscription copies represent approximately 85% of total copies sold. We believe that managing Playboy's circulation to be primarily subscription driven, like most major magazines, provides a stable and desirable circulation base, which is attractive to advertisers. In addition, according to the MRI data previously mentioned, the median age of male Playboy readers is 32, with a median annual household income of $53,000, a demographic that we believe is also attractive to advertisers. We also derive revenues from the rental of Playboy magazine's subscriber list, which consists of the subscriber's name, address and other subscription-related information that we maintain.

        We attract new subscribers to the magazine through our own direct mail advertising campaigns, subscription agent campaigns and the Internet, including the Playboy.com website. We recognize revenues from magazine subscriptions over the terms of the subscriptions. Subscription copies of the magazine are delivered through the U.S. Postal Service as periodical mail. We attempt to contain these costs through presorting and other methods. The Publishing Group was impacted by a general postal rate increase of approximately 10% in July 2002. No postal rate increases are expected in 2004.

        Playboy magazine is one of the highest priced magazines in the U.S. Effective with the April 2001 issue, the basic U.S. newsstand cover price is $4.99 ($6.99 for the December holiday issue and $7.99 for the January 50th Anniversary issue) and the basic Canadian newsstand cover price is C$6.99 (C$7.99 for the December holiday issue and C$8.99 for the January 50th Anniversary issue). In addition, when there is a feature of special appeal, we generally increase the newsstand cover price by $1.00. We price test from time to time, but no general price increases are currently planned for 2004.

        Playboy magazine targets a wide range of advertisers. Advertising by category, as a percent of total advertising pages, and the total number of ad pages was as follows:

Category	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002	Fiscal Year Ended December 31, 2001
Retail/Direct Mail	25%	26%	19%
Beer/Wine/Liquor	20	25	28
Tobacco	19	19	23
Home Electronics	8	8	4
Automotive	4	4	2
Toiletries/Cosmetics	3	4	5
Apparel/Footwear/Accessories	5	4	5
All Other	16	10	14

Total	100%	100%	100%

Total ad pages	555	515	618

        We continue to focus on securing new advertisers, including expanding advertising from underserved categories. The net advertising revenues of the U.S. edition of Playboy magazine for 2003, 2002 and 2001 were $36.1 million, $32.4 million and $37.0 million, respectively. Net advertising revenues are gross revenues less advertising agency commissions, frequency and cash discounts and rebates. We publish the U.S. edition of Playboy magazine in 15 advertising editions: one upper income zip-coded, eight regional, two state and four metro. All contain the same editorial material but provide targeting opportunities for advertisers. We implemented 4% and 8% cost per thousand increases in advertising rates effective with the January 2004 and 2003 issues, respectively.

        Levels of advertising revenues may be affected by, among other things, increased competition for and decreased spending by advertisers, general economic activity and governmental regulation of advertising content, such as tobacco products. However, as only approximately one-third of Playboy magazine's revenues and less than 15% of our total revenues are from advertising, we are not overly dependent on this source of revenue.

        Playboy magazine subscriptions are serviced by CDS. Pursuant to a subscription fulfillment agreement, CDS performs a variety of services, including (a) receiving, verifying, balancing and depositing payments from subscribers, (b) processing Internet transactions, (c) printing forms and promotional materials, (d) maintaining master files on all subscribers, (e) issuing bills and renewal notices to subscribers, (f) issuing labels, (g) resolving customer service complaints as directed by us and (h) furnishing various reports to monitor all aspects of the subscription operations. The term of the previous agreement expired June 30, 2001, but has been extended to June 30, 2006. Either party may terminate the agreement prior to expiration in the event of material nonperformance by, or insolvency of, the other party. We pay CDS specified fees and charges based on the types and amounts of service performed under the agreement. The fees and charges were fixed at their July 1, 2001 levels until June 30, 2003, after which they increase annually based on the consumer price index, to a maximum of six percent in one year. CDS's liability to us for a breach of its duties under the agreement is limited to actual damages of up to $140,000 per event of breach, except in cases of willful breach or gross negligence, in which case the limit is $280,000. The agreement provides for indemnification by CDS of us and our shareholders against claims arising from actions or omissions by CDS in compliance with the terms of the agreement or in compliance with our instructions.

        Distribution of the magazine and special editions to newsstands and other retail outlets is accomplished through Warner, our national distributor. The issues are shipped in bulk to wholesalers, who are responsible for local retail distribution. We receive a substantial cash advance from Warner 14 days after the date each issue goes on sale. We recognize revenues from newsstand sales based on estimated copy sales at the time each issue goes on sale and adjust for actual sales upon settlement with Warner. These revenue adjustments are not material on an annual basis. Retailers return unsold copies to the wholesalers, who count and then shred the returned copies and report the returns by affidavit. The number of copies sold on newsstands varies from month to month, depending in part on consumer interest in the cover, the pictorials and the editorial features.

        Playboy magazine and special editions are printed at Quad/Graphics, Inc., at a single site located in Wisconsin, which ships the product to subscribers and wholesalers. The print run varies each month based on expected sales and is determined with input from Warner. Paper is the principal raw material used in the production of these publications. We use a variety of types of high-quality coated and uncoated paper that is purchased from a number of suppliers. The market for paper has historically been cyclical resulting in volatility in paper prices, which can materially affect the Publishing Group's financial results. Average paper prices in 2003 were approximately 7% lower than in 2002 due to soft demand. Paper prices are not expected to increase materially in 2004.

        We rely on CDS, Warner and Quad/Graphics to produce and distribute our magazine. If they fail to perform their obligations on a timely basis, our operations could be adversely affected. Our agreements with these companies are renewed or renegotiated from time to time in the ordinary course of business. In some cases, following the expiration of an agreement, we and the respective company continue to perform in accordance with the terms of the expired agreement until a new agreement is negotiated.

        From time to time, Playboy magazine and certain of its distribution outlets and advertisers have been the target of private advocacy groups who seek to limit its availability because of its adult-oriented content. In our 50-year history, we have never sold a product that has been judged to be obscene or illegal in any U.S. jurisdiction.

        Magazine publishing companies face intense competition for readers, advertising and newsstand shelf space. Magazines and Internet sites primarily aimed at men are Playboy magazine's principal competitors. Other types of media that carry advertising, such as newspapers, radio and television also compete for advertising revenues with Playboy magazine.

  Other Domestic Publishing

        We have a vast photographic library, which we believe contains over 12 million images, as well as an extensive editorial library. We repurpose these libraries to create other products, including pictorially focused special editions and calendars, as well as books and other ancillary products. We published 25 special editions in 2003 and 24 in each of 2002 and 2001. We expect to publish 24 special editions in 2004. Effective with the December 2002 issue, the U.S. special editions newsstand cover price is $7.99 and effective with the August 2002 issue, the Canadian special editions newsstand cover price is C$8.99. No general price increases are currently planned for 2004.

        Other domestic publishing also includes ancillary publishing products. In 2003, we published two books: Playboy: Fifty Years: The Photographs and The Playboy Guide to Bachelor Parties: Everything You Need to Know About Planning the Groom's Rite of Passage - From Simple to Sinful. We plan to publish three additional books in 2004. Two of the books, Playboy: Fifty Years: The Cartoons and Hef's Little Black Book, are expected to be released in the second quarter.

  International Publishing

        We license the right to publish 17 international editions of Playboy magazine to local partners in the following countries: Brazil, Bulgaria, Croatia, the Czech Republic, France, Germany, Greece,

Hungary, Japan, Mexico, the Netherlands, Poland, Romania, Russia, Serbia, Slovenia and Spain. Combined average circulation of the international editions is approximately 1.1 million copies monthly.

        Local publishing licensees tailor their international editions by mixing the work of their national writers and artists with editorial and pictorial material from the U.S. edition. We monitor the content of the international editions so that they retain the distinctive style, look and quality of the U.S. edition, while meeting the needs of their respective markets. The terms of the license agreements vary but, in general, are for terms of three to five years and carry a guaranteed minimum royalty as well as a formula for computing earned royalties in excess of the minimum. Royalty computations are generally based on both circulation and advertising revenues. In 2003, two editions, Germany and Brazil, accounted for approximately half of our total licensing revenues from international editions.

Online Group

        Our Online Group, which provides a wide range of web-based entertainment experiences under the Playboy and Spice brand names, is dedicated to the lifestyle and entertainment interests of young men around the world. We believe that we are well positioned to provide compelling online entertainment experiences due to the strength of our brands. Our online destinations combine Playboy's distinct attitude with extensive and original content, a large community of loyal users and a wealth of e-commerce offerings. Our sites generate multiple revenue streams, primarily fees for subscription services and e-commerce, and, to a smaller extent, advertising, the licensing of international sites, wireless services and license fees for online gaming. Our four international websites largely mirror the multiple revenue stream model of our domestic online business. In addition, we have a Japanese website that offers the translated version of the domestic Playboy Cyber Club as well as three international broadband club sites.

  Subscriptions

        We currently operate seven subscription-based websites under the Playboy and Spice names, including Playboy Cyber Club, PlayboyNet, SpiceNet, Playboy TV Club and PlayboyNet Español, as well as Director's Cut Theater and Spice Platinum Theater. Directors Cut and Spice Platinum feature VOD content and appeal primarily to broadband customers. Our sites offer premium content available exclusively online as well as video and editorial content from both our recently produced programming and publications and our extensive libraries. Subscriptions will remain the largest revenue stream of this segment in 2004. Average revenue per subscriber continues to grow as we offer additional as well as higher priced clubs. Our average monthly revenue per subscriber was $5.96, $6.33, $6.92 and $9.27 for 2000, 2001, 2002 and 2003, respectively.

        The original Playboy Cyber Club, at the website cyber.playboy.com, offers services such as VIP access to over 100,000 photos, including Playboy.com's Cyber Girls, an archive of Playboy magazine interviews, individual home pages for Playboy Playmates, live Playmate chats and exclusive video clips. It is currently offered on a monthly basis for $19.95 and an annual basis for $95.40. The PlayboyNet subscription service, at the website playboy.net, was launched in November 2002 and consists of pictorials and video clips organized by 15 thematic interests. Access to PlayboyNet is currently offered on a monthly basis for $29.95 and an annual basis for $155.40. In June 2003, we launched PlayboyNet Español, at the website playboynetespanol.com, a Spanish-language version of the PlayboyNet service. Access to PlayboyNet Español is currently $29.95 per month. Beginning in May 2003, we partnered with RealNetworks, a premier provider of broadband content, to launch the Playboy TV Club, at real.com/partners/PBTV. This club leverages our television and video assets along with Real Networks' marketing reach and is geared toward giving the broadband Internet user a unique and high-quality experience. The Playboy TV Club replaced the Playboy TV Jukebox launched in 2002, which we formerly operated solely. Membership is currently $24.95 per month. In December 2002, we launched a VOD service called the Director's Cut Theater, which offers a variety of viewing packages for our feature-length videos. Packages range from $3.95 to $29.95 depending upon the length of time purchased.

        We also offer a network of sites featuring premium adult entertainment under the Spice brand. The SpiceNet subscription service, at spicetv.com, consists of six niche clubs offering video clips, pictorial galleries and interactive features that allow users to view highly customized video content, live chat, voyeur cams and original content. SpiceNet is currently being relaunched and is offered on a monthly basis for $29.95 and an annual basis of $189.96. The Spice Platinum Theater VOD offering is hyperlinked through the website spicetv.com and offers access to over 10,000 adult movies. Viewing packages range from $3.95 to $29.95, depending upon the length of time purchased.

  E-Commerce

        Our second largest revenue stream for the Online Group is e-commerce. Our e-commerce sites include a Playboy store, which offers Playboy-branded fashions, accessories, DVDs, jewelry and collectibles, and SpiceTVStore.com, which offers adult-oriented products. We supplement our online e-commerce offerings with Playboy and Spice print catalogs. Fulfillment and customer service is supplied by Infinity Resources Inc., or Infinity. Infinity also purchased our Collectors' Choice Music business in 2001 and has been subleasing our warehouse facility since 2000.

  Other

        The free Playboy.com site is designed with the goal of converting visitors to purchasers by directing visitors to our revenue-generating sites while also generating advertising revenues. Playboy.com offers original content and focuses on areas of interest to its target audience, including Arts & Entertainment, Sports, Events, On Campus, World of Playboy and Playmates.

        We are expanding our international presence by entering into licensing arrangements in foreign countries to provide compelling content specifically tailored to those individual foreign audiences. We currently have international Playboy sites with partners in Brazil, Germany and the Netherlands. During 2003, we announced agreements to launch sites in France and Japan with local partners in those marketplaces. These are currently active and will be fully launched in the first half of 2004. Our international websites have a local editorial staff that develops original adult-oriented content, makes use of content from the local edition of Playboy magazine and translates appropriate U.S.-originated Playboy.com content. In 2003, we also announced a global deal to provide content to wireless customers in European and Asian markets where Hutchison Whampoa Limited provides 3G wireless services, and have entered into license deals to provide video content to broadband-oriented sites in Korea, Hong Kong and Israel.

        Our online gaming business currently consists of PlayboySportsBook.com and PlayboyCasino.com, which are licensed by Ladbroke eGaming Limited, the world's largest bookmaker. They operate the gaming and bookmaking operations, such that we do not have risk based on the wagering of customers who gamble through our sites. Additionally, we have implemented safeguards designed to prevent illegal wagering through our sites.

        The Internet industry is highly competitive. We compete for visitors, subscribers, buyers and advertisers. We believe that the primary competitive factors affecting our Internet operations include brand recognition, the quality of our content and products, technology, including the number of broadband homes, pricing, ease of use, sales and marketing efforts and user demographics. We believe that we compete favorably with respect to each of these factors. Additionally, we have the advantage of leveraging the power of the Playboy and Spice brands in multiple media, content libraries and marketing activities and across audiences.

Licensing Group

        Our Licensing Group includes the licensing of consumer products carrying one or more of our trademarks and images, as well as Playboy-branded retail stores and marketing activities.

        We license the Playboy name, the Rabbit Head Design and other images, trademarks and artwork as well as the Spice name and trademarks for the worldwide manufacture, sale and distribution of a variety of consumer products. We work with licensees to develop, market and distribute high-quality Playboy and Spice branded merchandise. Our licensed product lines include men's and women's apparel, men's underwear and women's lingerie, accessories, collectibles, slot machines, interactive video games, cigars, watches, jewelry, fragrances, small leather goods, stationery, music, eyewear, barware and home fashions. The group also licenses art-related products based on our extensive collection of artwork, most of which were commissioned as illustrations for Playboy magazine. Occasionally we sell small portions of our art and memorabilia collection through auction houses such as Butterfields, Christie's and Sotheby's.

        Our licensed products are marketed primarily through retail outlets, including department and specialty stores. We recently expanded our activities into entertainment licensing, including branded slot machines and electronic games. Our licensed products are sold through multiple channels, including department and specialty stores as well as online and by print catalogs. Our first freestanding fashion retail store, located in an upscale Tokyo shopping district and funded and operated by one of our licensees, opened in 2002. It offers a full collection of Playboy-branded fashion and accessories for men and women, as well as other Playboy-branded products. We plan to open others in major cities on a licensed basis.

        We are also interested in exploiting Playboy's brand equity in the location-based entertainment market by entering into partnerships with companies in which we would contribute our brand name and marketing expertise in return for licensing fees, and potentially the option to earn or purchase equity in these ventures.

        While our branded products are unique, we operate in an intensely competitive business that is extremely sensitive to economic conditions, shifts in consumer buying habits or fashion trends, as well as changes in the retail sales environment.

        Company-wide marketing events consist of Alta Loma Entertainment, the Playboy Jazz Festival and Playmate Promotions. Since 2001, Alta Loma Entertainment has functioned as a production company that leverages our assets, including editorial material as well as icons like the Playmates, Playboy Mansion and Mr. Hefner, to develop original programming for other television networks. We have produced the Playboy Jazz Festival on an annual basis in Los Angeles at the Hollywood Bowl since June 1979 and have continued our sponsorship of related community events. Playmate Promotions represents the Playmates in ad campaigns, trade shows, endorsements, commercials, motion pictures, television and videos for us and outside clients.

Seasonality

        Our businesses are generally not seasonal in nature. Revenues and operating results for the quarters ended December 31, however, are typically impacted by higher newsstand cover prices of holiday issues. These higher prices, coupled with typically higher sales of subscriptions of Playboy magazine during those quarters, also result in an increase in accounts receivable. E-commerce revenues and operating results are typically impacted by the holiday buying season and online subscription revenues and operating results are impacted by decreased Internet traffic during the summer months.

Promotional and Other Activities

        We believe that our sales of products and services are enhanced by the public recognition of the Playboy name as symbolizing a lifestyle. In order to establish public recognition, we, among other activities, purchased in 1971 the Playboy Mansion in Los Angeles, California, where our founder, Hugh M. Hefner, lives. The Playboy Mansion is used for various corporate activities, including serving as a valuable location for video production, magazine photography, online events and sales events. It also enhances our image as host for many charitable and civic functions. The Playboy Mansion generates substantial publicity and recognition, which increase public awareness of us and our products and services. As indicated in "Certain Relationships and Related Transactions—Hugh M. Hefner," Mr. Hefner pays us rent for that portion of the Playboy Mansion used exclusively for his and his personal guests' residence as well as the per-unit value of non-business meals, beverages and other benefits received by him and his personal guests. The Playboy Mansion is included in our Consolidated Balance Sheet at December 31, 2003 at a net book value of $1.6 million, including all improvements and after accumulated depreciation. We incur all operating expenses of the Playboy Mansion, including depreciation and taxes, which were $2.3 million, $3.6 million and $3.2 million for 2003, 2002 and 2001, respectively, net of rent received from Mr. Hefner.

        Through the Playboy Foundation, we support not-for-profit organizations and projects concerned with issues historically of importance to Playboy magazine and its readers, including anti-censorship efforts, civil rights, AIDS education, prevention and research, reproductive freedom and women's leadership activities. The Playboy Foundation provides financial support to many organizations and also donates public service advertising space in Playboy magazine and in-kind printing and design services.

Intellectual Property

        We rely primarily on trademark and copyright law to protect our intellectual property. We do not currently own or license any patents.

  Trademarks and Domain Names

        We own in excess of 5,000 trademarks and service marks (referred to collectively as trademarks) for use in connection with our businesses, including Playboy, the Rabbit Head Design, Playmate, Spice and variations thereon. Playboy is one of the most recognized brands in the world. Our trademarks also include names of certain of our products and services such as Playboy Cyber Club. We have registered our trademarks in over 150 jurisdictions, including the U.S., Mexico, Canada, United Kingdom, France, Spain, Japan, China, Russia, Brazil and Australia. The term of the trademarks can be perpetual, subject, with respect to registered trademarks, to the timely renewal of such registrations.

        We hold over 2,000 Internet domain names related to our online businesses, including Playboy.com. Although the laws have evolved to provide greater protection to holders of registered trademarks against domain name infringers, we may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value or our domain names or trademarks.

  Copyrights

        We own a vast photographic library that we believe contains over 12 million images, along with an extensive collection of artwork—originally commissioned as illustrations for Playboy magazine—which we incorporate in our special editions, calendars, websites and Playboy magazine. We own the copyright in many of these photographs and illustrations and, with limited exceptions, have the right to utilize the others in our business through arrangements with the copyright owners. We have an extensive library of approximately 2,500 hours of original Playboy movies and TV programs in which we own the copyrights. In addition, we hold the copyright in each issue of Playboy magazine that covers the magazine as a collective work.

        It is our practice to register copyrights in our publications and films in the U.S. Copyright Office. Although the absence of a registration does not waive copyright protection, registration is a necessary prerequisite to commencing litigation against an infringer in the U.S.

  Licensing

        We license our trademarks to third parties for the worldwide manufacture, sale and distribution of a variety of consumer products. Our licensed product lines include men's and women's apparel, men's underwear and women's lingerie, accessories, collectibles, slot machines, interactive video games, cigars, watches, jewelry, fragrances, small leather goods, stationery, music, eyewear, barware and home fashions. We also license the trademarks to third parties for use on TV networks in foreign countries. We license to third party publishers 17 international editions of Playboy magazine and four "Playboy" designated websites in the country top level domains (.br; .de; .fr; and .nl). Our Playboy TV and movie network programming is distributed internationally through 23 networks. Additionally, we license blocks of programming that are aired on other networks in more than 25 countries.

        The majority of the programming that airs on our movie networks is licensed from third parties. We generally obtain exclusive television rights in the U.S. Outside the U.S., we obtain either exclusive or non-exclusive television rights depending upon the class of film (high or low budget) and the particular geographic territory involved. The licenses to air third party films typically run for a term of seven to ten years.

  Protection of Intellectual Property

        We believe that our trademarks and copyrights, particularly the Playboy name and Rabbit Head Design, are critical to the success and potential growth of all of our businesses. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and copyrights. Our actions to establish and protect our trademarks, copyrights and other proprietary rights, however, may not prevent imitation of our products by others or prevent others from claiming violations of their trademarks, copyrights and other proprietary rights by us. These concerns are particularly relevant with regard to those international markets, such as China, in which it is especially difficult to enforce intellectual property rights. With respect to material we license from others, we generally obtain indemnity from the licensors for infringement claims that may be brought against us and rely on the owners of the licensed content to protect that content from third party infringement.

Employees

        At February 29, 2004, we employed 608 full-time employees compared to 580 at February 28, 2003. No employees are represented by collective bargaining agreements. We believe we maintain a satisfactory relationship with our employees.

Real Property

        The following table lists our leased and owned real property as of December 31, 2003 and such properties' primary uses:

•
Office Space Leased:

Location	Primary Use
Chicago, Illinois	This space serves as our corporate headquarters and is used by all of our operating groups, primarily Publishing and Online, and for executive and administrative personnel.
Los Angeles, California	This space serves as our Entertainment Group's headquarters and for executive and administrative personnel.
New York, New York
This space serves as our Publishing and Online Groups' headquarters, and a limited amount of this space is used by the Licensing and Entertainment Groups, as well as executive and administrative personnel.

•
Operations Facilities Leased:

Location	Primary Use
Los Angeles, California	This space is used by our Entertainment and Online Groups as a centralized digital, technical and programming facility. We also use parts of this facility to handle similar functions for other clients.
Santa Monica, California	This space is used by our Publishing Group as offices and a photography studio.
Itasca, Illinois
We began subleasing this warehouse facility to Infinity in 2000. This facility, under separate agreements with Infinity, is used to provide e-commerce order fulfillment, customer service and related activities for our Online Group and previously for the Catalog Group, and storage for the entire company. The facility was formerly used by us in the same capacities.

•
Property Owned:

Location	Primary Use
Los Angeles, California	The Playboy Mansion is used for various corporate activities, including serving as a valuable location for video production, magazine photography, online events and sales meetings. It also enhances our image as host for many charitable and civic functions.

        Due to restructuring efforts, we have subleased a portion of our excess office space, and are working to sublease or terminate our remaining excess office space. The term of our New York office lease expires in 2004, and we are currently exploring our alternatives in the New York area.

Legal Proceedings

        On February 17, 1998, Eduardo Gongora, or Gongora, filed suit in state court in Hidalgo County, Texas against Editorial Caballero SA de CV, or EC, Grupo Siete International, Inc., or GSI, collectively the Editorial Defendants, and us. In the complaint, Gongora alleged that he was injured as a result of the termination of a publishing license agreement, or the License Agreement, between us and EC for the publication of a Mexican edition of Playboy magazine, or the Mexican Edition. We terminated the License Agreement on or about January 29, 1998 due to EC's failure to pay royalties and other amounts due us under the License Agreement. On February 18, 1998, the Editorial Defendants filed a cross-claim against us. Gongora alleged that in December 1996 he entered into an oral agreement with the Editorial Defendants to solicit advertising for the Mexican Edition to be distributed in the U.S. The basis of GSI's cross-claim was that it was the assignee of EC's right to distribute the Mexican Edition in the U.S. and other Spanish-speaking Latin American countries outside of Mexico. On May 31, 2002, a jury returned a verdict against us in the amount of $4.4 million. Under the verdict, Gongora was awarded no damages. GSI and EC were awarded $4.1 million in out-of-pocket expenses and $0.3 million for lost profits, respectively, even though the jury found that EC had failed to comply with the terms of the License Agreement. On October 24, 2002, the trial court signed a judgment against us for $4.4 million plus pre- and post-judgment interest and costs. On November 22, 2002, we filed post-judgment motions challenging the judgment in the trial court. The trial court overruled those motions and we are vigorously pursuing an appeal with the State Appellate Court sitting in Corpus Christi challenging the verdict. We have posted a bond in the amount of approximately $7.7 million (which represents the amount of the judgment, costs and estimated pre- and post-judgment interest) in connection with the appeal. We, on advice of legal counsel, believe that it is not probable that a material judgment against us will be sustained. In accordance with Statement of Financial Accounting Standards, or Statement 5, Accounting for Contingencies, no liability has been accrued.

        On May 17, 2001, Logix, D. Keith Howington and Anne Howington filed suit in state court in Los Angeles County Superior Court in California against Spice Entertainment Companies, Inc., or Spice, Emerald Media, Inc., or EMI, Directrix, Inc., or Directrix, Colorado Satellite Broadcasting, Inc., New Frontier Media, Inc., J. Roger Faherty, Donald McDonald, Jr., and Judy Savar. On February 8, 2002, plaintiffs amended the complaint and added as a defendant Playboy, which acquired Spice in 1999. The complaint alleged 11 contract and tort causes of action arising principally out of a January 18, 1997 agreement between EMI and Logix in which EMI agreed to purchase certain explicit television channels broadcast over C-band satellite. The complaint further sought damages from Spice based on Spice's alleged failure to provide transponder and uplink services to Logix. Playboy and Spice filed a motion to dismiss plaintiffs' complaint. After pre-trial motions, Playboy was dismissed from the case and a number of causes of action were dismissed against Spice. A trial date for the remaining breach of contract claims against Spice was set for December 10, 2003, and then continued, first to February 11, 2004 and then to March 17, 2004. Spice and the plaintiffs filed cross-motions for summary judgment or, in the alternative, for summary adjudication, on September 5, 2003. Those motions were heard on November 19, 2003 and were denied. In February 2004, prior to the trial, Spice and the plaintiffs agreed to a settlement in the amount of $8.5 million, which we recorded as a charge in the fourth quarter of 2003, $6.5 million of which was paid in February 2004. The remaining $2.0 million will be paid in $1.0 million installments in 2005 and 2006.

        On September 26, 2002, Directrix filed suit in the U.S. Bankruptcy Court in the Southern District of New York against Playboy Entertainment Group, Inc. In the complaint, Directrix alleged that it was injured as a result of the termination of a Master Services Agreement under which Directrix was to perform services relating to the distribution, production and post production of our cable networks and a sublease agreement under which Directrix would have subleased office, technical and studio space at our Los Angeles, California production facility. Directrix also alleged that we breached an agreement under which Directrix had the right to transmit and broadcast certain versions of films through C-band satellite, commonly known as the TVRO market, and Internet distribution. On November 15, 2002, we filed an answer denying Directrix's allegations, along with counterclaims against Directrix relating to the Sublease Agreement and the Master Services Agreement and seeking damages. On May 15, 2003, we filed an amended answer and counterclaims. On July 30, 2003, Directrix moved to dismiss one of the amended counterclaims, and on October 20, 2003, the Court denied Directrix's motion. Both sides have commenced discovery. We intend to vigorously defend ourselves against Directrix's claims. We believe its claims are without merit and that we have good defenses against them. We believe it is not probable that a material judgment against us will result.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our directors and our executive officers as of March 15, 2004.

Name	Age	Position
Christie Hefner	51	Director, Chairman of the Board and Chief Executive Officer
Dennis S. Bookshester	65	Director
David I. Chemerow	52	Director
Donald G. Drapkin	56	Director
Jerome H. Kern	66	Director
Russell I. Pillar	38	Director
Sol Rosenthal	69	Director
Richard S. Rosenzweig	68	Director and Executive Vice President
James L. English	52	Executive Vice President and President, Playboy Entertainment Group
James F. Griffiths	50	Senior Executive Vice President
Linda G. Havard	49	Executive Vice President, Finance and Operations, and Chief Financial Officer
Hugh M. Hefner	77	Editor-in-Chief
Martha O. Lindeman	53	Senior Vice President, Corporate Communications and Investor Relations
Randy A. Nicolau	33	Executive Vice President and President, Playboy.com
Howard Shapiro	56	Executive Vice President, Law and Administration, General Counsel and Secretary
Alex L. Vaickus	44	Executive Vice President and President, Global Licensing

        We provide below information regarding each of our executive officers and directors.

        Christie Hefner.    Ms. Hefner was appointed to her present position as Chairman of the Board and Chief Executive Officer of Playboy in November 1988. She has been a director of Playboy since 1979. Ms. Hefner joined Playboy in 1975 and worked in a variety of our businesses before being named president in 1982. She is also a board member of the Playboy Foundation, our philanthropic arm. In addition, Ms. Hefner is a member of the Board of Directors of MarketWatch.com, Inc., a publicly traded interactive financial media company; Canyon Ranch, a group of health resorts and club spas; Magazine Publishers of America, the industry association for consumer magazines; the Business Committee for the Arts, an organization helping businesses establish alliances with the arts that meet business objectives; and RUSH University Medical Center. Ms. Hefner is also on the Advisory Boards of the American Civil Liberties Union and the Creative Coalition, and is a founding member of The Chicago Network, an organization of professional women from the Chicago metropolitan area who have reached the highest echelons of business, the arts, government, the professions and academia, and The Committee of 200, an international organization of preeminent women business owners and executives. She is also a member of the Chicago Council on Foreign Relations and the National Cable Television Associations Diversity Committee. Ms. Hefner is the daughter of Hugh M. Hefner, Editor-in-Chief.

        Dennis S. Bookshester.    Mr. Bookshester is the Chief Executive Officer for Turtle Wax Inc., a company specializing in auto appearance chemistry. He has been Chairman of the Board of Cutanix Corporation, a company principally engaged in scientific skin research, since November 1997. Concurrently, Mr. Bookshester was the Chief Executive Officer of Fruit of the Loom, Inc. from June 1999 to May 2002. From December 1990 to May 1991, he served as Chief Executive Officer of

Zale Corporation, a company principally involved in the retail sale of jewelry. Mr. Bookshester was Corporate Vice Chairman, Chairman and Chief Executive Officer of the Retail Group of Carson Pirie Scott & Co., positions he held from 1984 to 1989. In addition, Mr. Bookshester is the Chairman of the Illinois Racing Board and a member of the board of directors of Northwestern Hospital Foundation. He is on the Visiting Committee of the University of Chicago Graduate School of Business. Mr. Bookshester has been a director of Playboy since 1990 and is a member of the Audit Committee of the Board.

        David I. Chemerow.    Mr. Chemerow is the Chief Operating Officer for TravelCLICK, Inc., the leading provider of solutions that help hotels and other travel industry suppliers maximize profit from electronic distribution channels. Prior to that, he was the Chief Operating Officer of ADcom Information Services, Inc., which provides ratings for viewership of TV programs to cable operators. He served as President and Chief Executive Officer of Soldout.com, Inc. from May 2000 through July 2000 and was President and Chief Operating Officer from September 1999 through April 2000. Soldout.com, Inc. was a premium event and entertainment resource, specializing in sold out and hard-to-obtain tickets and personalized entertainment packages for sports, theater, cultural and other events. Mr. Chemerow was President and Chief Operating Officer of GT Interactive Software Corp., a company principally engaged in publishing computer games, from April 1998 to September 1999; he served as Executive Vice President and Chief Operating Officer from May 1997 to April 1998. From April 1996 to May 1997, he was Executive Vice President and Chief Financial Officer of ENTEX Information Services, Inc., a company principally engaged in providing distributed computing management solutions. Beginning in 1990 and prior to joining ENTEX, he was Executive Vice President, Finance and Operations, and Chief Financial Officer of Playboy. Mr. Chemerow is also a member of the Board of Directors of Dunham's Athleisure Corporation, a sporting goods retailer. Mr. Chemerow has been a director of Playboy since 1996 and is the Chairman of the Audit Committee of the Board.

        Donald G. Drapkin.    Mr. Drapkin has been Vice Chairman and a Director of MacAndrews & Forbes Holdings Inc. and various affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP for more than five years. Mr. Drapkin is also a Director of the following corporations which file reports pursuant to the Securities Exchange Act of 1934: Anthracite Capital, Inc., The Molson Companies Limited, Revlon Consumer Products Corporation, Revlon, Inc. and SIGA Technologies, Inc. Mr. Drapkin has been a director of Playboy since 1997 and is a member of the Compensation Committee of the Board.

        Jerome H. Kern.    Mr. Kern has been the President of Kern Consulting, LLC since 2001. Prior to that, Mr. Kern was Chairman and Chief Executive Officer of On Command Corporation. Prior to his position at On Command, he served as Vice Chairman and a member of the Board of Directors of Tele-Communications, Inc. (TCI). For more than 20 years, Mr. Kern was the principal outside legal counsel to TCI and Liberty Media Corporation (Liberty Media), including from 1992 to 1998, when he served as senior partner of Baker & Botts, L.L.P. Mr. Kern is on the boards of Volunteers of America (Colorado Chapter) and the New York Philharmonic. He also serves as Chairman of the Institute for Children's Mental Disorders and is Co-Chairman of Board of Trustees for the Colorado Symphony Association. He is a trustee of City Meals-on-Wheels in New York and a trustee of the New York University School of Law Foundation. Mr. Kern has been a director of Playboy since 2002 and is a member of the Audit Committee of the Board.

        Russell I. Pillar.    Mr. Pillar has served as Managing Partner of Critical Mass Venture Holdings and its predecessor and related entities, all investment and advisory vehicles focused on maximizing the value of consumer brands, since October 1991. He also is Senior Advisor at Viacom, where he provides insight on media, technology, and communications industry developments and their implications for Viacom's global strategy. From January 2000 until April 2004 he was President of the Viacom Digital

Media Group and its predecessor entities, where he served as Viacom's chief digital media strategy and execution executive. From November 1998 to January 2000 he was President, Chief Executive Officer, and a Director of Richard Branson's Virgin Entertainment Group, a diversified international entertainment content retailer. From September 1997 to August 1998 he was President and Chief Executive Officer of Prodigy Internet, an Internet service provider, and was a member of Prodigy Inc.'s board of directors, including having served as its Vice Chairman, from October 1996 (when he helped lead the leveraged buy-out of the company) to February 2000. Mr. Pillar, a Crown Fellow at the Aspen Institute, graduated Phi Beta Kappa, cum laude with an A.B. in East Asian Studies from Brown University. He has been a director of Playboy since 2003 and is a member of the Compensation Committee of the Board.

        Sol Rosenthal.    Mr. Rosenthal has been Of Counsel to the Los Angeles office of the law firm of Arnold & Porter LLP since July 2000. Prior to that he was Of Counsel to the Los Angeles law firm of Blanc Williams Johnston & Kronstadt, L.L.P. from May 1996 through June 2000. Prior to that, he was a senior partner in the law firm of Buchalter, Nemer, Fields & Younger from 1974 through April 1996. He has served as an arbitrator in entertainment industry disputes since 1977 and as the Writers Guild-Association of Talent Agents Negotiator since 1978. Mr. Rosenthal is a former member of the Board of Governors, Academy of Television Arts & Sciences, on which he served from 1990 to 1992; he is a former President of the Beverly Hills Bar Association and a former President of the Los Angeles Copyright Society. Mr. Rosenthal has been a director of Playboy since 1985 and is the Chairman of the Compensation Committee of the Board.

        Richard S. Rosenzweig.    Mr. Rosenzweig has been Executive Vice President of Playboy since November 1988. From May 1982 to November 1988, he was Executive Vice President, Office of the Chairman, and from July 1980 to May 1982, he was Executive Vice President, Corporate Affairs. Before that, from January 1977 to June 1980, he had been Executive Vice President, West Coast Operations. His other positions with Playboy have included Executive Vice President, Publications Group, and Associate Publisher, Playboy Magazine. He has been with Playboy since 1958 and has been a director of Playboy since 1973.

        James L. English.    Mr. English joined Playboy in 1994 as President of Playboy Networks Worldwide and was appointed to his present position in November 2000. Before joining Playboy he served as Senior Vice President, Viewer's Choice. He helped launch Pay-Per-View Network, Inc. in 1987. Previously, Mr. English served as a Vice President of MGM/UA and Showtime, and was a Director at Home Box Office. He began his career at WJLA-TV, the ABC affiliate in Washington, D.C. He is a member of the Cable Television Administration and Marketing Association and National Cable Television Association.

        James F. Griffiths.    Mr. Griffiths was appointed to his present and newly created position in January, 2004. He joins Playboy from Metro-Goldwyn-Mayer (MGM) where he spent six years as President, Worldwide Television Distribution. He oversaw the global distribution of movies and television programs and supervised MGM Networks, Inc., the company's cable and satellite channel ventures. Mr. Griffiths joined MGM from Creative Artists Agency where he served as Director of the Entertainment Ventures Group and helped create Tel-TV and the Sundance Channel as well as other business and content opportunities. He began his professional career as a Senior Accountant with Price Waterhouse and was recruited to Home Box Office where he spent eight years. Mr. Griffiths later served as President of Worldwide Pay Television and International Home Video at Twentieth Century Fox before joining Star Television in 1993 as Managing Director in Hong Kong.

        Linda G. Havard.    Ms. Havard was appointed to her present position in May 1997. From August 1982 to May 1997, she held various financial and management positions at Atlantic Richfield Company or ARCO. From October 1996 to May 1997, Ms. Havard served as ARCO's Senior Vice President in the Global Energy Ventures division. She also served as ARCO's Vice President of

Corporate Planning from January 1994 to December 1996. Her other positions with ARCO included Vice President, Finance, Planning and Control, ARCO Transportation Co. and President, ARCO Pipe Line Co. Ms. Havard serves as a member of the Board of Directors of Playboy.com, Inc. Ms. Havard is also a member of the UCLA Foundation Board of Councillors, a member of the Chicago Club of the Council on Foreign Relations and a member of Chicago Finance Exchange.

        Hugh M. Hefner.    Mr. Hefner founded Playboy in 1953. He assumed his current position in November 1988. From October 1976 to November 1988, Mr. Hefner served as Chairman of the Board and Chief Executive Officer, and before that he served as Chairman, President and Chief Executive Officer. Mr. Hefner is the father of Christie Hefner, Chairman of the Board and Chief Executive Officer.

        Martha O. Lindeman.    Ms. Lindeman was appointed to her present position in September 1998. From 1992 to 1998, she served as Vice President, Corporate Communications and Investor Relations. From 1986 to 1992, she served as Manager of Communications at the Tribune Company, a leading information and entertainment company.

        Randy A. Nicolau.    Mr. Nicolau was appointed to his present position in August 2002 and Executive Vice President of Playboy in February 2004. From October 2001 to August 2002, Mr. Nicolau served as Senior Vice President of Marketing and E-Commerce for Playboy Online Group, where he was responsible for the marketing and operation of the corporation's subscription and e-commerce businesses. From June 2000 to April 2001, Mr. Nicolau was Senior Vice President of Direct Marketing and E-Commerce at Small World Media, Inc., which builds and maintains fantasy sports games on the Internet, and was responsible for developing and marketing the corporation's fantasy game and e-commerce businesses. Mr. Nicolau served from January 1997 to April 2000 as the Chief Executive Officer at Bridgepoint Marketing, LLC, which marketed collectibles to the male consumer and owned the brand "Sports Traditions", a leader in sports-themed products, and was responsible for the day-to-day operation and overall performance of the corporation. Mr. Nicolau began his career at MBI Inc. (The Danbury Mint) in August 1992, where he created and managed direct response programs within the collectibles industry and facilitated the sales growth of its sports-related product lines.

        Howard Shapiro.    Mr. Shapiro was appointed to his present position in May 1996. From September 1989 to May 1996, he served as Executive Vice President, Law and Administration, and General Counsel. From May 1985 to September 1989, Mr. Shapiro served as Senior Vice President, Law and Administration, and General Counsel. From July 1984 to May 1985, he served as Senior Vice President and General Counsel. From September 1983 to July 1984, he served as Vice President and General Counsel. From May 1981 to September 1983, he served as Corporate Counsel. From June 1978 to May 1981, he served as Division Counsel. From November 1973 to June 1978, he served as Staff Counsel.

        Alex L. Vaickus.    Mr. Vaickus was appointed to his present position in November, 2002. From August 2000 to November 2002, Mr. Vaickus served as Senior Vice President and President of the Licensing Group. Mr. Vaickus previously served as Playboy's Senior Vice President of Strategy, Planning and Operations and was responsible for managing the strategic planning process and all corporate level business development activities, including the evaluation of acquisitions and new business opportunities. Prior to joining Playboy in 1998, Mr. Vaickus was Vice President of Business Development with ConAgra Refrigerated Prepared Foods and Vice President of Business Planning and Finance for Sara Lee/DE, a division of Sara Lee Corporation. He spent 12 years at Sara Lee, where he held various positions, including Executive Director of U.S. Foods and Director of Business Planning.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of February 29, 2004 by:

  •
  each person who is known by us to beneficially own more than five percent of our Class A common stock;

  •
  each of our directors;

  •
  our Chief Executive Officer and each of our four other most highly compensated executive officers;

  •
  all directors and executive officers as a group; and

  •
  each selling shareholder.

        Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or five percent or more shareholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        The following table lists applicable percentage ownership based on 4,864,102 shares of Class A common stock and 22,638,151 shares of Class B common stock outstanding as of February 29, 2004, and also lists applicable percentage ownership based on 4,864,102 shares of Class A common stock and 27,724,099 shares of Class B common stock outstanding after completion of this offering. Options to purchase shares of our Class B common stock that are exercisable within 60 days of February 29, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. This table does not take into account the underwriters' over-allotment option.

	Shares of Common Stock Beneficially Owned Prior to this Offering
						Shares of Class B Common Stock Beneficially Owned After Offering
	Class A		Class B
Beneficial Owner	# of Shares	% of Class	# of Shares	% of Class	Class B Shares Being Offered	# of Shares	% of Class
Hugh M. Hefner(1)	3,381,836	69.53%	8,800,643	36.48%	1,485,948	7,314,695	26.38%
John A. Levin & Co., Inc. and BKF Capital Group, Inc. (2)	355,900	7.32	—	*	—	—	*
Christie Hefner(3)	72,274	1.49	1,214,095	5.16	150,000	1,064,095	3.72
Dennis S. Bookshester(3)	3,000	*	40,313	*	—	40,313	*
David I. Chemerow(3)	800	*	61,313	*	—	61,313	*
Donald G. Drapkin(3)	—	*	31,250	*	—	31,250	*
James L. English(3)	—	*	106,494	*	—	106,494	*
Linda G. Havard(3)	—	*	210,752	*	—	210,752	*
Jerome H. Kern(3)	—	*	10,427	*	—	10,427	*
Russell I. Pillar(3)(4)	5,000	*	6,725	*	—	6,725	*
Sol Rosenthal(3)	250	*	43,534	*	—	43,534	*
Richard S. Rosenzweig(3)	365	*	191,395	*	—	191,395	*
Directors and executive officers as a group (16 persons) (5)	3,463,540	71.21%	11,167,519	43.18%	1,635,948	9,531,571	32.35%

*
Represents beneficial ownership of less than one percent of the outstanding shares of such class of common stock.

(Footnotes appear on following page)

(1)
Includes the 1,485,948 shares of Class B common stock that Mr. Hefner will receive upon conversion of the Playboy preferred stock in connection with this offering. Mr. Hefner owns all of his shares of Class A and Class B common stock through The Hugh M. Hefner 1991 Trust. Mr. Hefner has sole investment and voting power over these shares.

(2)
Information as to John A. Levin & Co., Inc. and BKF Capital Group, Inc is based upon a report on Schedule 13G/A filed with the SEC on February 17, 2004. Such report was filed by John A. Levin & Co., Inc. and BKF Capital Group, Inc. and indicates that each shareholder had sole voting and investment power with respect to 300,100 shares and shared voting and investment power with respect to 55,800 shares. The address of John A. Levin & Co., Inc. and BKF Capital Group, Inc is One Rockefeller Plaza New York, New York 10020.

(3)
Includes the following shares of our Class B common stock that are subject to installments of stock option grants made under the Playboy Enterprises, Inc. 1989 Stock Option Plan, as amended, which we call the 1989 Stock Option Plan, the Second Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan, as amended, which we call the 1995 Stock Incentive Plan, the 1991 Directors' Stock Option Plan and the 1997 Equity Plan, which were either exercisable on February 29, 2004, or are exercisable within 60 days of February 29, 2004.

Name	Class B Common Stock
Dennis S. Bookshester	21,250
David I. Chemerow	21,250
Donald G. Drapkin	26,250
James L. English	81,667
Linda G. Havard	186,667
Christie Hefner	899,386
Jerome H. Kern	2,500
Sol Rosenthal	21,250
Richard S. Rosenzweig	136,667
Russell I. Pillar	5,000
(4)
Mr. Pillar owns all of his shares of Class A and Class B common stock through the Pillar Living Trust and he shares voting and investment power thereof with his wife.

(5)
Includes the 1,485,948 shares of Class B common stock that Mr. Hefner will receive upon conversion of the Playboy preferred stock in connection with this offering, an aggregate of 1,738,355 shares of Class B common stock subject to options held by members of the group and 25,000 restricted shares of Class B common stock held by a member of the group.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Hugh M. Hefner

        The following is a summary of agreements and transactions between Mr. Hefner and us. It is our policy that transactions with related parties must be on terms that, on the whole, are no less favorable than terms that would be available from unrelated parties. Based on our experience, we believe that all of the transactions described below met that standard at the time the transactions were effected. The amounts disclosed for the following transactions are estimates based on our records and other information available to us.

  Playboy Mansion

        We own a 29-room mansion located on 5 1/2 acres in Los Angeles, California. The Playboy Mansion is used for various corporate activities, including serving as a valuable location for video production, magazine photography, online events and sales events. It also enhances our image as host for many charitable and civic functions. The Playboy Mansion generates substantial publicity and recognition which increases public awareness of us and our products and services. Its facilities include a tennis court, swimming pool, gymnasium and other recreational facilities as well as extensive film, video, sound and security systems. The Playboy Mansion also includes accommodations for guests and serves as an office and residence for Hugh M. Hefner, our founder. It has a full-time staff which performs maintenance, serves in various capacities at the functions held at the Playboy Mansion and provides guests of ours and Mr. Hefner's with meals, beverages and other services.

        Under a 1979 lease we entered into with Mr. Hefner, the annual rent Mr. Hefner pays to us for his use of the Playboy Mansion is determined by independent experts who appraise the value of Mr. Hefner's basic accommodations and access to the Playboy Mansion's facilities, utilities and attendant services based on comparable hotel accommodations. In addition, Mr. Hefner is required to pay the sum of the per-unit value of non-business meals, beverages and other benefits he and his personal guests receive. These standard food and beverage per-unit values are determined by independent expert appraisals based on fair market values. Valuations for both basic accommodations and standard food and beverage units are reappraised every three years, and between appraisals are annually adjusted based on appropriate consumer price indexes. Mr. Hefner is also responsible for the cost of all improvements in any Hefner residence accommodations, including capital expenditures that are in excess of normal maintenance for those areas.

        Mr. Hefner's usage of Playboy Mansion services and benefits is recorded through a system initially developed by the auditing and consulting firm of PricewaterhouseCoopers LLP and now administered by us, with appropriate modifications approved by the audit and compensation committees of the Board of Directors. The lease dated June 1, 1979, as amended, between Mr. Hefner and us renews automatically at December 31 each year and will continue to renew unless either we or Mr. Hefner terminate it. The rent charged to Mr. Hefner during 2003 included the appraised rent and the appraised per-unit value of other benefits, as described above. Within 120 days after the end of our fiscal year, the actual charge for all benefits for that year is finally determined. Mr. Hefner pays or receives credit for any difference between the amount finally determined and the amount he paid over the course of the year. We estimated the sum of the rent and other benefits payable for 2003 to be $1.5 million, and Mr. Hefner paid that amount during 2003. The actual rent and other benefits payable for 2002 and 2001 were $1.3 million in each year.

        We purchased the Playboy Mansion in 1971 for $1.1 million and in the intervening years have made substantial capital improvements at a cost of $13.6 million through 2003 (including $2.5 million to bring the Hefner residence accommodations to a standard similar to the Playboy Mansion's common areas). The Playboy Mansion is included in our Consolidated Balance Sheet at December 31, 2003 at a net book value of $1.6 million, including all improvements and after accumulated depreciation. We incur all operating expenses of the Playboy Mansion, including depreciation and taxes, which were $2.3 million, $3.6 million and $3.2 million for 2003, 2002 and 2001, respectively, net of rent received from Mr. Hefner.

  Barter Transactions

        From time to time, we enter into barter transactions in which we secure air transportation for Mr. Hefner in exchange for advertising pages in Playboy magazine. Mr. Hefner reimburses us for our direct costs of providing these ad pages. We receive significant promotional benefit from these transactions. There were no such transactions in 2003.

  Financing From Related Party

        At December 31, 2002 and at the time of the Hefner debt restructuring, Playboy.com had an aggregate of $27.2 million of outstanding indebtedness to Mr. Hefner in the form of three promissory notes. Upon the closing of the senior secured notes offering on March 11, 2003, Playboy.com's debt to Mr. Hefner was restructured as previously discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing from Related Party."

 DESCRIPTION OF CAPITAL STOCK

        General.    Our authorized capital stock consists of 37,500,000 shares of common stock, of which 7,500,000 shares are Class A common stock, par value $0.01 per share, and 30,000,000 shares are Class B common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock. All outstanding shares of our Class A common stock, Class B common stock and preferred stock are validly issued, fully paid and non-assessable. As of February 29, 2004, there were 4,864,102 shares of Class A common stock, 22,638,151 shares of Class B common stock and 1,674 shares of Playboy preferred stock issued and outstanding. In connection with our 2004 Annual Meeting of Shareholders, we are seeking shareholder approval of an amendment to our charter to increase the number of authorized shares of Class B common stock from 30,000,000 to 75,000,000 shares.

Common Stock

        Voting.    Each share of Class A common stock entitles its holder to one vote on all matters submitted to the shareholders, including the election of directors. Each share of Class B common stock has no voting rights, other than those as described below or as required by law. Under the Delaware General Corporation Law, which we refer to as DGCL, holders of Class B common stock are entitled to vote on proposals to increase or decrease the number of authorized shares of Class B common stock, to change the par value of the Class B common stock or to alter or change the powers, preferences or special rights of the shares of Class B common stock which may affect them adversely.

        Dividends and Other Distributions (including Distributions upon Liquidation or Sale of us).    Each share of Class A common stock and Class B common stock is equal with respect to dividends and other distributions in cash, stock or property (including distributions upon liquidation, dissolution or winding up of us), except as described below. Dividends or other distributions payable on our capital stock in shares of stock will be made to all holders of our capital stock and may be made either (a) in shares of Class B common stock or any security other than Class A common stock to the record holders of both Class A common stock and Class B common stock, or (b) in shares of Class A common stock to the record holders of Class A common stock and shares of Class B common stock to the record holders of Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other is proportionately split, divided or combined. The indenture governing the senior secured notes and our senior credit facility limit our ability to pay cash dividends.

        Non-Convertibility.    Neither the Class A common stock nor the Class B common stock is convertible into the other, or any of our other securities.

        Minority Protection Transactions.    If any person or group acquires beneficial ownership of additional Class A common stock (other than upon original issuance by us, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan), or any persons holding Class A common stock form a group, and the acquisition or formation results in that person or group owning 10% or more of the Class A common stock then outstanding, which we refer to as a "Related Person," and the Related Person does not then own an equal or greater percentage of all outstanding shares of Class B common stock, the Related Person must, within a 90-day period beginning the day after becoming a Related Person, make a public tender offer to acquire additional shares of Class B common stock, which we refer to as a "Minority Protection Transaction." For purposes of this provision, "beneficial ownership" and "group" have the respective meanings of those terms as used in Rule 13d-3 and Rule 15d-5(b) under the Exchange Act or any successor statute or regulations.

        In a Minority Protection Transaction, the Related Person must offer to acquire from the holders of Class B common stock that number of shares of additional Class B common stock, which we refer to as the "Additional Shares," determined by (1) multiplying the percentage of outstanding Class A common stock beneficially owned by the Related Person by the total number of shares of Class B common stock outstanding on the date the person or group became a Related Person, and (2) subtracting the total number of shares of Class B common stock beneficially owned by the Related Person on that date (including shares acquired on that date or before the time the person or group became a Related Person). The Related Person must acquire all shares validly tendered or, if the number of shares tendered exceeds the number determined under the formula, a proportionate amount from each tendering holder.

        The offer price for any shares required to be purchased by the Related Person in a Minority Protection Transaction is the greater of (1) the highest price per share paid by the Related Person for any share of Class A common stock in the six-month period ending on the date the person or group became a Related Person, or (2) the highest bid price of a share of the Class A common stock or Class B common stock on the NYSE on the date the person or group became a Related Person.

        A Minority Protection Transaction will also be required by any Related Person, and any other person or group beneficially owning 10% or more of the outstanding Class A common stock, which we refer to as an "Interested Common Stockholder," that acquires additional Class A common stock (other than upon issuance or sale by us, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan) or joins with other persons to form a group, whenever an additional acquisition or formation results in the Related Person or Interested Common Stockholder owning the next highest integral multiple of 5% (e.g. 15%, 20%, 25%, etc.) of the outstanding Class A common stock and the Related Person or Interested Common Stockholder does not own an equal or greater percentage of all outstanding shares of Class B common stock. The Related Person or Interested Common Stockholder will be required to extend an offer to buy that number of Additional Shares prescribed by the formula stated above, and must acquire all shares validly tendered or a proportionate amount as specified above at the price determined above, even if a previous offer resulted in fewer shares of Class B common stock being tendered than the previous offer included.

        The requirement to engage in a Minority Protection Transaction is satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares included in the required offer. The penalty applicable to any Related Person or Interested Common Stockholder that fails to make a required offer, or to purchase shares validly tendered (after proration, if any), is to suspend automatically the voting rights of the shares of Class A common stock owned by the Related Person or Interested Common Stockholder until completion of the required offer or until divestiture of the shares of Class A common stock that triggered the offer requirement. Neither the Minority Protection Transaction requirement nor the related penalty apply to any increase in percentage ownership of Class A common stock resulting solely from a change in the total amount of Class A common stock outstanding.

        Similar requirements apply to any purchases by us, except that any treasury shares will be included in the calculations. All calculations are based upon numbers of shares reported by us in our most recent annual or quarterly report filed under the Exchange Act, or any current report filed on Form 8-K.

        This provision of our charter may be amended in a manner adversely affecting the holders of Class B common stock (including amendments effected in any merger or consolidation involving us) only if the amendment is approved by a majority vote of holders of Class B common stock who are not Related Persons or Interested Common Stockholders.

        Preemptive Rights.    Our capital stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of our capital stock or any other securities convertible into shares of any class of our capital stock.

        Mergers and Acquisitions.    Each holder of Class B common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A common stock in a merger or consolidation of us (whether or not we are the surviving corporation). Any issuance of shares of Class A common stock in a merger or other acquisition transaction must be approved by the holders of a majority of the shares of Class A common stock unless shares of Class B common stock are also issued in the transaction and the quotient determined by dividing the number of shares of Class B common stock to be so issued by the number of shares of Class A common stock to be so issued is at least equal to the quotient determined, immediately before the transaction, by dividing the total number of outstanding shares of Class B common stock by the total number of outstanding shares of Class A common stock.

        Section 203 of the DGCL generally prohibits some Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless (1) before the time the stockholder became an interested stockholder, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) when the transaction resulting in the person becoming an interested stockholder was completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by some directors or some employee stock plans), or (3) on or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding any stock owned by the interested stockholder. A "business combination" includes a merger, asset sale and some other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, is an affiliate or associate of the corporation and, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation. Our charter does not contain a provision of that kind and we have not "opted out" from the application of Section 203 of the DGCL.

Preferred Stock

        Our board of directors has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without shareholder approval, can issue preferred stock with conversion or other rights that could adversely affect the rights of the holders of our common stock. Any issuance of preferred stock may have the effect of decreasing the market price of our common stock. Notwithstanding the foregoing, any such preferred stock shall not have any voting powers, except as required by law or in the event of failure to pay dividends, and shall in no event be convertible into shares of Class A common stock.

        In connection with the restructuring of Playboy.com's outstanding indebtedness to Mr. Hefner, Mr. Hefner was issued 1,674 shares of Playboy preferred stock. The Playboy preferred stock accrues dividends at a rate of 8% per annum, which are paid semi-annually, and is senior in right of payment to shares of Class A and Class B common stock with respect to dividends and other distributions in cash, stock or property (including distributions upon liquidation, dissolution or winding up of us). The Playboy preferred stock is convertible into shares of Class B common stock at any time at an effective conversion price of $11.26 per share of Class B common stock. In connection with this offering, Mr. Hefner will convert all the Playboy preferred stock into 1,485,948 shares of Class B common stock in accordance with the terms of the preferred stock and sell those shares in this offering.

Transfer Agent and Registrar

        The transfer agent and registrar for our capital stock is LaSalle Bank National Association.

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR CLASS B COMMON STOCK

        The following is a general summary of the material U.S. federal income and estate tax consequences expected to result under current law from the purchase, ownership and taxable disposition of shares of our Class B common stock by a "Non-U.S. Holder," which for the purpose of this discussion is a person or entity who is not:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation or partnership created or organized under the laws of the U.S., District of Columbia or any state or political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This summary does not address all of the U.S. federal income tax and estate tax considerations that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal income and estate tax laws including, without limitation, Non-U.S. Holders that are U.S. expatriates or that are or hold our Class B common stock through controlled foreign corporations, passive foreign investment companies or pass-through entities. Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of our Class B common stock is advised to consult its tax adviser with respect to the tax consequences of acquiring, holding and disposing of our Class B common stock.

Dividends

        Distributions on our Class B common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any dividend paid to a Non-U.S. Holder of our Class B common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the U.S., in which case the dividend will not be subject to withholding, but will be taxed at ordinary U.S. federal income tax rates. If the Non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax."

Sale or Disposition of Class B Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class B common stock unless (i) such gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder or (ii) the Non-U.S. Holder is an individual who holds our Class B common stock as a capital asset and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met. In addition, if we were to be a "United States real property holding corporation" for U.S. federal income tax purposes, a Non-U.S. Holder who is otherwise not subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class B common stock would be subject to such taxation if (i) our Class B common stock is no longer "regularly traded on an established securities market" for U.S. federal income tax purposes or (ii) if our Class B common stock is so traded, such Non-U.S. Holder owns, directly or indirectly, at any time during the five-year period ending on the date of disposition or such shorter period the shares were held, more than 5% of the outstanding shares of our Class B common stock. We do not believe that we are or will become a U.S. real property holding corporation for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

        Generally, dividends paid to Non-U.S. Holders that are subject to the 30% federal income tax withholding described above under "Dividends" are not subject to backup withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such shareholder and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

        The payment of the proceeds of the sale or other taxable disposition of our Class B common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the Non-U.S. Holder properly certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, a Non-U.S. Holder will provide such certification on Internal Revenue Service Form W-8BEN. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale of our Class B common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S. unless the Non-U.S. Holder establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

        An individual Non-U.S. Holder who owns shares of our Class B common stock at the time of his death will be required to include the value of such Class B common stock in his gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

 UNDERWRITING

        Bear, Stearns & Co. Inc. and Banc of America Securities LLC are serving as underwriters for the offering. Subject to the terms and conditions of an underwriting agreement dated                        , 2004, among us, the selling shareholders and the underwriters named below, the underwriters have severally agreed to purchase from us and the selling shareholders the respective number of shares of Class B common stock set forth opposite their names below:

Name	Number of Shares
Bear, Stearns & Co. Inc.
Banc of America Securities LLC

Total	5,235,948

        The underwriting agreement provides that the obligations of the underwriters are several and are subject to approval of certain legal matters by their counsel and various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase all shares of stock offered hereby if any of the shares are purchased.

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 785,392 shares of our Class B common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our Class B common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial amount set forth in the table above.

        The following table summarizes the underwriting discounts to be paid by us and the selling shareholders to the underwriters and the estimated expenses payable by us for each share of stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of stock.

	Per share	Aggregate Without Option	Aggregate With Option
Assumed public offering price	$	$	$
Underwriting discount and commission payable by us	$	$	$
Expenses payable by us	$	$	$
Underwriting discount and commission paid by the selling shareholders	$	$	$
Expenses payable by the selling shareholders	$	$	$

        We have been advised that the underwriters propose to offer the shares of our Class B common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $         per share to certain other dealers. The offering of the shares is made for delivery when, as, and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation, or modification of this offering without notice. The underwriters reserve the right to reject any order for the purchase of shares, in whole or in part.

        We, along with our directors, executive officers and the selling shareholders have agreed under lock-up agreements not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of

Class B common stock or any securities which may be converted into or exchanged for shares of Class B common stock without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters for a period of 90 days from the date of this prospectus.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class B common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions consist of bids to purchase the underlying security in the open market which are subject to a specified maximum.

  •
  Syndicate covering transactions involve purchases of Class B common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the Class B common stock or preventing or retarding a decline in the market price of the stock. As a result, the price of the Class B common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class B common stock.

        In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our Class B common stock on the New York Stock Exchange or otherwise in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of our Class B common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market makers' bid that bid must be lowered when specified purchase limits are exceeded.

        The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member, and should not be relied on by investors in deciding whether to purchase any shares of Class B common stock. The underwriters and selling group members are not responsible for information contained in Internet websites that they do not maintain.

LEGAL MATTERS

        The validity of the shares of our Class B common stock offered by this prospectus and certain legal matters relating thereto will be passed upon for us by Howard Shapiro, our Executive Vice President, Law and Administration, General Counsel and Secretary and Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Mr. Shapiro is a full-time employee and officer of our company and he owns 15 shares of our Class A common stock and 68,976 shares of our Class B common stock and holds options to purchase an additional 171,667 shares of our Class B common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

        The consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 appearing in the Annual Report on Form 10-K for the year ended December 31, 2003, which are included and incorporated by reference in this prospectus, and the related financial statement schedule incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon appearing elsewhere and incorporated by reference herein, and are included and incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference in this prospectus under "Incorporation of Certain Documents by Reference" below.

        You may read and copy the information that we incorporate by reference in this prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

        Each person to whom a prospectus is delivered may also request a copy of those materials, free of change, by writing us at the following address: Playboy Enterprises, Inc., 680 North Lake Shore Drive, Chicago, Illinois 60611, Attention: Investor Relations, or by telephoning us at (312) 751-8000.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date such information is presented, or, with respect to information incorporated by reference from reports or documents filed with the SEC, as of the date such report or document was filed. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the following document filed with the SEC by us:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

        We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the date of the filing of this registration statement and before its effectiveness and (2) until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

PLAYBOY ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Net revenues	$315,844	$277,622	$287,583

Costs and expenses
Cost of sales	(229,216)	(204,616)	(237,048)
Selling and administrative expenses	(56,826)	(58,117)	(58,050)
Restructuring expenses	(350)	(6,643)	(3,776)

Total costs and expenses	(286,392)	(269,376)	(298,874)

Gain (loss) on disposals	—	442	(955)

Operating income (loss)	29,452	8,688	(12,246)

Nonoperating income (expense)
Investment income	363	125	786
Interest expense	(16,309)	(15,147)	(13,970)
Amortization of deferred financing fees	(1,407)	(993)	(905)
Minority interest	(1,660)	(1,724)	(704)
Debt extinguishment expenses	(3,264)	—	—
Equity in operations of investments	(80)	279	(746)
Litigation settlement	(8,500)	—	—
Vendor settlement	—	750	—
Other, net	(1,185)	(569)	(542)

Total nonoperating expense	(32,042)	(17,279)	(16,081)

Loss before income taxes and cumulative effect of change in accounting principle	(2,590)	(8,591)	(28,327)
Income tax expense	(4,967)	(8,544)	(996)

Loss before cumulative effect of change in accounting principle	(7,557)	(17,135)	(29,323)
Cumulative effect of change in accounting principle (net of tax)	—	—	(4,218)

Net loss	$(7,557)	$(17,135)	$(33,541)

Net loss	$(7,557)	$(17,135)	$(33,541)
Dividend requirements of preferred stock	(893)	—	—

Net loss applicable to common shareholders	$(8,450)	$(17,135)	$(33,541)

Basic and diluted weighted average number of common shares outstanding	27,023	25,595	24,411

Basic and diluted loss per common share
Loss before cumulative effect of change in accounting principle applicable to common shareholders	$(0.31)	$(0.67)	$(1.20)
Cumulative effect of change in accounting principle (net of tax)	—	—	(0.17)

Net loss applicable to common shareholders	$(0.31)	$(0.67)	$(1.37)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PLAYBOY ENTERPRISES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	Dec. 31, 2003	Dec. 31, 2002
Assets
Cash and cash equivalents	$31,332	$4,118
Marketable securities	3,546	2,677
Receivables, net of allowance for doubtful accounts of $4,364 and $5,124, respectively	52,230	42,211
Receivables from related parties	1,226	1,542
Inventories, net	12,017	10,498
Deferred subscription acquisition costs	11,759	12,038
Other current assets	10,208	11,296

Total current assets	122,318	84,380

Property and equipment, net	12,020	11,716
Programming costs, net	57,426	52,347
Goodwill	111,893	111,893
Trademarks	58,159	55,219
Distribution agreements, net of accumulated amortization of $970 and $6,598, respectively	32,170	34,284
Other noncurrent assets	24,074	19,882

Total assets	$418,060	$369,721

Liabilities
Financing obligations	$—	$6,402
Financing obligations to related parties	—	17,235
Acquisition liabilities	15,392	13,427
Accounts payable	22,899	24,596
Accrued salaries, wages and employee benefits	11,472	10,419
Deferred revenues	53,963	52,633
Accrued litigation settlement	6,500	—
Other liabilities and accrued expenses	19,088	17,648

Total current liabilities	129,314	142,360

Financing obligations	115,000	58,865
Financing obligations to related parties	—	10,000
Acquisition liabilities	26,982	39,685
Net deferred tax liabilities	13,877	12,375
Accrued litigation settlement	2,000	—
Other noncurrent liabilities	13,170	8,904

Total liabilities	300,343	272,189

Minority interest	11,081	9,717
Shareholders' equity
Preferred stock, $10,000 par value — 10,000,000 shares authorized; 1,674 issued	16,959	—
Common stock, $0.01 par value
Class A voting — 7,500,000 shares authorized; 4,864,102 issued	49	49
Class B nonvoting — 30,000,000 shares authorized; 22,579,363 and 21,422,321 issued, respectively	226	214
Capital in excess of par value	152,969	146,091
Accumulated deficit	(62,510)	(54,060)
Unearned compensation — restricted stock	—	(2,713)
Accumulated other comprehensive loss	(1,057)	(1,766)

Total shareholders' equity	106,636	87,815

Total liabilities and shareholders' equity	$418,060	$369,721

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PLAYBOY ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Preferred Stock	Class A Common Stock	Class B Common Stock	Capital in Excess of Par Value	Accum. Deficit	Unearned Comp.- Restricted Stock	Accumulated Other Comprehensive Loss(1)	Total
Balance at December 31, 2000	$—	$49	$196	$120,519	$(3,384)	$(2,713)	$(482)	$114,185
Net loss	—	—	—	—	(33,541)	—	—	(33,541)
Shares issued or vested under stock plans, net	—	—	3	2,504	—	(306)	—	2,201
Other comprehensive loss	—	—	—	—	—	—	(1,631)	(1,631)
Disposal	—	—	—	—	—	—	244	244
Other	—	—	—	67	—	—	—	67

Balance at December 31, 2001	—	49	199	123,090	(36,925)	(3,019)	(1,869)	81,525
Net loss	—	—	—	—	(17,135)	—	—	(17,135)
Shares issued or vested under stock plans, net	—	—	—	6	—	306	—	312
Shares issued related to the Califa acquisition	—	—	15	22,826	—	—	—	22,841
Other comprehensive income	—	—	—	—	—	—	94	94
Other	—	—	—	169	—	—	9	178

Balance at December 31, 2002	—	49	214	146,091	(54,060)	(2,713)	(1,766)	87,815
Net loss	—	—	—	—	(7,557)	—	—	(7,557)
Shares issued or vested under stock plans, net	—	—	12	380	—	2,713	—	3,105
Conversion of Holdings preferred B to Playboy preferred A	16,959	—	—	10,100	—	—	—	27,059
Preferred stock dividends	—	—	—	—	(893)	—	—	(893)
Shares issued related to Califa acquisition	—	—	—	(3,602)	—	—	—	(3,602)
Other comprehensive income	—	—	—	—	—	—	709	709

Balance at December 31, 2003	$16,959	$49	$226	$152,969	$(62,510)	$—	$(1,057)	$106,636

(1)
Accumulated other comprehensive loss at December 31, 2003 was as follows:

Unrealized loss on marketable securities	$(265)
Derivative loss	(28)
Foreign currency translation loss	(764)

$(1,057)

        Comprehensive loss was as follows:

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Net loss	$(7,557)	$(17,135)	$(33,541)

Unrealized gain (loss) on marketable securities	817	(555)	(350)
Derivative gain (loss)	656	500	(1,184)
Foreign currency translation adjustments	(764)	149	(97)

Total other comprehensive income (loss)	709	94	(1,631)

Comprehensive loss	$(6,848)	$(17,041)	$(35,172)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PLAYBOY ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Cash flows from operating activities
Net loss	$(7,557)	$(17,135)	$(33,541)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities
Depreciation of property and equipment	3,698	3,781	3,897
Amortization of intangible assets	5,257	7,212	10,612
Amortization of investments in entertainment programming	40,603	40,626	37,395
(Gain) loss on disposals	—	(442)	955
Amortization of deferred financing fees	1,407	993	905
Minority interest	1,364	1,724	1,001
Debt extinguishment expenses	3,264	—	—
Equity in operations of investments	80	(279)	746
Deferred income taxes	1,349	7,018	634
Cumulative effect of change in accounting principle	—	—	4,218
Changes in current assets and liabilities
Receivables	(10,340)	5,537	5,822
Receivables from related parties	316	(30,164)	(4,458)
Inventories	(1,519)	3,464	3,468
Other current assets	(2,261)	(4,225)	944
Accounts payable	(1,921)	(139)	(6,587)
Accrued salaries, wages and employee benefits	3,759	954	(486)
Deferred revenues	2,732	3,892	1,122
Deferred revenues from related parties	—	18,618	3,985
Acquisition liability interest	(407)	4,836	3,777
Accrued litigation settlement	6,500	—	—
Other liabilities and accrued expenses	2,148	6,419	888

Net change in current assets and liabilities	(993)	9,192	8,475

Decrease in receivables from related parties	—	25,000	6,525
Investments in entertainment programming	(44,727)	(41,717)	(37,254)
Increase in trademarks	(2,940)	(3,034)	(2,625)
(Increase) decrease in other noncurrent assets	(1,561)	209	(173)
Decrease in deferred revenues from related parties	—	(21,325)	(6,525)
Increase in accrued litigation settlement	2,000	—	—
Increase (decrease) in other noncurrent liabilities	2,224	(3,277)	(1,738)
International TV joint venture restructuring	—	4,738	—
Other, net	1,411	1,044	(1,452)

Net cash provided by (used for) operating activities	4,879	14,328	(7,945)

Cash flows from investing activities
Payments for acquisitions	—	(435)	(935)
Proceeds from disposals	116	1,517	3,276
Additions to property and equipment	(2,342)	(4,318)	(3,233)
Funding of equity interests	—	—	(1,875)
Other, net	179	78	(86)

Net cash used for investing activities	(2,047)	(3,158)	(2,853)

Cash flows from financing activities
Net proceeds from sale of Playboy.com Series A Preferred Stock	—	—	13,066
Proceeds from financing obligations	115,000	5,000	10,000
Repayment of financing obligations	(65,767)	(16,311)	(11,672)
Payment of debt extinguishment expenses	(356)	—	—
Payment of acquisition liabilities	(14,892)	—	—
Payment of deferred financing fees	(9,205)	(585)	(454)
Payment of preferred stock dividends	(669)	—	—
Proceeds from stock plans	272	234	2,141
Other, net	(1)	—	(207)

Net cash provided by (used for) financing activities	24,382	(11,662)	12,874

Net increase (decrease) in cash and cash equivalents	27,214	(492)	2,076
Cash and cash equivalents at beginning of year	4,118	4,610	2,534

Cash and cash equivalents at end of year	$31,332	$4,118	$4,610

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A) Summary of Significant Accounting Policies

        Principles of consolidation:    The consolidated financial statements include our accounts and all majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

        Use of estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

        Reclassifications:    Certain amounts reported for prior periods have been reclassified to conform to the current year's presentation.

        Stock-based Compensation:    At December 31, 2003 and 2002, we had various stock plans for key employees and non-employee directors, which are more fully described in Note (Q) Stock Plans. We account for stock options as prescribed by Accounting Principles Board Opinion No. 25 and disclose pro forma information as provided by Statement 123, Accounting for Stock Based Compensation.

        Pro forma net loss and net loss per common share, presented below (in thousands, except per share amounts), were determined as if we had accounted for our employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using an option pricing model. Such models require the input of highly subjective assumptions including the expected volatility of the stock price. For pro forma disclosures, the options' estimated fair value was amortized over their vesting period. No stock-based employee compensation expense is recognized because all options granted under those plans had an exercise price equal to or in excess of the market value of the underlying common stock at the grant date. If we accounted for our employee stock options under Statement 123, compensation expense would have been $2.1 million, $3.1 million and $3.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Net loss
As reported	$(7,557)	$(17,135)	$(33,541)
Pro forma	(9,699)	(20,240)	(37,197)
Basic and diluted EPS applicable to common shareholders
As reported	(0.31)	(0.67)	(1.37)
Pro forma	$(0.39)	$(0.79)	$(1.52)

        For the pro forma disclosures above, the estimated fair value of the options is amortized to expense over their respective vesting periods. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Risk-free interest rate	3.33%	4.64%	4.98%
Expected stock price volatility	48.90%	50.20%	49.70%
Expected dividend yield	—	—	—

        For 2003, 2002 and 2001, an expected life of six years was used for all of the stock options, and the weighted average fair value of options granted was $5.06, $7.97 and $6.59, respectively.

        Cumulative effect of change in accounting principle:    During 2001, we adopted Statement 139, Rescission of FASB Statement No. 53 and Amendments to FASB Statements No. 63, 89, and 121 and SOP 00-2, Accounting by Producers or Distributors of Films. Statement 139 rescinded FASB Statement 53, Financial Reporting by Producers and Distributors of Motion Picture Films. SOP 00-2 established new film accounting and reporting standards for producers or distributors of films, including changes in revenue recognition and accounting for marketing, development and overhead costs. SOP 00-2 also requires all programming costs to be classified on the balance sheet as noncurrent assets. As a result of the adoption of SOP 00-2, we recorded a noncash charge of $4.2 million, or $0.17 per basic and diluted common share, in 2001, representing a "Cumulative effect of change in accounting principle." The charge primarily related to reversals of previously recognized revenues which under the new rules were considered not yet earned, combined with a write-off of marketing costs that were previously capitalized and are no longer capitalizable under the new rules.

        Revenue recognition:    Domestic TV networks DTH and cable revenues are recognized based on estimates of PPV buys and monthly subscriber counts reported each month by the system operators and adjusted to actual. The net adjustments to actual are not material. International TV revenues are recognized either upon identification of programming scheduled for networks, delivery of programming to customers and/or upon the commencement of the license term. Revenues from the sale of Playboy magazine and online subscriptions are recognized over the terms of the subscriptions. Revenues from newsstand sales of Playboy magazine and special editions (net of estimated returns) and revenues from the sale of Playboy magazine advertisements are recorded when each issue goes on sale. Revenues from e-commerce are recognized when the items are shipped, which is when title passes. Royalties from licensing the Company's trademarks in its international publishing and product licensing businesses are generally recognized on a straight-line basis over the terms of the related agreements. Receivables are recorded when revenue is recognized and adjusted as payments are received. We have established reserves for uncollectible receivables.

        Prior to the 2002 restructuring of the ownership of our international TV joint ventures, more fully explained in Note (C) Restructuring of Ownership of International TV Joint Ventures, international TV revenues received from PTVI, for the license of the exclusive international TV rights for the use of the Playboy tradename, film and video library, and for the acquisition of the international rights to the Spice film library, the U.K. and Japan Playboy TV networks and certain international distribution contracts, were recognized generally as the consideration was paid to us, less our 19.9% ownership interest in such transactions. License fees from PTVI for current output production were recognized as programming was available, less our 19.9% ownership interest in such transactions.

        Cash equivalents:    Cash equivalents are temporary cash investments with an original maturity of three months or less at date of purchase and are stated at cost, which approximates fair value.

        Marketable securities:    Marketable securities are classified as available-for-sale securities and are stated at fair value. Net unrealized holding gains and losses are included in "Accumulated other comprehensive loss."

        Inventories:    Inventories are stated at the lower of cost (specific cost and average cost) or fair value.

        Property and equipment:    Property and equipment are stated at cost. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. The useful life for building improvements is ten years, furniture and equipment ranges from one to ten years and software ranges from one to five years. Leasehold improvements are depreciated using a straight-line basis over the shorter of their estimated useful lives or the terms of the related leases. Repair and maintenance costs are expensed as incurred and major betterments are capitalized. Sales and retirements of depreciable property and equipment are recorded by removing the related cost and accumulated depreciation from the accounts, and any related gains or losses are recorded.

        Advertising costs:    We expense advertising costs as incurred, except for direct-response advertising. Direct-response advertising consists primarily of costs associated with the promotion of Playboy magazine subscriptions, principally the production of direct-mail solicitation materials and postage, and the distribution of direct and e-commerce mailings for use in the Online Group and previously for the Catalog Group. The capitalized direct-response advertising costs are amortized over the period during which the future benefits are expected to be received, generally six to 12 months. See Note (K) Advertising Costs.

        Programming costs and amortization:    Original programming and film acquisition costs are primarily assigned to the domestic and international networks and are capitalized and amortized utilizing the straight-line method over three years. Prior to the December 2002 PTVI restructuring, the portion of original programming costs assigned to the international TV market was fully amortized upon availability to PTVI. Existing library original programming costs allocated to the international TV market were amortized proportionately with license fees recognized related to the PTVI agreement. Management believes that these methods have provided a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with films and programs are expected to be realized. Film and program amortization are adjusted periodically to reflect changes in the estimates of amounts of related future revenues. Film and program costs are stated at the lower of unamortized cost or estimated net realizable value as determined on a specific identification basis. See Note (C) Restructuring of Ownership of International TV Joint Ventures and Note (M) Programming Costs, Net.

        Intangible assets:    On January 1, 2002, we adopted Statement 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to annual impairment tests. Our indefinite-lived intangible assets consist of trademarks and certain acquired distribution agreements. Other intangible assets continue to be amortized over their useful lives. Noncompete agreements are being amortized using the straight-line method over the lives of the agreements, either five or ten years. Distribution agreements deemed to have definite lives are being amortized using the straight-line method over the lives of the agreements, ranging from three months to eight years. A program supply agreement will be amortized using the straight-line method over the ten-year life of the agreement. Copyright defense, registration and/or renewal costs are being amortized using the straight-line method over 15 years. The noncompete agreements, program supply agreement and copyright costs are all included in "Other noncurrent assets."

        During the first quarter of 2002, we completed the required transitional impairment tests for goodwill and indefinite-lived intangible assets, which did not result in an impairment charge. Deferred tax liabilities related to these assets with indefinite lives will now be realized only if there is a disposition or an impairment of the value of these intangible assets. We currently have net operating losses, or NOLs, available to offset deferred tax liabilities realized within the NOL carryforward period. However, we cannot be certain that NOLs will be available when the deferred tax liabilities related to these intangible assets are realized. Therefore, in 2002, we recorded a noncash income tax provision of $7.1 million for these deferred tax liabilities, which included $5.8 million related to the cumulative effect of changing the accounting for amortization from prior years.

        The following table represents the pro forma effects as if we had adopted Statement 142 as of January 1, 2001 (in thousands, except per share amounts):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Net loss
As reported	$(7,557)	$(17,135)	$(33,541)
Amortization of goodwill and indefinite-lived intangible assets (net of tax)	—	—	5,762
Income tax benefit (expense)	(839)	5,293	(17)

Pro forma	$(8,396)	$(11,842)	$(27,796)

Basic and diluted EPS applicable to common shareholders
As reported	$(0.31)	$(0.67)	$(1.37)
Pro forma	$(0.34)	$(0.46)	$(1.14)

        As a result of the restructuring of the ownership of PTVI in December 2002, we acquired distribution agreements of $3.4 million with a weighted average life of approximately four years and a program supply agreement of $3.2 million with a life of ten years. The weighted average life of the aggregate of the definite-lived intangible assets acquired was approximately seven years. We also acquired indefinite-lived distribution agreements of $9.0 million, which will not be amortized but will be subject to the annual impairment testing.

        Amortizable intangible assets consisted of the following (in thousands):

	December 31, 2003			December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Noncompete agreements	$14,000	$12,037	$1,963	$14,000	$9,368	$4,632
Distribution agreements	3,151	970	2,181	10,893	6,598	4,295
Program supply agreement	3,226	323	2,903	3,226	—	3,226
Copyrights	2,253	743	1,510	2,156	592	1,564

Total amortizable intangible assets	$22,630	$14,073	$8,557	$30,275	$16,558	$13,717

        At December 31, 2003 and 2002, our indefinite-lived intangible assets not subject to amortization included goodwill of $111.9 million for both years, and trademarks of $58.2 million and $55.2 million, respectively. Also, of the $32.2 million and $34.3 million of distribution agreements on our Consolidated Balance Sheets at December 31, 2003 and 2002, $30.0 million are indefinite-lived for both periods.

        At December 31, 2003 and 2002, goodwill by reportable segment was $111.4 million for both periods for the Entertainment Group and $0.5 million for both periods for the Online Group.

        At October 1, 2003, we completed our annual impairment testing of goodwill and indefinite-lived intangible assets and determined that no impairment exists.

        The aggregate amortization expense for intangible assets for 2003, 2002 and 2001 was $5.3 million, $7.2 million and $10.6 million, respectively. Amortization expense related to intangible assets with definite lives is expected to total approximately $2.0 million, $1.4 million, $1.1 million, $0.8 million and $0.7 million for each of the next five years, respectively.

        Derivative financial instruments:    Effective January 1, 2001, we adopted Statement 133, Accounting for Derivative Instruments and Hedging Activities as amended by Statement 138, which require all derivative instruments to be recognized as either assets or liabilities on the balance sheet at fair value regardless of the purpose or intent for holding the derivative instrument. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of relationship.

        We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking various hedge transactions. At December 31, 2003, we had derivative instruments that have been designated and qualify as cash flow hedges, which are entered into in order to hedge the variability of cash flows to be received related to forecasted royalty revenues denominated in foreign currencies, primarily Japanese Yen and the Euro. We hedge these royalties with forward contracts for periods not exceeding 12 months. The fair value and carrying value of our forward contracts were not material. Since these derivative instruments are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is being deferred and reported as a component of "Accumulated other comprehensive loss" and is reclassified into earnings in the same line item where the royalty revenue is recognized into earnings.

        In 2001, we entered into an interest rate swap agreement that was scheduled to mature in May 2003 that effectively converted $45.0 million of our floating rate debt to fixed rate debt, thus reducing the impact of interest rate changes on future interest expense. The interest rate swap was terminated in March 2003 to coincide with the termination of our former credit facility. At December 31, 2002, the fair value and carrying value of our interest rate swap was a liability of approximately $0.6 million, respectively, recorded in "Other liabilities and accrued expenses."

        At December 31, 2003 and 2002, we had net unrealized losses totaling $0.03 million and $0.7 million, respectively, in "Accumulated other comprehensive loss," which represents the effective portion of changes in fair value of the cash flow hedges. During 2003 and 2002, we reclassified $0.5 million and $1.5 million, respectively, of net losses from "Accumulated other comprehensive loss" to the Consolidated Statements of Operations, which were offset by net gains on the items being hedged. In 2003 and 2002, there were no amounts included in earnings related to hedging ineffectiveness. We do not expect any significant losses to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months.

        Earnings per common share:    Basic EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS adjusts basic EPS for the dilutive effects of stock options and other potentially dilutive financial instruments. See Note (G) Earnings per Common Share.

        Equity investments:    Prior to the restructuring of the ownership of PTVI, the equity method was used to account for our 19.9% interest in the common stock of PTVI due to our ability to exercise significant influence over PTVI's operating and financial policies. Equity in operations of PTVI included our 19.9% interest in the results of PTVI, the elimination of unrealized profits on certain transactions between us and PTVI and gains related to the transfer of certain assets to PTVI. Beginning in 2003, the equity method is used to account for our investment in PTVLA since the restructuring gave us the ability to exercise influence over PTVLA. The cost method was used prior to the restructuring.

        Minority interest:    In 2001, one of our subsidiaries, Playboy.com, converted three promissory notes, together with accrued and unpaid interest thereon, into shares of Playboy.com's Series A Preferred Stock. As part of consolidation, included in "Minority interest" and "Other noncurrent liabilities" is the accretion of dividends payable and professional fees related to the preferred stock. Also included in "Other noncurrent liabilities" is minority interest associated with the preferred stock. As part of the restructuring of the ownership of PTVI, Claxson agreed to return its shares of the preferred stock. Additionally, in 2001, we sold a majority of our interest in VIPress. Prior to the sale, the financial statements of VIPress were included in our financial statements, along with the related minority interest.

        Foreign currency translation:    Assets and liabilities in foreign currencies related to our international TV foreign operations and VIPress, prior to its sale in 2001, were translated into U.S. dollars at the exchange rate existing at the balance sheet date. The net exchange differences resulting from these translations were included in "Accumulated other comprehensive loss." Revenues and expenses were translated at average rates for the period. In addition, prior to the restructuring of the ownership of PTVI, we recorded our 19.9% interest in its foreign currency translation amounts.

(B) Acquisition

        In July 2001, we acquired The Hot Network and The Hot Zone networks, together with the related television assets of Califa. In addition, we acquired the Vivid TV network, now operated as Spice Platinum, and the related television assets of VODI, a separate entity owned by the sellers. The addition of these networks into our television networks portfolio enables us to offer a wider range of adult programming. We accounted for the acquisition under the purchase method of accounting and, accordingly, the results of these networks since the acquisition date have been included in our Consolidated Statements of Operations. In connection with the acquisition and purchase price allocations, the Entertainment Group recorded goodwill of $27.4 million which is deductible over 15 years for income tax purposes. The purchase price was recorded at its net present value and is reported in the Consolidated Balance Sheets as components of current and noncurrent "Acquisition liabilities."

        We recorded $30.8 million of intangible assets separate from goodwill. We recorded $28.5 million for distribution agreements and $2.3 million for noncompete agreements. All of the noncompete agreements and $7.5 million of the distribution agreements are being amortized over approximately eight and two years, respectively, the weighted average lives of these agreements. Distribution agreements totaling $21.0 million were deemed to have indefinite lives and are not subject to amortization.

        The total consideration for the acquisition was $70.0 million and is required to be paid in installments over a ten-year period ending in 2011. The nominal consideration for Califa's assets was $28.3 million. We also assumed the obligations of Califa related to a note payable and noncompete liability. The nominal consideration for VODI's assets was $41.7 million. We were obligated to pay up to an additional $12.0 million in consideration upon the achievement of specified financial performance targets, $5.0 million of which we paid on February 28, 2003 and $7.0 million of which we paid on March 1, 2004. The amounts were recorded at the acquisition date as part of acquisition liabilities.

        We may accelerate all or any portion of the remaining unpaid purchase price, but only by making the accelerated payments in cash, at a discount rate to be mutually agreed upon by the parties in good-faith negotiations. However, if the parties are unable to agree on the discount rate, we may, at our sole discretion, elect to accelerate the payment at a 10% discount rate if we choose to accelerate beginning on the 19th month following the closing and until the 36th month following the closing, or at a 12% discount after the 36th month following the closing.

        The Califa acquisition agreement gave us the option of paying up to $71 million of the scheduled payments in cash or Class B stock. The number of shares, if any, we issue in connection with a particular payment or particular payments is based on the trading prices of the Class B stock surrounding the applicable payment dates. Prior to each scheduled payment of consideration, we must provide the sellers with written notice specifying the portion of the purchase price payment that we intend to pay in cash and the portion in Class B stock. If we notify the sellers that we intend to issue Class B stock, the sellers must elect the portion of the shares that the sellers want us to register under the Securities Act, referred to as the eligible shares. We are then obligated to issue eligible shares registered under the Securities Act. The sellers may sell the eligible shares received during the 90-day period following the date the eligible shares are issued. If we do not get the registration statement relating to the resale of our shares issued in connection with a specified payment effective within the periods set forth in the agreement, we are also obligated to pay the sellers interest on the amount of the payment until the registration statement is declared effective. The interest payment can be paid in cash or shares of Class B stock at our option. For purposes of this discussion, references to eligible shares also include any shares of Class B stock issued to pay any required interest payments, if applicable. The interest rate will vary depending on the length of time required after the applicable payment date to get the registration statement declared effective. The number of eligible shares that may be sold on any day during a selling period is limited under the purchase agreement for the networks. A selling period will be extended if the applicable volume limitations did not permit all of the eligible shares to be sold during that selling period, assuming that the maximum number of shares were sold on each day during the period.

        If the sellers elect to sell eligible shares during the applicable selling period, and the proceeds from the sales of those eligible shares are less than the aggregate value of those eligible shares at the time of their issuance, we have agreed to make the sellers whole for the shortfall by, at our option, (a) paying the shortfall in cash, (b) issuing additional shares of Class B stock in an amount equal to the shortfall, referred to as the make-whole shares, or (c) increasing the next scheduled payment of consideration to the sellers in an amount equal to the shortfall plus interest on the shortfall at a specified interest rate until the next scheduled payment of consideration. The foregoing make-whole mechanism will apply only to the extent the sellers have sold the maximum number of shares they are entitled to sell during the applicable selling period in accordance with the applicable volume limitations.

        We are obligated to issue make-whole shares that are registered under the Securities Act and the sellers are entitled to sell those shares during a 30-day selling period that follows their issuance. Sales of make-whole shares are also subject to volume limitations and the selling periods applicable to make-whole shares will also be extended if the applicable volume limitations did not permit all of the make-whole shares to be sold during the applicable selling period, assuming that the maximum number of shares were sold on each day during the period. If during the applicable selling period for eligible shares or make-whole shares, the sales proceeds exceed the amount of the purchase price payment or the amount of the make-whole payment, the sellers will immediately cease the offering and sale of the remaining eligible shares or make-whole shares, as applicable, and the remaining eligible shares or make-whole shares, as applicable, will be returned promptly to us along with any excess sales proceeds.

        On April 17, 2002, a registration statement for the resale of approximately 1,475,000 shares became effective. These shares were issued in payment of the first two installments of consideration, which totaled $22.5 million plus $0.3 million of accrued interest. The sellers elected to sell the shares and realized net proceeds from the sale of $19.2 million. As a result, we were required to provide them with a make-whole payment in either cash or Class B stock of approximately $3.6 million, plus interest until the date payment was made. On March 14, 2003, we paid the sellers $17.3 million in cash, in satisfaction of $8.5 million of base consideration due in 2003, a $5.0 million performance-based payment due in 2003 and the $3.6 million make-whole payment, plus accrued interest of $0.2 million thereon. The amounts were recorded at the acquisition date as part of acquisition liabilities.

        At December 31, 2003, the remaining installments of consideration were due as follows (in thousands), which includes $7.0 million of performance-based payments in 2004:

2004	$15,000
2005	8,000
2006	8,000
2007	8,000
2008	1,000
2009	1,000
2010	1,000
2011	750

Total future payments	42,750

(C) Restructuring of Ownership of International TV Joint Ventures

        On December 24, 2002, we completed the restructuring of the ownership of our international TV joint ventures with Claxson. The restructuring resulted in our acquiring full ownership of Playboy TV and movie networks outside of the United States and Canada other than Latin America, Iberia and Japan. The Claxson joint ventures originated when PTVI and PTVLA were formed in 1999 and 1996, respectively, as joint ventures between us and a member of the Cisneros Group, or Cisneros, for the ownership and operation of Playboy TV networks outside of the United States and Canada. In 2001, Claxson succeeded Cisneros as our joint venture partner. Prior to the restructuring transaction, parts of which were effective as of April 1, 2002, PTVI and PTVLA had exclusive rights to create and launch new television networks under the Playboy and Spice brands outside of the United States and Canada, and under specified circumstances, to license programming to third parties. We owned a 19.9% equity interest in PTVI and a 19% equity interest in PTVLA before the restructuring. PTVLA is now our sole remaining joint venture with Claxson.

        Under the terms of the restructuring transaction, we (a) increased from 19.9% to 100% our ownership in PTVI, (b) acquired the 19.9% equity in two Japanese networks previously owned by PTVI, (c) retained our existing 19% ownership in PTVLA, (d) acquired an option to increase our percentage ownership of PTVLA, (e) obtained 100% distribution rights to Playboy TV en Español in the U.S. Hispanic market, (f) restructured our Latin American Internet joint venture with Claxson in favor of revenue share and promotional agreements for our respective Internet businesses in Latin America and (g) received from Claxson its preferred stock ownership in Playboy.com (approximately 3% equity in Playboy.com as if converted).

        Prior to the restructuring transaction, in return for the exclusive international TV rights for the use of the Playboy tradename, film and video library, and for the acquisition of the international rights to the Spice film library, the U.K. and Japan Playboy TV networks and certain international distribution contracts, PTVI was obligated to make total payments of $100.0 million to us, related to the above, over six years, of which $42.5 million had been received prior to the restructuring transaction. The remaining $57.5 million was to be paid to us from 2002 to 2004. We accounted for these revenues from the original sale of assets and the licensing payments on an "as received" basis. In return for our increased ownership in PTVI and the other terms of the restructuring transaction, among other things, (a) we forgave approximately $12.3 million in current programming and other receivables due from PTVI, (b) we will no longer receive the library or output agreement payments that we were scheduled to receive under the original agreement and (c) Claxson is released from its remaining funding obligations to PTVI.

        We accounted for this transaction as an unwinding of the PTVI joint venture and final payment under the original sale of assets and licensing agreement. Accordingly, any assets originally sold by us to PTVI have been recorded at their book values prior to the formation of PTVI. The majority of other PTVI net assets, including identifiable intangible assets created subsequent to PTVI's formation, have been recorded at 80.1% of their fair value as a result of the 80.1% additional ownership in PTVI that we have acquired. The Playboy.com preferred stock surrendered by Claxson has been recorded at its carrying value. The net value received, measured as described above, was $12.8 million. Of this amount, $12.3 million was applied to our current programming and other receivables from PTVI. The remaining $0.5 million was recorded as of the transaction date as the final revenue from the original sale of assets and licensing agreement.

        The following unaudited pro forma information presents a summary of our results of operations assuming the restructuring transaction occurred on January 1, 2001 (in thousands, except per share amounts):

	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Net revenues	$294,446	$301,060
Loss before cumulative effect of change in accounting principle	(19,257)	(43,804)
Net loss	(19,257)	(48,022)
Basic and diluted EPS
Loss before cumulative effect of change in accounting principle	(0.75)	(1.79)
Net loss	$(0.75)	$(1.97)

        These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the restructuring transaction occurred on January 1, 2001, or of future results of operations.

        In 2002 and 2001, we recognized revenues from PTVI of $16.3 million and $17.0 million, respectively, and pre-tax income, including our equity in the results of PTVI's operations, of $8.4 million and $8.7 million, respectively.

(D) Restructuring Expenses

        In 2003, primarily due to excess space in our Chicago office, we recorded unfavorable adjustments of $0.1 million and $0.2 million to the previous estimates related to the 2002 and 2001 restructuring plans, respectively. Of the total costs related to these restructuring plans, approximately $7.1 million was paid by December 31, 2003, with most of the remainder to be paid in 2004 and some payments continuing through 2007.

        In 2002, we announced a Company-wide restructuring initiative in order to reduce our ongoing operating expenses. The restructuring resulted in a workforce reduction of approximately 11%, or 70 positions. In connection with the restructuring, we reported a $5.7 million charge in 2002, of which $2.9 million related to the termination of 53 employees. The remaining positions were eliminated through attrition. The initiative also involved consolidation of our office space in Los Angeles and Chicago, resulting in a charge of $2.8 million.

        In 2001, we implemented a restructuring plan in anticipation of a continuing weak economy. The plan included a reduction in workforce coupled with vacating portions of certain office facilities by combining operations for greater efficiency, refocusing sales and marketing, outsourcing some operations and reducing overhead expenses. Total restructuring charges of $4.6 million were recorded, including $0.9 million recorded in 2002 as an unfavorable adjustment to the original estimate. The adjustment was due primarily to a change in sublease assumptions. The restructuring resulted in a workforce reduction of approximately 15%, or 104 positions, through Company-wide layoffs and attrition. Approximately half of these employees were in the Online Group. Of the $4.6 million charge, $2.6 million related to the termination of 88 employees. The remaining positions were eliminated through attrition. The charge also included $2.0 million related to the excess space in our Chicago and New York offices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        The following table displays the activity and balances of the restructuring reserve account for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	Workforce Reduction	Consolidation of Facilities and Operations	Total
Balance at December 31, 2000	$3,243	$—	$3,243
Additional reserve recorded	2,453	1,239	3,692
Adjustment to previous estimate	84	—	84
Cash payments	(4,201)	(97)	(4,298)

Balance at December 31, 2001	1,579	1,142	2,721
Additional reserve recorded	2,938	2,799	5,737
Write-off leasehold improvements	—	(437)	(437)
Adjustment to previous estimate	100	806	906
Cash payments	(1,845)	(505)	(2,350)

Balance at December 31, 2002	2,772	3,805	6,577
Additional reserve recorded	—	—	—
Adjustment to previous estimate	(168)	518	350
Cash payments	(1,974)	(1,760)	(3,734)

Balance at December 31, 2003	$630	$2,563	$3,193

(E)   Gain (Loss) on Disposals

        In 2001, we sold a majority of our equity interest in VIPress, publisher of the Polish edition of Playboy magazine. In connection with the sale, we recorded a gain of $0.4 million. Prior to the sale, the financial statements of VIPress were included in our financial statements, along with the related minority interest. Subsequent to the sale, our remaining 20% interest in VIPress was accounted for under the equity method and, as such, our proportionate share of the results of VIPress was included in nonoperating results. In 2002, we sold our remaining 20% interest in VIPress resulting in a gain of $0.4 million. There was no income tax effect attributable to either transaction due to our NOL carryforward position.

        In 2001, we sold our Collectors' Choice Music business. In connection with the sale, we recorded a loss of $1.3 million and a related deferred tax benefit of $0.5 million, which was offset by an increase in the valuation allowance.

(F)   Income Taxes

        The income tax provision consisted of the following (in thousands):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Current:
Federal	$67	$—	$—
State	152	120	120
Foreign	3,246	1,362	242

Total current	3,465	1,482	362

Deferred:
Federal	1,365	6,420	576
State	137	642	58
Foreign	—	—	—

Total deferred	1,502	7,062	634

Total income tax provision	$4,967	$8,544	$996

        The U.S. statutory tax rate applicable to us was 35% for each of 2003, 2002 and 2001. The income tax provision differed from a provision computed at the U.S. statutory tax rate as follows (in thousands):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Statutory rate tax benefit	$(907)	$(3,007)	$(9,914)
Increase (decrease) in taxes resulting from:
Foreign income and withholding tax on licensing income	3,246	1,362	242
State income taxes	289	762	178
Nondeductible expenses	507	345	673
Increase in valuation allowance	3,307	9,479	9,902
Tax benefit of foreign taxes paid or accrued	(1,556)	(506)	(85)
Other	81	109	—

Total income tax provision	$4,967	$8,544	$996

        Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply in the years in which the temporary differences are expected to reverse.

        In 2003, we increased the valuation allowance by $3.3 million, of which $1.5 million was due to the deferred tax treatment of certain acquired intangibles and the remainder was primarily due to the deferred tax asset related to the 2003 net operating loss. Of the $14.6 million increase in the valuation allowance in 2002, $7.1 million was due to the deferred tax treatment of certain acquired intangibles as a result of the adoption of Statement 142, Goodwill and Other Intangible Assets, and the remainder was primarily due to the deferred tax asset related to the 2002 net operating loss.

        The significant components of our deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003 are presented below (in thousands):

	Dec. 31, 2002	Net Change	Dec. 31, 2003
Deferred tax assets:
NOLs	$25,879	$(913)	$24,966
Capital loss carryforwards	10,577	(1,292)	9,285
Tax credit carryforwards	11,014	665	11,679
Temporary difference related to PTVI	15,014	528	15,542
Other deductible temporary differences	19,853	6,743	26,596

Total deferred tax assets	82,337	5,731	88,068
Valuation allowance	(69,146)	(3,307)	(72,453)

Deferred tax assets	13,191	2,424	15,615

Deferred tax liabilities:
Deferred subscription acquisition costs	(5,700)	217	(5,483)
Intangible assets	(16,474)	(3,054)	(19,528)
Other taxable temporary differences	(3,392)	(1,089)	(4,481)

Deferred tax liabilities	(25,566)	(3,926)	(29,492)

Net deferred tax liabilities	$(12,375)	$(1,502)	$(13,877)

        At December 31, 2003, we had NOLs of $71.3 million expiring from 2009 through 2021. We had capital loss carryforwards of $26.5 million expiring from 2004 through 2007. In addition, foreign tax credit carryforwards of $10.5 million and minimum tax credit carryforwards of $1.1 million are available to reduce future U.S. federal income taxes. The foreign tax credit carryforwards expire in 2004 through 2008, and the minimum tax credit carryforwards have no expiration date.

(G)   Earnings Per Common Share

        The following table represents the approximate number of shares related to options to purchase our Class A and Class B common stock and Class B restricted stock awards that were outstanding which were not included in the computation of diluted EPS as the inclusion of these shares would have been antidilutive (in thousands):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Stock options	2,835	2,670	2,245
Convertible preferred stock	1,506	—	—
Restricted stock awards	—	250	245

Total	4,341	2,920	2,490

        As a result, the weighted average number of basic and diluted common shares outstanding for 2003, 2002 and 2001 were equivalent.

        On February 11, 2004, we filed a registration statement with the Securities and Exchange Commission to offer approximately 3.2 million shares of our Class B stock.

(H)  Financial Instruments

        Fair Value:    The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For cash and cash equivalents, receivables, certain other current assets, current maturities of long-term debt and short-term debt, the amounts reported approximated fair value due to their short-term nature. At December 31, 2002, our long-term debt related to our former credit agreement and the amount reported approximated fair value as the interest rate on the debt was generally reset every quarter to reflect current rates. The interest rate swap agreement fair value at December 31, 2002 was $0.6 million, which reflected the amount that we would have to pay if we had terminated the agreement on that date. In connection with the repayment of our former credit agreement, we terminated the swap agreement on March 11, 2003 for a fee of $0.4 million. The related party long-term debt of $10.0 million that existed at December 31, 2002 represented the approximate fair value, since interest rates had not materially changed since the time the note was issued. The related party debt, short-term and long-term, was exchanged for an equivalent amount of preferred stock on March 11, 2003. At December 31, 2003, our long-term debt consisted of $115.0 million of senior secured notes, due 2010, with a coupon of 11.00%. The fair value of these notes was determined to be $131.8 million using market prices. For foreign currency forward contracts, the fair value was estimated using quoted market prices established by financial institutions for comparable instruments, which approximated the contracts' values.

        Concentrations of Credit Risk:    Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers and segments from which our products are sold and licensed.

(I)    Marketable Securities

        Marketable securities, primarily purchased in connection with our deferred compensation plans, consisted of the following (in thousands):

	Dec. 31, 2003	Dec. 31, 2002
Cost of marketable securities	$3,811	$3,759
Gross unrealized holding gains	50	—
Gross unrealized holding losses	(315)	(1,082)

Fair value of marketable securities	$3,546	$2,677

        There were no proceeds from the sale of marketable securities for 2003, 2002 and 2001, and therefore no gains or losses were realized. Included in "Total other comprehensive income (loss)" for 2003 were net unrealized holding gains of $0.8 million, and for 2002 and 2001 net unrealized holding losses of $0.6 million and $0.4 million, respectively.

(J)    Inventories, Net

        Inventories, net, consisted of the following (in thousands):

	Dec. 31, 2003	Dec. 31, 2002
Paper	$2,613	$2,470
Editorial and other prepublication costs	6,082	5,992
Merchandise finished goods	3,322	2,036

Total inventories, net	$12,017	$10,498

(K)   Advertising Costs

        At December 31, 2003 and 2002, advertising costs of $6.9 million and $6.7 million, respectively, were deferred and included in "Deferred subscription acquisition costs" and "Other current assets." For 2003, 2002 and 2001, our advertising expense was $34.5 million, $31.4 million and $35.5 million, respectively.

(L)   Property and Equipment, Net

        Property and equipment, net, consisted of the following (in thousands):

	Dec. 31, 2003	Dec. 31, 2002
Land	$292	$292
Buildings and improvements	8,644	8,624
Furniture and equipment	17,745	18,353
Leasehold improvements	11,137	8,616
Software	6,855	7,515

Total property and equipment	44,673	43,400
Accumulated depreciation	(32,653)	(31,684)

Total property and equipment, net	$12,020	$11,716

(M)  Programming Costs, Net

        Programming costs, net, consisted of the following (in thousands):

	Dec. 31, 2003	Dec. 31, 2002
Released, less amortization	$44,919	$41,935
Completed, not yet released	5,877	7,714
In-process	6,630	2,698

Total programming costs, net	$57,426	$52,347

        Based on management's estimate of future total gross revenues at December 31, 2003, approximately 53% of the completed original programming costs is expected to be amortized during 2004. We expect to amortize virtually all of the released original programming costs during the next three years. At December 31, 2003, we had $18.3 million of film acquisition costs. Film acquisition costs are typically amortized using the straight-line method over the license term, generally three years or less.

(N)  Financing Obligations

        Financing obligations consisted of the following (in thousands):

	Dec. 31, 2003	Dec. 31, 2002
Short-term financing obligations to related parties:
Promissory note, interest of 8.00%	$—	$17,235

Long-term financing obligations:
Tranche A term loan, interest of 4.42% at December 31, 2002	$—	$7,232
Tranche B term loan, weighted average interest of 5.67% at December 31, 2002	—	55,285
Revolving credit facility, weighted average interest of 6.25% at December 31, 2002	—	2,750
Senior secured notes, interest of 11.00% at December 31, 2003	115,000	—

Total long-term financing obligations	115,000	65,267
Less current maturities	—	(6,402)

Long-term financing obligations	$115,000	$58,865

Long-term financing obligations to related parties:
Promissory note, interest of 9.00%	$—	$10,000

        We have no minimum payments required for our long-term financing obligations until 2010, at which point, our senior secured notes of $115.0 million are due.

Debt Financings

        On March 11, 2003, we completed the offering of $115.0 million in aggregate principal amount of senior secured notes of our subsidiary, Holdings. On September 17, 2003, the senior secured notes were exchanged for new registered senior secured notes. The form and terms of the new notes are identical in all material respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the form and terms of the old notes. The notes mature on March 15, 2010 and bear interest at the rate of 11.00% per annum, with interest payable on March 15th and September 15th of each year, beginning September 15, 2003.

        The notes are guaranteed on a senior secured basis by us and by substantially all of our domestic subsidiaries, referred to as the guarantors, excluding Playboy.com and its subsidiaries. The notes and the guarantees rank equally in right of payment with our and the guarantors' other existing and future senior debt. The notes and the guarantees are secured by a first-priority lien on our and each guarantor's trademarks, referred to as the primary collateral, and by a second-priority lien, junior to a lien for the benefit of the lenders under the new credit facility, as described below, on (a) 100% of the stock of substantially all of our domestic subsidiaries, excluding the subsidiaries of Playboy.com, (b) 65% of the capital stock of substantially all of our indirect first-tier foreign subsidiaries, (c) substantially all of our and each guarantor's domestic personal property, excluding the primary collateral and (d) the Playboy Mansion, or collectively, the secondary collateral. Our ability to pay cash dividends on our common stock is limited under the terms of the notes.

        On March 11, 2003, we used $73.3 million of the notes proceeds to repay $73.0 million in outstanding principal and $0.3 million in accrued interest and fees on our previous credit facility. Effective with this repayment, that credit facility was terminated. In connection with the termination of the credit facility, we also terminated our existing interest rate swap agreement for $0.4 million, which was scheduled to mature in May 2003. On March 14, 2003, we paid $17.3 million to the Califa principals in satisfaction of substantially all of our 2003 payment obligations, which are discussed below.

        On March 11, 2003, Holdings also entered into an agreement for a new revolving credit facility, through which we are permitted to borrow up to $20.0 million in revolving borrowings, issue letters of credit or a combination of both. For purposes of calculating interest, revolving loans made under the new credit facility will be designated at either the offshore dollar inter bank rate, or IBOR, plus a borrowing margin based on our adjusted EBITDA or, in certain circumstances, at a base rate plus a borrowing margin based on our adjusted EBITDA, as defined in the agreement. Letters of credit issued under the new credit facility bear fees at IBOR plus a borrowing margin based on our adjusted EBITDA. All amounts outstanding under the new credit facility will mature on March 11, 2006. Our obligations under the new credit facility are guaranteed by us and each of the guarantors of the notes. The obligations of us and each of the guarantors under the new credit facility are secured by a first-priority lien on the secondary collateral and a second-priority lien on the primary collateral that supports obligations under the notes. At December 31, 2003, there were no borrowings and $9.6 million in letters of credit outstanding under this facility.

Financing from Related Party

        At December 31, 2002 Playboy.com had an aggregate of $27.2 million of outstanding indebtedness to Mr. Hefner in the form of three promissory notes. Upon the closing of the senior secured notes offering on March 11, 2003, Playboy.com's debt to Mr. Hefner was restructured. One promissory note, in the amount of $10.0 million, was extinguished in exchange for shares of Holdings Series A Preferred Stock with an aggregate stated value of $10.0 million. The two other promissory notes, in the combined principal amount of $17.2 million, were extinguished in exchange for $0.5 million in cash and shares of Holdings Series B Preferred Stock with an aggregate stated value of $16.7 million. Pursuant to the terms of an exchange agreement between us, Holdings, Playboy.com and Mr. Hefner and certificates of designation governing the Holdings Series A and Series B Preferred Stock, we were required to exchange the Holdings Series A Preferred Stock for shares of Playboy Class B stock and to exchange the Holdings Series B Preferred Stock for shares of Playboy preferred stock.

        In order to issue the Playboy preferred stock, we were required to amend our certificate of incorporation to authorize the issuance, which we refer to as the certificate amendment. In accordance with applicable law, Mr. Hefner, the holder of more than a majority of our outstanding Class A voting common stock, approved the certificate amendment by written consent. As a result, on May 1, 2003, we filed an amendment to our certificate of incorporation and exchanged the Holdings Series A Preferred Stock plus accumulated dividends for 1,122,209 shares of Playboy Class B stock and exchanged the Holdings Series B Preferred Stock for

1,674 shares of Playboy preferred stock. The Playboy preferred stock accrues dividends at a rate of 8.00% per annum, which are paid semi-annually.

        The Playboy preferred stock is convertible at the option of Mr. Hefner, the holder, into shares of our Class B stock at a conversion price of $11.2625, which is equal to 125% of the weighted average closing price of our Class B stock over the 90-day period prior to the exchange of Holdings Series B Preferred Stock for Playboy preferred stock. Beginning May 1, 2006, if at any time the weighted average closing price of our Class B stock for 15 consecutive trading days equals or exceeds 150% of the conversion price, or $16.89, we will have the option, by delivering a written notice to the holder of shares of Playboy preferred stock, to convert any or all shares of Playboy preferred stock into the number of shares of Class B stock determined by dividing (a) the sum of the aggregate stated value of such Playboy preferred stock and the amount of accrued and unpaid dividends by (b) the conversion price.

        On September 15, 2010, we will be required to redeem all shares of Playboy preferred stock that are then outstanding at a redemption price equal to $10,000 per share plus the amount of accrued and unpaid dividends. The final redemption price may be paid, at our option, in either cash or shares of our Class B stock or any combination of cash and shares of Class B stock. If we elect to pay the final redemption price in shares of our Class B stock, the number of such shares to which a holder of shares of Playboy preferred stock will be entitled will be determined by dividing (a) the sum of the aggregate stated value of such Playboy preferred stock and the amount of accrued and unpaid dividends by (b) the weighted average closing price of our Class B stock over the 90-day period prior to September 15, 2010.

        If the announced offering of Class B stock is completed, Mr. Hefner will convert all of his Playboy Preferred Stock into 1,485,948 shares of Class B stock, in accordance with the terms of the Playboy Preferred Stock, and those shares, along with the 1,122,209 Class B shares that he received in exchange for his Holdings Series A Preferred Stock will be sold in the offering.

(O)  Benefit Plans

        Our Employees Investment Savings Plan is a defined contribution plan consisting of two components, a profit sharing plan and a 401(k) plan. The profit sharing plan covers all employees who have completed 12 months of service of at least 1,000 hours. Our discretionary contribution to the profit sharing plan is distributed to each eligible employee's account in an amount equal to the ratio of each eligible employee's compensation, subject to Internal Revenue Service limitations, to the total compensation paid to all such employees. Total contributions for 2003, 2002 and 2001 were $1.0 million, $0.5 million and $0.5 million, respectively.

        All employees are eligible to participate in the 401(k) plan upon their date of hire. We offer several mutual fund investment options. The purchase of our stock is not an option. We make matching contributions to the 401(k) plan based on each participating employee's contributions and eligible compensation. Our matching contributions for 2003, 2002 and 2001 related to this plan were $1.0 million, $1.1 million and $1.2 million, respectively.

        We have two nonqualified deferred compensation plans, which permit certain employees and all nonemployee directors to annually elect to defer a portion of their compensation. A match is provided to employees who participate in the deferred compensation plan, at a certain specified minimum level, and whose annual eligible earnings exceed the salary limitation contained in the 401(k) plan. All amounts deferred and earnings credited under these plans are immediately 100% vested and are general unsecured obligations. Such obligations totaled $4.2 million and $3.4 million at December 31, 2003 and 2002, respectively, and are included in "Other noncurrent liabilities."

        We have an Employee Stock Purchase Plan to provide substantially all regular full- and part-time employees an opportunity to purchase shares of our Class B stock through payroll deductions. The funds are withheld and then used to acquire stock on the last trading day of each quarter, based on the closing price less a 15% discount. At December 31, 2003, a total of approximately 35,000 shares of Class B stock were available for future purchases under this plan.

(P)   Commitments and Contingencies

        Our principal lease commitments are for office space, operations facilities and furniture and equipment. Some of these leases contain renewal or end-of-lease purchase options. Our restructuring initiatives in 2002 and 2001 included the consolidation of our office space in our Chicago, New York and Los Angeles locations. In our restructuring efforts, we have subleased a portion of our excess office space, and are working to sublease our remaining excess office space. See Note (D) Restructuring Expenses.

        Rent expense was as follows (in thousands):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Minimum rent expense	$13,755	$11,343	$15,406
Sublease income	(842)	(1,036)	(1,372)

Net rent expense	$12,913	$10,307	$14,034

        There was no contingent rent expense in any of these periods. The minimum future commitments at December 31, 2003, under operating leases with initial or remaining noncancelable terms in excess of one year, were as follows (in thousands):

2004	$12,899
2005	10,762
2006	10,044
2007	9,258
2008	7,140
Later years	31,033
Less minimum sublease income	(4,043)

Net minimum lease commitments	$77,093

        Our entertainment programming is delivered to DTH and cable operators through communications satellite transponders. We currently have three transponder service agreements related to our domestic networks, the terms of which currently extend through 2006, 2010 and 2015. We also have four international transponder service agreements as a result of the December 2002 restructuring of the ownership of PTVI, one which expires in 2004 and three which expire in 2006. At December 31, 2003, future commitments related to these seven agreements were $5.4 million, $5.1 million, $4.6 million, $3.5 million and $3.5 million for 2004, 2005, 2006, 2007 and 2008, respectively, and $13.2 million thereafter. These service agreements contain protections typical in the industry against transponder failure, including access to spare transponders, and conditions under which our access may be denied. Major limitations on our access to DTH or cable systems or satellite transponder capacity could materially adversely affect our operating performance. There have been no instances in which we have been denied access to transponder service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        In 2002, a $4.4 million verdict was entered against us by a state trial court in Texas in a lawsuit with a former publishing licensee. We terminated the license in 1998 due to the licensee's failure to pay royalties and other amounts due to us under the license agreement. We are currently pursuing an appeal. We have posted a bond in the amount of $7.7 million, which represents the amount of the judgment, costs and estimated pre and post-judgment interest. We, on advice of legal counsel, believe that it is not probable that a material judgment against us will be sustained and have not recorded a liability for this case in accordance with Statement 5, Accounting for Contingencies.

        In the fourth quarter of 2003, we recorded $8.5 million related to settlement of the Logix litigation, which related to events prior to our 1999 acquisition of Spice. We made a payment of $6.5 million in February 2004 and will make payments of $1.0 million each in 2005 and 2006.

(Q) Stock Plans

        We have various stock plans for key employees and nonemployee directors which provide for the grant of nonqualified and incentive stock options and shares of restricted stock, deferred stock and other performance-based equity awards. The exercise price of options granted equals or exceeds the fair value at the grant date. In general, options become exercisable over a two- to four-year period from the grant date and expire ten years from the grant date. Restricted stock awards provided for the issuance of Class B stock subject to restrictions that lapsed if we met specified operating income objectives pertaining to a fiscal year. Vesting requirements for certain restricted stock awards would have lapsed automatically, regardless of whether or not we had achieved those objectives, generally ten years from the award date. The final two operating income objectives were met in 2003 and 241,374 shares of restricted stock vested. In 2002, it was probable that the performance criteria would be met, so we recorded $2,748,000 of amortization expense in 2002 operating results. In addition, one of the plans pertaining to nonemployee directors also allows for the issuance of Class B stock as awards and payment for annual retainers and committee and meeting fees.

        At December 31, 2003, a total of 2,195,896 shares of Class B stock were available for future grants under the various stock plans combined. Stock option transactions are summarized as follows:

	Shares		Weighted Average Exercise Price
	Class A	Class B	Class A	Class B
Outstanding at December 31, 2000	5,000	1,841,415	$7.38	$18.72
Granted	—	537,000	—	12.28
Exercised	(5,000)	(235,779)	7.38	8.27
Canceled	—	(77,500)	—	16.77

Outstanding at December 31, 2001	—	2,065,136	—	18.31
Granted	—	781,250	—	14.91
Exercised	—	(11,500)	—	10.31
Canceled	—	(219,000)	—	16.19

Outstanding at December 31, 2002	—	2,615,886	—	17.51
Granted	—	701,000	—	10.03
Exercised	—	(17,500)	—	10.95
Canceled	—	(455,500)	—	14.33

Outstanding at December 31, 2003	—	2,843,886	$—	$16.22

        The following table summarizes information regarding stock options at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Class B
$8.25-$15.85	1,851,886	7.14	$11.97	865,261	$12.65
$16.72-$21.00	472,500	5.17	20.72	472,500	20.72
$24.13-$31.50	519,500	5.39	27.26	519,500	27.26

Total Class B	2,843,886	6.49	$16.22	1,857,261	$18.79

        The weighted average exercise prices for Class B exercisable options at December 31, 2002 and 2001 were $18.65 and $18.27, respectively.

        The following table summarizes transactions related to restricted stock awards:

Restricted Stock Awards Outstanding	Class B
Outstanding at December 31, 2000	240,124
Awarded	45,000
Vested	—
Canceled	(21,250)

Outstanding at December 31, 2001	263,874
Awarded	15,000
Vested	—
Canceled	(37,500)

Outstanding at December 31, 2002	241,374
Awarded	—
Vested	(241,374)
Canceled	—

Outstanding at December 31, 2003	—

        There was no restricted stock awarded in 2003. For 2002 and 2001, the weighted average fair value of restricted stock awarded was $11.82 and $14.37, respectively.

(R) Sale of Securities

        The Califa acquisition agreement gave us the option of paying up to $71 million of the purchase price in cash or Class B stock through 2007. On April 17, 2002, a registration statement for the resale of approximately 1,475,000 shares became effective. These shares were issued in payment of the first two installments of consideration, which totaled $22.5 million plus $0.3 million of accrued interest. The sellers elected to sell the shares and realized net proceeds from the sale of $19.2 million. As a result, we were required to provide them with a make-whole payment in either cash or Class B stock of approximately $3.6 million, plus interest until the date payment was made. On March 14, 2003, we paid the sellers $17.3 million in cash, in satisfaction of $8.5 million of base consideration due in 2003, a $5.0 million performance-based payment due in 2003 and the $3.6 million make-whole payment, plus accrued interest of $0.2 million thereon. The amounts were recorded at the acquisition date as part of acquisition liabilities.

(S) Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows (in thousands):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Interest	$13,720	$9,260	$8,730
Income taxes	$3,668	$1,485	$782

        In 2003, we had noncash activities related to the conversion of three related party promissory notes. The notes were first converted to Holdings Series A and Series B Preferred Stock. Subsequently, the Holdings Series A Preferred Stock was converted to Playboy Class B stock and the Series B Preferred Stock was converted to Playboy Preferred Stock. See Note (N) Financing Obligations. In 2002, we had noncash activities related to the conversion of two related party promissory notes and accrued interest into a new promissory note. In 2002 and 2001, we had noncash activities related to the Califa acquisition. See Note (B) Acquisition.

(T) Segment Information

        Our businesses are currently classified into the following four reportable segments: Entertainment, Publishing, Online and Licensing. Formerly, we operated a fifth segment, Catalog, which we divested in connection with our sale of the Collectors' Choice Music catalog in 2001. Entertainment Group operations include the production and marketing of adult television programming for our domestic and international TV networks and worldwide DVD/home video products. Publishing Group operations include the publication of Playboy magazine; other domestic publishing businesses comprising special editions, calendars and ancillary businesses; and the licensing of international editions of Playboy magazine. Online Group operations include subscription, e-commerce and other Internet businesses including advertising, international ventures and online gaming. Licensing Group operations includes the licensing of consumer products carrying one or more of our trademarks and images, as well as Playboy branded location-based entertainment and marketing activities.

        These reportable segments are based on the nature of the products offered. Our chief operating decision maker evaluates performance and allocates resources based on several factors, of which the primary financial measure is segment operating results. The accounting policies of the reportable segments are the same as those described in Note (A) Summary of Significant Accounting Policies.

        The following table represents financial information by reportable segment (in thousands):

	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01
Net revenues(1)
Entertainment	$136,891	$121,639	$113,833
Publishing	120,678	111,802	124,496
Online	38,844	30,964	27,499
Licensing	19,431	13,217	10,769
Catalog	—	—	10,986

Total	$315,844	$277,622	$287,583

Income (loss) before income taxes and cumulative effect of change in accounting principle
Entertainment	$28,061	$32,365	$29,921
Publishing	5,160	2,669	1,776
Online	2,762	(8,916)	(21,673)
Licensing	10,358	4,581	2,614
Catalog	—	—	(453)
Corporate Administration and Promotion	(16,539)	(15,810)	(19,700)
Restructuring expenses	(350)	(6,643)	(3,776)
Gain (loss) on disposals	—	442	(955)
Nonoperating expense	(32,042)	(17,279)	(16,081)

Total	$(2,590)	$(8,591)	$(28,327)

Depreciation and amortization(2)(3)
Entertainment	$47,096	$48,538	$45,585
Publishing	397	371	560
Online	796	1,083	1,980
Licensing	33	46	209
Catalog	—	—	26
Corporate Administration and Promotion	1,236	1,581	3,544

Total	$49,558	$51,619	$51,904

Identifiable assets(2)(4)
Entertainment	$265,056	$263,416	$317,848
Publishing	48,462	43,861	49,219
Online	5,493	4,047	4,463
Licensing	8,199	4,726	4,732
Catalog	—	36	1,244
Corporate Administration and Promotion	90,850	53,635	48,734

Total	$418,060	$369,721	$426,240

(1)
Net revenues include revenues attributable to foreign countries of approximately $64,138, $45,695 and $48,522 in 2003, 2002 and 2001, respectively. Revenues from individual foreign countries were not material. Revenues are generally attributed to countries based on the location of customers, except licensing royalties where revenues are attributed based upon the location of licensees.

(2)
The majority of our property and equipment and capital expenditures are reflected in Corporate Administration and Promotion; depreciation, however, is allocated to the reportable segments.

(3)
Amounts include depreciation of property and equipment, amortization of intangible assets and amortization of investments in entertainment programming.

(4)
Our long-lived assets located in foreign countries were not material.

(U) Related Party Transactions

        In 1971, we purchased the Playboy Mansion in Los Angeles, California, where our founder, Hugh M. Hefner, lives. The Playboy Mansion is used for various corporate activities, including serving as a valuable location for video production, magazine photography, online events and sales events. It also enhances our image, as host for many charitable and civic functions. The Playboy Mansion generates substantial publicity and recognition which increase public awareness of us and our products and services. Mr. Hefner pays us rent for that portion of the Playboy Mansion used exclusively for his and his personal guests' residence as well as the per-unit value of non-business meals, beverages and other benefits received by him and his personal guests. The Playboy Mansion is included in our Consolidated Balance Sheets at December 31, 2003 and 2002 at a net book value, including all improvements and after accumulated depreciation, of $1.6 million and $1.9 million, respectively. The operating expenses of the Playboy Mansion, including depreciation and taxes, were $2.3 million, $3.6 million and $3.2 million for 2003, 2002 and 2001, respectively, net of rent received from Mr. Hefner. We estimated the sum of the rent and other benefits payable for 2003 to be $1.5 million, and Mr. Hefner paid that amount during 2003. The actual rent and other benefits payable for 2002 and 2001 were $1.3 million in each year.

        From time to time, we enter into barter transactions in which we secure air transportation for Mr. Hefner in exchange for advertising pages in Playboy magazine. Mr. Hefner reimburses us for our direct costs of providing these ad pages. We receive significant promotional benefit from these transactions. There were no such transactions in 2003.

        At December 31, 2002 and at the time of the Hefner debt restructuring, Playboy.com had an aggregate of $27.2 million of outstanding indebtedness to Mr. Hefner in the form of three promissory notes. Upon the closing of the senior secured notes offering on March 11, 2003, Playboy.com's debt to Mr. Hefner was restructured as previously discussed in Note (N) Financing Obligations.

        Prior to the December 2002 PTVI ownership restructuring, we also had material related party transactions with PTVI. See Note (C) Restructuring of Ownership of International TV Joint Ventures.

(V) Quarterly Results of Operations (Unaudited)

        The following is a summary of the unaudited quarterly results of operations for 2003 and 2002 (in thousands, except per share amounts):

	Quarters Ended
2003					Fiscal Year Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
Net revenues	$74,281	$75,971	$74,448	$91,144	$315,844
Operating income	9,450	5,518	5,661	8,823	29,452
Net income (loss)	632	(905)	(610)	(6,674)	(7,557)
Net income (loss) applicable to common shareholders	632	(1,128)	(944)	(7,010)	(8,450)
Basic and diluted EPS applicable to common shareholders	0.02	(0.04)	(0.03)	(0.26)	$(0.31)
Common stock price
Class A high	10.23	12.64	13.86	15.68
Class A low	7.48	8.03	11.64	13.48
Class B high	11.95	13.74	15.11	16.91
Class B low	$7.92	$8.47	$12.75	$14.45
	Quarters Ended
2002					Fiscal Year Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
Net revenues	$66,147	$70,566	$67,372	$73,537	$277,622
Operating income	2,249	2,168	4,188	83	8,688
Net loss	(9,387)	(3,064)	(639)	(4,045)	(17,135)
Basic and diluted EPS	(0.38)	(0.12)	(0.01)	(0.16)	$(0.67)
Common stock price
Class A high	15.06	14.65	11.45	9.55
Class A low	12.37	10.72	7.70	6.50
Class B high	17.50	16.75	13.12	10.85
Class B low	$14.12	$12.18	$8.50	$7.48

        Net loss for the quarter ended December 31, 2003 included an $8.5 million charge related to the Logix litigation settlement.

        Net income for the quarter ended March 31, 2003 included $3.3 million of debt extinguishment expenses in connection with financing obligations which were repaid upon completion of our debt offering in the quarter.

        Net loss for the quarter ended March 31, 2002 included a $5.8 million noncash income tax charge related to our adoption of Statement 142, Goodwill and Other Intangible Assets. See Note (A) Summary of Significant Accounting Policies.

        Operating income for the quarter ended December 31, 2002 included restructuring expenses of $6.6 million. See Note (D) Restructuring Expenses. The net loss for the quarter included a nonoperating gain of $0.7 million related to a vendor settlement.

(W) Supplemental Condensed Consolidating Financial Statements

        On March 11, 2003, Holdings completed an offering of $115.0 million of 11.00% senior secured notes due in 2010, which we refer to as the Old Notes. On September 17, 2003, the Old Notes were exchanged for new 11.00% senior secured notes due in 2010, which we refer to as the New Notes. The form and terms of the New Notes are identical in all material respects (including principal amount, interest rate, maturity, ranking and covenant restrictions) to the form and terms of the Old Notes, except that the New Notes (a) have been registered under the Securities Act of 1933, as amended, or the Securities Act, (b) do not bear restrictive legends restricting their transfer under the Securities Act, (c) are not entitled to the registration rights that apply to the Old Notes and (d) do not contain provisions relating to liquidated damages in connection with the Old Notes under circumstances related to the timing of the exchange offer. The payment obligations under the New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by us and by substantially all of our domestic subsidiaries, referred to as the guarantors, excluding Playboy.com and its subsidiaries. All of our remaining subsidiaries, referred to as the nonguarantors, are wholly-owned by the guarantors except for Playboy.com and its subsidiaries, which are majority-owned subsidiaries. The following supplemental Condensed Consolidating Statements of Operations for the years ended December 31, 2003, 2002 and 2001, the Condensed Consolidating Balance Sheets at December 31, 2003 and December 31, 2002 and the Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001, present financial information for (a) us (carrying our investment in Holdings under the equity method), (b) Holdings, the issuer of the New Notes (carrying its investment in the guarantors under the equity method), (c) on a combined basis the guarantors (carrying any investment in nonguarantors under the equity method) and (d) on a combined basis the nonguarantors. Separate financial statements of the guarantors are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and we believe that separate financial statements and other disclosures regarding the guarantors are not material to investors. In general, Holdings has entered into third-party borrowings and financed its subsidiaries via intercompany accounts. All intercompany activity has been included as "Net receipts from (payments to) subsidiaries" in the Condensed Consolidating Statements of Cash Flows. In certain cases, taxes have been calculated on the basis of a group position that includes both guarantors and nonguarantors. In such cases, the taxes have been allocated to individual legal entities based upon each legal entity's actual contribution to the tax provision.

PLAYBOY ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31, 2003
	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Net revenues	$—	$—	$256,063	$76,580	$(16,799)	$315,844

Costs and expenses
Cost of sales	—	—	(188,850)	(57,165)	16,799	(229,216)
Selling and administrative expenses	—	—	(45,979)	(10,847)	—	(56,826)
Restructuring expenses	—	—	24	(374)	—	(350)

Total costs and expenses	—	—	(234,805)	(68,386)	16,799	(286,392)

Operating income	—	—	21,258	8,194	—	29,452

Nonoperating income (expense)
Investment income	—	—	432	44	(113)	363
Interest expense	—	(11,288)	(4,584)	(550)	113	(16,309)
Amortization of deferred financing fees	—	(1,383)	—	(24)	—	(1,407)
Minority interest	(297)	—	(1,363)	—	—	(1,660)
Debt extinguishment expenses	—	(3,061)	—	(203)	—	(3,264)
Equity in operations of investments	—	—	(80)	—	—	(80)
Litigation settlement	—	—	(8,500)	—	—	(8,500)
Equity income (loss) from subsidiaries	(7,260)	8,847	5,453	—	(7,040)	—
Other, net	—	(375)	(663)	(147)	—	(1,185)

Total nonoperating expense	(7,557)	(7,260)	(9,305)	(880)	(7,040)	(32,042)

Income (loss) before income taxes	(7,557)	(7,260)	11,953	7,314	(7,040)	(2,590)
Income tax expense	—	—	(3,106)	(1,861)	—	(4,967)

Net income (loss)	$(7,557)	$(7,260)	$8,847	$5,453	$(7,040)	$(7,557)

	Year Ended December 31, 2002
	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Net revenues	$—	$—	$246,020	$31,888	$(286)	$277,622

Costs and expenses
Cost of sales	—	—	(175,281)	(29,621)	286	(204,616)
Selling and administrative expenses	—	—	(47,018)	(11,099)	—	(58,117)
Restructuring expenses	—	—	(3,865)	(2,778)	—	(6,643)

Total costs and expenses	—	—	(226,164)	(43,498)	286	(269,376)

Gain on disposals	—	—	442	—	—	442

Operating income (loss)	—	—	20,298	(11,610)	—	8,688

Nonoperating income (expense)
Investment income	—	—	91	34	—	125
Interest expense	—	(5,996)	(6,847)	(2,304)	—	(15,147)
Amortization of deferred financing fees	—	(945)	—	(48)	—	(993)
Minority interest	—	—	(1,724)	—	—	(1,724)
Equity in operations of investments	—	—	279	—	—	279
Vendor settlement	—	—	750	—	—	750
Equity loss from subsidiaries	(17,135)	(10,131)	(14,153)	—	41,419	—
Other, net	—	(63)	(508)	2	—	(569)

Total nonoperating expense	(17,135)	(17,135)	(22,112)	(2,316)	41,419	(17,279)

Loss before income taxes	(17,135)	(17,135)	(1,814)	(13,926)	41,419	(8,591)
Income tax expense	—	—	(8,317)	(227)	—	(8,544)

Net loss	$(17,135)	$(17,135)	$(10,131)	$(14,153)	$41,419	$(17,135)

PLAYBOY ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31, 2001
	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Net revenues	$—	$—	$255,476	$32,546	$(439)	$287,583

Costs and expenses
Cost of sales	—	—	(192,697)	(44,790)	439	(237,048)
Selling and administrative expenses	—	—	(49,008)	(9,042)	—	(58,050)
Restructuring expenses	—	—	(1,766)	(2,010)	—	(3,776)

Total costs and expenses	—	—	(243,471)	(55,842)	439	(298,874)

Loss on disposals	—	—	(955)	—	—	(955)

Operating income (loss)	—	—	11,050	(23,296)	—	(12,246)

Nonoperating income (expense)
Investment income	—	—	613	173	—	786
Interest expense	—	(8,388)	(3,984)	(1,598)	—	(13,970)
Amortization of deferred financing fees	—	(905)	—	—	—	(905)
Minority interest	—	—	(704)	—	—	(704)
Equity in operations of investments	—	—	(838)	92	—	(746)
Equity loss from subsidiaries	(33,541)	(24,169)	(23,926)	—	81,636	—
Other, net	—	(79)	(307)	(156)	—	(542)

Total nonoperating expense	(33,541)	(33,541)	(29,146)	(1,489)	81,636	(16,081)

Loss before income taxes and cumulative effect of change in accounting principle	(33,541)	(33,541)	(18,096)	(24,785)	81,636	(28,327)
Income tax benefit (expense)	—	—	(2,051)	1,055	—	(996)

Loss before cumulative effect of change in accounting principle	(33,541)	(33,541)	(20,147)	(23,730)	81,636	(29,323)
Cumulative effect of change in accounting principle (net of tax)	—	—	(4,022)	(196)	—	(4,218)

Net loss	$(33,541)	$(33,541)	$(24,169)	$(23,926)	$81,636	$(33,541)

PLAYBOY ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2003
(in thousands)

	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Assets
Cash and cash equivalents	$—	$—	$24,445	$6,887	$—	$31,332
Marketable securities	—	—	3,546	—	—	3,546
Receivables, net of allowance for doubtful accounts	—	—	43,948	8,282	—	52,230
Receivables from related parties	—	—	(7,277)	8,503	—	1,226
Inventories, net	—	—	9,624	2,393	—	12,017
Deferred subscription acquisition costs	—	—	11,759	—	—	11,759
Other current assets	—	—	8,420	1,788	—	10,208

Total current assets	—	—	94,465	27,853	—	122,318

Receivables from affiliates	—	110,843	49,315	—	(160,158)	—
Property and equipment, net	—	—	10,621	1,399	—	12,020
Programming costs, net	—	—	56,442	984	—	57,426
Goodwill	—	—	111,370	523	—	111,893
Trademarks	—	—	58,159	—	—	58,159
Distribution agreements, net of accumulated amortization	—	—	32,170	—	—	32,170
Investment in subsidiaries	106,636	106,636	(41,990)	—	(171,282)	—
Other noncurrent assets	—	8,013	16,023	38	—	24,074

Total assets	$106,636	$225,492	$386,575	$30,797	$(331,440)	$418,060

Liabilities
Acquisition liabilities	$—	$—	$13,244	$2,148	$—	$15,392
Accounts payable	—	131	17,205	5,563	—	22,899
Accrued salaries, wages and employee benefits	—	—	11,200	272	—	11,472
Deferred revenues	—	—	47,098	6,865	—	53,963
Accrued litigation settlement	—	—	6,500	—	—	6,500
Other liabilities and accrued expenses	—	3,725	13,896	1,467	—	19,088

Total current liabilities	—	3,856	109,143	16,315	—	129,314

Financing obligations	—	115,000	—	—	—	115,000
Financing obligations to affiliates	—	—	110,843	49,315	(160,158)	—
Acquisition liabilities	—	—	21,107	5,875	—	26,982
Net deferred tax liabilities	—	—	13,877	—	—	13,877
Accrued litigation settlement	—	—	2,000	—	—	2,000
Other noncurrent liabilities	—	—	11,888	1,282	—	13,170

Total liabilities	—	118,856	268,858	72,787	(160,158)	300,343

Minority interest	—	—	11,081	—	—	11,081
Shareholders' equity	106,636	106,636	106,636	(41,990)	(171,282)	106,636

Total liabilities and shareholders' equity	$106,636	$225,492	$386,575	$30,797	$(331,440)	$418,060

PLAYBOY ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2002
(in thousands)

	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Assets
Cash and cash equivalents	$—	$—	$(1,908)	$6,026	$—	$4,118
Marketable securities	—	—	2,677	—	—	2,677
Receivables, net of allowance for doubtful accounts	—	—	33,286	8,925	—	42,211
Receivables from related parties	—	—	(6,926)	8,468	—	1,542
Inventories, net	—	—	9,489	1,009	—	10,498
Deferred subscription acquisition costs	—	—	12,038	—	—	12,038
Other current assets	—	905	9,387	1,004	—	11,296

Total current assets	—	905	58,043	25,432	—	84,380

Receivables from affiliates	—	63,603	27,598	—	(91,201)	—
Property and equipment, net	—	—	10,432	1,284	—	11,716
Programming costs, net	—	—	51,633	714	—	52,347
Goodwill	—	—	111,370	523	—	111,893
Trademarks	—	—	55,219	—	—	55,219
Distribution agreements, net of accumulated amortization	—	—	34,284	—	—	34,284
Investment in subsidiaries	87,815	87,815	(47,864)	—	(127,766)	—
Other noncurrent assets	—	1,990	17,723	169	—	19,882

Total assets	$87,815	$154,313	$318,438	$28,122	$(218,967)	$369,721

Liabilities
Financing obligations	$—	$6,402	$—	$—	$—	$6,402
Financing obligations to related parties	—	—	—	17,235	—	17,235
Acquisition liabilities	—	—	12,525	902	—	13,427
Accounts payable	—	—	18,281	6,315	—	24,596
Accrued salaries, wages and employee benefits	—	—	10,046	373	—	10,419
Deferred revenues	—	—	48,377	4,256	—	52,633
Other liabilities and accrued expenses	—	1,231	15,018	1,399	—	17,648

Total current liabilities	—	7,633	104,247	30,480	—	142,360

Financing obligations	—	58,865	—	—	—	58,865
Financing obligations to related parties	—	—	—	10,000	—	10,000
Financing obligations to affiliates	—	—	63,603	27,598	(91,201)	—
Acquisition liabilities	—	—	31,777	7,908	—	39,685
Net deferred tax liabilities	—	—	12,375	—	—	12,375
Other noncurrent liabilities	—	—	8,904	—	—	8,904

Total liabilities	—	66,498	220,906	75,986	(91,201)	272,189

Minority interest	—	—	9,717	—	—	9,717
Shareholders' equity	87,815	87,815	87,815	(47,864)	(127,766)	87,815

Total liabilities and shareholders' equity	$87,815	$154,313	$318,438	$28,122	$(218,967)	$369,721

PLAYBOY ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2003
	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Cash flows from operating activities
Net cash provided by (used for) operating activities	$(186)	$(8,400)	$5,939	$7,526	$—	$4,879

Cash flows from investing activities
Proceeds from disposals	—	—	116	—	—	116
Additions to property and equipment	—	—	(1,796)	(546)	—	(2,342)
Other, net	—	—	175	4	—	179

Net cash used for investing activities	—	—	(1,505)	(542)	—	(2,047)

Cash flows from financing activities
Proceeds from financing obligations	—	115,000	—	—	—	115,000
Repayment of financing obligations	—	(65,267)	—	(500)	—	(65,767)
Payment of debt extinguishment expenses	—	(356)	—	—	—	(356)
Payment of acquisition liabilities	—	—	(13,145)	(1,747)	—	(14,892)
Payment of deferred financing fees	—	(9,205)	—	—	—	(9,205)
Payment of preferred stock dividends	(669)	—	—	—	—	(669)
Proceeds from stock plans	272	—	—	—	—	272
Other, net	(1)	—	—	—	—	(1)

Net cash provided by (used for) financing activities	(398)	40,172	(13,145)	(2,247)	—	24,382

Net receipts from (payments to) subsidiaries	584	(31,772)	35,064	(3,876)	—	—

Net increase in cash and cash equivalents	—	—	26,353	861	—	27,214
Cash and cash equivalents at beginning of period	—	—	(1,908)	6,026	—	4,118

Cash and cash equivalents at end of period	$—	$—	$24,445	$6,887	$—	$31,332

	Year Ended December 31, 2002
	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Cash flows from operating activities
Net cash provided by (used for) operating activities	$—	$(6,103)	$31,634	$(11,203)	$—	$14,328

Cash flows from investing activities
Payments for acquisitions	—	—	(435)	—	—	(435)
Proceeds from disposals	—	—	1,484	33	—	1,517
Additions to property and equipment	—	—	(3,975)	(343)	—	(4,318)
Other, net	—	—	78	—	—	78

Net cash used for investing activities	—	—	(2,848)	(310)	—	(3,158)

Cash flows from financing activities
Proceeds from financing obligations	—	—	—	5,000	—	5,000
Repayment of financing obligations	—	(16,311)	—	—	—	(16,311)
Payment of deferred financing fees	—	(310)	—	(275)	—	(585)
Proceeds from stock plans	234	—	—	—	—	234

Net cash provided by (used for) financing activities	234	(16,621)	—	4,725	—	(11,662)

Net receipts from (payments to) subsidiaries	(234)	22,724	(31,150)	8,660	—	—

Net increase (decrease) in cash and cash equivalents	—	—	(2,364)	1,872	—	(492)
Cash and cash equivalents at beginning of period	—	—	456	4,154	—	4,610

Cash and cash equivalents at end of period	$—	$—	$(1,908)	$6,026	$—	$4,118

PLAYBOY ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2001
	Playboy Enterprises, Inc. (Parent)	Holdings (Issuer)	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Playboy Enterprises, Inc.
Cash flows from operating activities
Net cash provided by (used for) operating activities	$—	$(9,282)	$15,000	$(13,663)	$—	$(7,945)

Cash flows from investing activities
Payments for acquisitions	—	—	(935)	—	—	(935)
Proceeds from disposals	—	—	3,184	92	—	3,276
Additions to property and equipment	—	—	(1,934)	(1,299)	—	(3,233)
Funding of equity interests	—	—	(1,875)	—	—	(1,875)
Other, net	—	—	(89)	3	—	(86)

Net cash used for investing activities	—	—	(1,649)	(1,204)	—	(2,853)

Cash flows from financing activities
Net proceeds from sale of Playboy.com Series A Preferred Stock	—	—	—	13,066	—	13,066
Proceeds from financing obligations	—	—	—	10,000	—	10,000
Repayment of financing obligations	—	(11,672)	—	—	—	(11,672)
Payment of deferred financing fees	—	(454)	—	—	—	(454)
Proceeds from stock plans	2,141	—	—	—	—	2,141
Other, net	(207)	—	—	—	—	(207)

Net cash provided by (used for) financing activities	1,934	(12,126)	—	23,066	—	12,874

Net receipts from (payments to) subsidiaries	(1,934)	21,408	(14,832)	(4,642)	—	—

Net increase (decrease) in cash and cash equivalents	—	—	(1,481)	3,557	—	2,076
Cash and cash equivalents at beginning of period	—	—	1,937	597	—	2,534

Cash and cash equivalents at end of period	$—	$—	$456	$4,154	$—	$4,610

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Playboy Enterprises, Inc.

        We have audited the accompanying consolidated balance sheets of Playboy Enterprises, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Playboy Enterprises, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in the notes to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Ernst & Young LLP Chicago, Illinois February 10, 2004

50

Playboy marks its landmark 50th Anniversary with a star-studded gala bash at Manhattan's New York State Armory in December 2003.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

5,235,948 shares

Class B Common Stock

PROSPECTUS

                      , 2004

Bear, Stearns & Co. Inc.

Banc of America Securities LLC

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 14.    Other Expenses Of Issuance And Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Playboy Enterprises, Inc. and the selling shareholders in connection with the offer and sale of the securities being registered. The amounts will be borne by Playboy Enterprises, Inc. and the selling shareholders pro rata based on the number of shares sold. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$13,113
NASD filing fee	10,850
Transfer agent's fee	3,000
Printing and engraving expenses	104,000
Legal fees and expenses	375,000
Accounting fees and expenses	125,000
Miscellaneous	147,000

Total	$777,963

  Item 15.    Indemnification of Directors and Officers

        The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and our charter and amended and restated bylaws.

        Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        In the case of an action by or in the right of the corporation, Section 145 of the DGCL grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

        As permitted by Delaware law, Article VII of our amended and restated bylaws provides that we shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was, or has agreed to become, a director of officer of us, or is or was serving at the written request of us, as a director, officer, trustee, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article VII of our amended and restated bylaws is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise. Article VII of our amended and restated bylaws also provides that we shall have the power to purchase and maintain insurance to protect us and any director, officer, employee or agent of us or other corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not we would have the power to indemnify such persons against such expense, liability or loss under the DGCL.

        We maintain an insurance policy on behalf of us and certain of our subsidiaries, and on behalf of the directors and officers thereof, covering certain liabilities which may arise as a result of the actions of such directors and officers.

        Section 102(b)(7) of the DGCL allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        As permitted by Delaware law, Article TWELFTH of our charter eliminates a director's personal liability for monetary damages to us and our shareholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to us or our shareholders, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law, the unlawful payment of dividends or repurchase of stock or self-dealing.

  Item 16:    Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1#
Asset Purchase Agreement, dated as of June 29, 2001, by and among Playboy Enterprises, Inc., Califa Entertainment Group, Inc., V.O.D., Inc., Steven Hirsch, Dewi James and William Asher (incorporated by reference to Exhibit 2.1 from Playboy's Current Report on Form 8-K dated July 6, 2001).
4.1	Amended and Restated Certificate of Incorporation of Playboy Enterprises, Inc. (incorporated by reference to Exhibit 3 from the quarterly report on Form 10-Q for the period ended March 31, 2003).
4.2
Indenture, dated as of March 11, 2003 (the "Indenture"), between PEI Holdings, Inc., the Guarantors party thereto and Bank One, N.A., as Trustee (incorporated by reference to Exhibit 4.1(a) from Playboy's annual report on Form 10-K for the year ended December 31, 2002).
5.1*	Opinion of Howard Shapiro.
5.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Howard Shapiro (included in Exhibit 5.1).
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).
24**	Powers of Attorney (included on signature pages to the registration statement).

*
To be filed by amendment.

**
Previously filed.

#
Certain information omitted pursuant to a request for confidential treatment filed separately with and granted by the SEC.

  Item 17:    Undertakings

        The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois, on April 7, 2004.

PLAYBOY ENTERPRISES, INC.

By:	/s/ LINDA G. HAVARD
	Name:	Linda G. Havard
	Title:	Executive Vice President, Finance and Operations, and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in their capacities on April 7, 2004.

Signature	Title
* Christie Hefner	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
* Linda G. Havard	Executive Vice President, Finance and Operations, and Chief Financial Officer (Principal Financial and Accounting Officer)
* Dennis S. Bookshester	Director
* David I. Chemerow	Director
* Donald G. Drapkin	Director
* Jerome H. Kern	Director
* Sol Rosenthal	Director
* Richard S. Rosenzweig	Director
* Russell I. Pillar	Director
*By:	/s/ HOWARD SHAPIRO Howard Shapiro Attorney-In-Fact

 EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1#
Asset Purchase Agreement, dated as of June 29, 2001, by and among Playboy Enterprises, Inc., Califa Entertainment Group, Inc., V.O.D., Inc., Steven Hirsch, Dewi James and William Asher (incorporated by reference to Exhibit 2.1 from Playboy's Current Report on Form 8-K dated July 6, 2001).
4.1	Amended and Restated Certificate of Incorporation of Playboy Enterprises, Inc. (incorporated by reference to Exhibit 3 from the quarterly report on Form 10-Q for the period ended March 31, 2003).
4.2
Indenture, dated as of March 11, 2003 (the "Indenture"), between PEI Holdings, Inc., the Guarantors party thereto and Bank One, N.A., as Trustee (incorporated by reference to Exhibit 4.1(a) from Playboy's annual report on Form 10-K for the year ended December 31, 2002).
5.1*	Opinion of Howard Shapiro
5.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Howard Shapiro (included in Exhibit 5.1).
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).
24**	Powers of Attorney (included on signature pages to the registration statement).

*
To be filed by amendment.

**
Previously filed.

#
Certain information omitted pursuant to a request for confidential treatment filed separately with and granted by the SEC.

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PROSPECTUS SUMMARY
Our Business
Competitive Strengths
Growth Strategy
Company Information
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR CLASS B COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS B COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX